CONFORMED

UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549




RECEIVED
2005
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States	0000101368
Exact name of registrant as specified in charter	Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2004)

Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on October 26, 2005.

United Mexican States

By: /s/ Gerardo Rodríguez Regordosa
Gerardo Rodríguez Regordosa
Deputy Undersecretary for Public
Credit of the Ministry of Finance
and Public Credit

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

Of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

EXHIBIT INDEX

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* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

PODER EJECUTIVO

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

DECRETO de Presupuesto de Egresos de la Federación para el ejercicio fiscal 2005.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

VICENTE FOX QUESADA, Presidente de los Estados Unidos Mexicanos, en cumplimiento de la obligación que me imponen los artículos 74, 87, 89, fracción I, y 126 de la Constitución Política de los Estados Unidos Mexicanos, y

CONSIDERANDO

Que el Presupuesto de Egresos de la Federación es el principal instrumento de política económica del Gobierno Federal, a través del cual se distribuye el gasto público federal para garantizar la prestación de los servicios generales del Estado; mejorar los niveles de vida de la población; generar las condiciones necesarias que garanticen el desarrollo económico del país; avanzar en el mejoramiento de nuestro sistema de administración de justicia; dar cumplimiento a las obligaciones contractuales gubernamentales; incrementar la infraestructura nacional, y asegurar el desarrollo económico y social equitativo de los estados y municipios, entre otros;

Que de conformidad con lo dispuesto por el artículo 74, fracción IV de la Constitución Política de los Estados Unidos Mexicanos, el Presupuesto de Egresos de la Federación es un instrumento jurídico de vigencia anual y, por lo tanto, debe iniciar su vigencia el primer día del ejercicio fiscal que corresponda, es decir, el primero de enero de cada año;

Que nuestro sistema constitucional no prevé que, ante la eventualidad de no contar con este importante instrumento de gasto al inicio del ejercicio fiscal, puedan reconducirse los principales conceptos de gasto del ejercicio inmediato anterior, sino que por el contrario, el artículo 126 de la Constitución Federal establece que no se puede realizar pago alguno que no esté comprendido en el propio Presupuesto o determinado por una ley posterior;

Que al tomar posesión del cargo el Ejecutivo Federal protestó guardar y hacer guardar las disposiciones previstas por la propia Constitución y las leyes que de ella emanen por lo que, tomando en cuenta lo señalado en los dos considerandos anteriores, se encuentra obligado a publicar el Presupuesto de Egresos;

Que no es viable omitir la publicación del Presupuesto de Egresos en la fecha señalada, ya que el Estado no puede incumplir con las obligaciones legales a su cargo, tales como el pago de pensiones y cuotas de seguridad social; debe atender desde el primer momento del ejercicio los servicios públicos básicos como el de salud, educación y seguridad, así como hacer frente a los compromisos contractuales y financieros a su cargo, pues de lo contrario se generarían costos incalculables adicionales;

Que el 18 de noviembre del presente año, la Cámara de Diputados del Honorable Congreso de la Unión aprobó el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005;

Que el 22 de noviembre de 2004, se recibió en la Subsecretaría de Enlace Legislativo de la Secretaría de Gobernación el oficio por medio del cual la Cámara de Diputados remitió al Ejecutivo Federal el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005, para sus efectos constitucionales;

Que el 30 de noviembre del año en curso el Ejecutivo Federal, en ejercicio de la facultad que le confiere el artículo 72 de la Constitución General, devolvió con diversas observaciones el Decreto de Presupuesto de referencia a la Cámara de Diputados, dentro del plazo constitucional; en virtud de que presentaba inconsistencias y contradicciones de carácter técnico-presupuestarias, recortes al gasto en detrimento de la operación normal y eficiente de la Administración Pública Federal, disposiciones que transgreden las leyes federales expedidas por el Congreso de la Unión y determinaciones de obras específicas, sustituyéndose con ello en la función administrativa que compete al Ejecutivo Federal;

Que la Cámara de Diputados conservó en su poder las observaciones enviadas por el Ejecutivo sin hacer pronunciamiento o trámite alguno al respecto y sólo determinó abrir el debate sobre su procedencia o rechazo hasta el 14 de diciembre del año en curso, cerrando inmediatamente después el periodo ordinario de sesiones y cancelando toda posibilidad jurídica y material de considerar dichas observaciones;

Que el 15 de diciembre de 2004, la Cámara de Diputados devolvió al Ejecutivo Federal el original del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005, con la solicitud de que se procediera a su publicación. Asimismo, se devolvieron las observaciones formuladas con toda oportunidad por el Ejecutivo Federal, señalando que "Primero.- No es de admitirse con el carácter de observaciones para trámite en la Cámara de Diputados, el documento enviado por el Presidente de la República a esta Soberanía ...";

Que la facultad del Ejecutivo Federal de formular observaciones le fue desconocida por la Cámara de Diputados, en violación al procedimiento legislativo establecido en la Constitución, por lo que el Ejecutivo Federal mantiene su firme oposición al Decreto aprobado por los diputados en la parte observada;

Que aun y cuando el Ejecutivo Federal se encuentra en desacuerdo con el Presupuesto de Egresos de la Federación recibido de la Cámara de Diputados, es de supremo interés nacional que el país cuente con un presupuesto en tiempo y forma con el fin de garantizar la buena marcha del país y evitar los efectos y consecuencias señalados en los considerandos precedentes;

Que el Máximo Tribunal del país ha sostenido que para que sea procedente impugnar el Presupuesto de Egresos, a través de una controversia constitucional, es necesario que el Poder Ejecutivo lo publique, y

Que por todo lo anterior, el Ejecutivo Federal a mi cargo está obligado constitucionalmente a publicar el Decreto de Presupuesto de Egresos de la Federación, sin perjuicio de que, en su momento, ejercite las acciones que la Constitución Federal le concede para impugnarlo, por lo que procedo a publicar el siguiente

"DECRETO DE PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2005

TÍTULO PRIMERO

DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I

Disposiciones Generales

Artículo 1. El ejercicio, control y la evaluación del gasto público federal para el año 2005, se realizará conforme a las disposiciones de este Decreto, a la Ley de Presupuesto, Contabilidad y Gasto Público Federal y las demás aplicables en la materia. No podrá hacerse pago alguno que no esté comprendido en este Presupuesto o determinado por ley posterior.

En la ejecución del gasto público federal, las dependencias y entidades deberán realizar sus actividades con sujeción a los objetivos, estrategias y prioridades establecidos en el Plan Nacional de Desarrollo y en los programas que derivan del mismo, así como a los objetivos y metas de éstos aprobados en este Presupuesto.

Los titulares de las dependencias y de sus órganos administrativos desconcentrados, los miembros de los órganos de gobierno y los directores generales o sus equivalentes de las entidades, así como los servidores públicos de las dependencias y entidades facultados para ejercer recursos públicos, en el ámbito de sus respectivas competencias, serán responsables en los términos de este artículo, de que se cumplan las disposiciones para el ejercicio del gasto público federal emitidas y aquéllas que se emitan en el presente ejercicio fiscal por la Secretaría en los términos de los artículos 5o. y 38 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

La Auditoría Superior de la Federación, en los términos de la Ley de Fiscalización Superior de la Federación, deberá corroborar el ejercicio del gasto público federal vinculando las asignaciones con la ejecución de los programas, objetivos y metas aprobados en este Presupuesto.

Para el eficaz cumplimiento de este Decreto, los Poderes Ejecutivo, Legislativo y Judicial de la Federación y, en coordinación con sus equivalentes en las entidades federativas, realizarán una colaboración recíproca para asegurar las mejores condiciones de probidad y veracidad en el intercambio de información presupuestaria, contable y de gasto público federal.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, se sujetarán a las disposiciones de este Decreto en lo que no se contraponga a los ordenamientos legales que los rigen.

El incumplimiento por parte de los servidores públicos a que se refiere el artículo 108 de la Constitución Política de los Estados Unidos Mexicanos, a las obligaciones que les impone el presente Decreto, será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y demás disposiciones aplicables, incluyendo aquéllas en materia de indemnizaciones por daños y perjuicios al Erario Público.

ARTÍCULO 2. Para efectos del presente Decreto se entenderá por:

I. Adecuaciones presupuestarias: los traspasos de recursos y movimientos que se realizan durante el ejercicio fiscal a las estructuras funcional-programática, administrativa, económica, a los calendarios de presupuesto, así como a las ampliaciones y reducciones líquidas al mismo, siempre que permitan un mejor cumplimiento de los objetivos de los programas aprobados en este Presupuesto;

II. Balance financiero: la diferencia entre los ingresos y el gasto neto total, incluyendo el costo financiero de la deuda pública del Gobierno Federal o de las entidades;

III. Balance primario: la diferencia entre los ingresos y el gasto neto total, excluyendo de este último el costo financiero de la deuda pública del Gobierno Federal o de las entidades;

IV. Cámara: la Cámara de Diputados del H. Congreso de la Unión;

V. Dependencias: las Secretarías de Estado incluyendo a sus respectivos órganos administrativos desconcentrados, y a la Consejería Jurídica del Ejecutivo Federal. La Presidencia de la República se sujetará a las mismas disposiciones que rigen a las dependencias. Asimismo, la Procuraduría General de la República y los tribunales administrativos se sujetarán a las disposiciones aplicables a las dependencias, en lo que no se contraponga a sus leyes específicas. Las atribuciones en materia presupuestaria de los servidores públicos de las Secretarías de Estado, se entenderán conferidas a los servidores públicos equivalentes de la Presidencia de la República, la Procuraduría General de la República y los tribunales administrativos;

VI. Disciplina presupuestaria: la directriz política de gasto que obliga a los Poderes Legislativo y Judicial, entes públicos federales y las dependencias y entidades, a ejercer los recursos en los montos, estructuras y plazos previamente fijados por la programación del Presupuesto que se autoriza, con pleno apego a la normatividad emitida a efecto de evitar desvíos, ampliaciones de gasto no programados, dispendio de recursos o conductas ilícitas en el manejo de los recursos públicos;

VII. Economías presupuestarias: los remanentes de recursos no ejercidos durante el periodo de vigencia del presupuesto, una vez cumplidas las metas y los objetivos establecidos en este Presupuesto;

VIII. Eficacia en la aplicación de los recursos públicos: lograr en el ejercicio presupuestario el cumplimiento de los objetivos y metas con base en indicadores, en los términos de las disposiciones aplicables;

IX. Eficiencia en el ejercicio del gasto público: al ejercicio del presupuesto en tiempo y forma, en los términos del presente Decreto y el calendario que apruebe la Secretaría;

X. Entes públicos federales: las personas de derecho público de carácter federal con autonomía en el ejercicio de sus funciones y en su administración, creadas por disposición expresa de la Constitución Política de los Estados Unidos Mexicanos;

XI. Entidades apoyadas presupuestariamente: las entidades a que se refiere la fracción XIV de este artículo, que reciben transferencias y subsidios con cargo al Presupuesto;

XII. Entidades federativas: los estados de la Federación y al Distrito Federal;

XIII. Entidades no apoyadas presupuestariamente: las entidades a que se refiere la fracción XIV de este artículo, que no reciben transferencias ni subsidios con cargo al Presupuesto;

XIV. Entidades: los organismos descentralizados; a las empresas de participación estatal mayoritaria, incluyendo a las sociedades nacionales de crédito, instituciones nacionales de seguros, instituciones nacionales de fianzas y las organizaciones auxiliares nacionales de crédito; así como a los fideicomisos públicos en los que el fideicomitente sea la Secretaría o alguna entidad de las señaladas en esta fracción, que de conformidad con las disposiciones aplicables sean considerados entidades paraestatales. Se entenderán como comprendidas en esta fracción las entidades sujetas a control presupuestario directo, a que se refiere el Anexo 1.D. de este Decreto, y entidades de control presupuestario indirecto, incluidas en los Tomos de este Presupuesto;

XV. Estructura ocupacional: las plazas registradas en el inventario de plazas o plantilla, autorizado por la Secretaría en los términos de las disposiciones aplicables;

XVI. Estructura organizacional: la relación jerarquizada de puestos dentro de cada dependencia y entidad, autorizada por la Función Pública en los términos de las disposiciones aplicables;

XVII. Función Pública: a la Secretaría de la Función Pública;

XVIII. Gasto de inversión física: son aquellas erogaciones destinadas a mantener e incrementar la capacidad productiva del sector público o el cumplimiento de las funciones públicas, a través de la adquisición, construcción o modificación de activos fijos; incluye la ejecución y contratación de obra pública; la conservación y el mantenimiento de activos fijos que mantengan e incrementen la capacidad productiva del sector público, y que se refleje de forma directa en una mayor prestación de bienes y servicios a la población y al cumplimiento de metas;

XIX. Gasto neto total: la totalidad de las erogaciones aprobadas en este Presupuesto, correspondientes al Gobierno Federal y a las entidades a que se refiere el Anexo 1.D. de este Decreto, con cargo a los ingresos previstos en la Ley de Ingresos de la Federación;

XX. Gasto no programable: las erogaciones que el Gobierno Federal realiza para dar cumplimiento a obligaciones que corresponden a los ramos generales 24 Deuda Pública, 28 Participaciones a Entidades Federativas y Municipios, 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero, 30 Adeudos de Ejercicios Fiscales Anteriores, y 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca; así como las erogaciones correspondientes al costo financiero de las entidades incluidas en el Anexo 1.D. de este Decreto;

XXI. Gasto programable: las erogaciones que se realizan en cumplimiento de funciones correspondientes a los ramos autónomos; a los ramos administrativos; a los ramos generales 19 Aportaciones a Seguridad Social, 23 Provisiones Salariales y Económicas, y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos; a las erogaciones que los gobiernos de las entidades federativas y de los municipios realizan, correspondientes a los ramos generales 33 Aportaciones Federales para Entidades Federativas y Municipios, y 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas; así como aquéllas que efectúan las entidades incluidas en el Anexo 1.D. de este Decreto, sin incluir el costo financiero de éstas;

XXII. Infraestructura. Las obras y elementos que soportan las actividades necesarias para la producción y el bienestar de la población, en el caso de la infraestructura rural se incluyen los conceptos considerados en el artículo 83 de la Ley de Desarrollo Rural Sustentable;

XXIII. Informes trimestrales: los Informes sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública que el Ejecutivo Federal presenta trimestralmente al H. Congreso de la Unión;

XXIV. Participaciones a Entidades Federativas y Municipios: son aquellos recursos derivados del sistema nacional de coordinación fiscal que corresponden a los estados, municipios y Distrito Federal, y que se constituyen de la recaudación federal participable que se obtenga en el ejercicio fiscal, en los términos de la Ley de Coordinación Fiscal, y se distribuye a través del ramo general 28 Participaciones a Entidades Federativas y Municipios;

XXV. Pasivo Circulante - ADEFAS: constituyen pasivo circulante, aquellos Adeudos de Ejercicios Fiscales Anteriores (ADEFAS) que generen las dependencias por concepto de compromisos presupuestados de gasto programable, devengados, contabilizados y no pagados al último día del ejercicio fiscal, derivado de obligaciones previstas en el Presupuesto, salvo los adeudos devengados y no pagados por la Tesorería de la Federación;

XXVI. Percepciones extraordinarias: los estímulos, reconocimientos, recompensas, incentivos y pagos equivalentes a los mismos, que se otorgan de manera excepcional a los servidores públicos, condicionados al cumplimiento de compromisos de resultados sujetos a evaluación; así como el pago de horas extraordinarias de trabajo y demás asignaciones de carácter excepcional autorizadas en los términos de la legislación laboral y de este Decreto;

XXVII. Percepciones ordinarias: las remuneraciones que recibe un servidor público de manera regular como contraprestación por el desempeño de sus labores cotidianas, en función de los tabuladores y obligaciones contractuales autorizados, que se integran como parte del costo directo de las plazas incorporadas en las estructuras ocupacional y organizacional, aprobadas por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias;

XXVIII. Presupuesto regularizable de servicios personales: las asignaciones de las plazas contenidas en la estructuras ocupacional y organizacional autorizadas por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, incluyendo tanto su costo directo, el cual considera las percepciones ordinarias brutas, las obligaciones de seguridad social y fiscales, a cargo del patrón; así como su costo indirecto compuesto por aquellas asignaciones que no se reciben de manera regular por estar sujetas a una condición establecida en la contratación o en alguna otra disposición de carácter laboral o administrativa. Estas asignaciones comprenden el valor del presupuesto anual de las plazas, incluyendo aquéllas no asociadas directamente a una plaza. El presupuesto regularizable se incrementa, en su caso, por las previsiones de las medidas salariales y económicas aprobadas para el ejercicio fiscal correspondiente;

XXIX. Presupuesto: al contenido en el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005, incluyendo sus 24 Anexos; así como los Tomos II.A. Ramos Autónomos; II.B. Ramos Generales; III. Ramos Administrativos; IV. Entidades de Control Presupuestario Directo; V. Entidades de Control Presupuestario Indirecto; VI. Programas y Proyectos de Inversión, y VII. Presentación Funcional Programática del Gasto Programable del Sector Público Federal;

XXX. Ramos administrativos: los ramos por medio de los cuales se asignan recursos en este Presupuesto, a las dependencias; a la Presidencia de la República; a la Procuraduría General de la República; a los tribunales administrativos, y al Consejo Nacional de Ciencia y Tecnología;

XXXI. Ramos autónomos: los ramos por medio de los cuales se asignan recursos en este Presupuesto a los Poderes Legislativo y Judicial, así como a los entes públicos federales;

XXXII. Ramos generales: los ramos cuya asignación de recursos se prevé en este Presupuesto, que no corresponden al gasto directo de las dependencias, aunque su ejercicio está a cargo de éstas;

XXXIII. Secretaría: la Secretaría de Hacienda y Crédito Público;

XXXIV. Subejercicio de gasto: las disponibilidades presupuestarias que resultan, con base en el calendario de presupuesto, sin cumplir las metas contenidas en los programas o sin contar con el compromiso formal de su ejecución;

XXXV. Subsidios: las asignaciones de recursos federales previstas en este Decreto que, a través de las dependencias y entidades, se otorgan a los diferentes sectores de la sociedad o a las entidades federativas para fomentar el desarrollo de actividades prioritarias de interés general como son, entre otras, proporcionar a los usuarios o consumidores los bienes y servicios a precios y tarifas por debajo de los de mercado. Asimismo, a los recursos federales que el Gobierno Federal otorga a los gobiernos de las entidades federativas y de los municipios, como apoyos económicos sean de carácter recuperable o no, y

XXXVI. Transferencias: las asignaciones previstas en los presupuestos de las dependencias, destinadas a las entidades bajo su coordinación sectorial y a sus órganos administrativos desconcentrados; así como, en el caso de la Secretaría, adicionalmente las asignaciones para las entidades no coordinadas sectorialmente; para sufragar los gastos de operación y de capital, entre otros, remuneraciones al personal; construcción y/o conservación de obras; adquisición de todo tipo de bienes; contratación de servicios, así como las transferencias para cubrir el déficit de operación y los gastos de administración asociados al otorgamiento de subsidios, con la finalidad de mantener los niveles de los bienes y servicios que prestan de acuerdo con las actividades que tienen encomendadas por ley. Incluye las transferencias para el apoyo de programas de las entidades vinculados con operaciones de inversión financiera o para el pago de intereses, comisiones y gastos, derivados de créditos contratados en moneda nacional o extranjera.

La Secretaría estará facultada para interpretar las disposiciones del presente Decreto para efectos administrativos y, de conformidad con éstas, establecer para las dependencias y entidades, con la participación de la Función Pública en el ámbito de su competencia, las medidas conducentes para su correcta aplicación, con el objeto de mejorar la eficiencia, eficacia, transparencia, control y disciplina en el ejercicio de los recursos públicos. Las recomendaciones que emita la Secretaría con la participación de la Función Pública, sobre estas medidas, las hará del conocimiento de los Poderes Legislativo y Judicial y de los entes públicos federales, a más tardar a los 15 días hábiles contados a partir de su emisión, y se publicarán en sus respectivas páginas electrónicas de internet.

CAPÍTULO II

De las Erogaciones

ARTÍCULO 3. El gasto neto total previsto en el presente Presupuesto, importa la cantidad de $1,818,441,700,000.00, y corresponde al total de los ingresos aprobados en la Ley de Ingresos de la Federación. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto.

Para el presente ejercicio fiscal, se establece una meta de déficit público presupuestario de $17,455,700,000.00. El Ejecutivo Federal en los términos del artículo 23 de este Decreto, podrá no sujetarse a lo anterior, informando de ello a la Cámara, sujeto al monto de endeudamiento neto aprobado en la Ley de Ingresos de la Federación. El Ejecutivo Federal procurará que los ahorros, economías e ingresos excedentes que se generen durante el ejercicio fiscal sean destinados a disminuir dicho déficit, conforme a las disposiciones de este Decreto.

En su caso, el balance presupuestario podrá modificarse para cubrir las erogaciones de los programas prioritarios aprobados en este Presupuesto, siempre y cuando sea necesario como consecuencia de la aplicación de las medidas a que se refiere el artículo 8, fracción III, de este Decreto y dicha modificación sea posteriormente disminuida con los ahorros que generen las mismas.

Los recursos previstos en el párrafo primero de este artículo, incluyen las erogaciones de este Presupuesto para atender a la población indígena, en los términos del apartado B del artículo 2 de la Constitución Política de los Estados Unidos Mexicanos. El monto total se prevé en el Anexo 2 de este Decreto.

El monto total de los recursos de este Presupuesto previstos para el Programa de Ciencia y Tecnología, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 3 de este Decreto. Los recursos de este Presupuesto para programas de impacto regional se señalan en el Anexo 4 de este Decreto.

El control presupuestario de los ramos generales a que se refiere el Anexo 1.C. de este Decreto estará a cargo de la Secretaría. El ejercicio de dichos ramos se encomienda a ésta, con excepción del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, el cual corresponde a la Secretaría de Educación Pública.

El Ejecutivo Federal reportará a la Cámara en los informes trimestrales, los montos y porcentajes de las economías que, en su caso, resulten de los ramos generales.

ARTÍCULO 4. Las erogaciones correspondientes a la Comisión Federal de Electricidad, a Luz y Fuerza del Centro, y al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, se sujetan a lo siguiente:

I. Deberán establecer sus respectivas metas de balance de operación primario y financiero, mensual y trimestral a nivel pagado;

II. Informarán sus respectivas metas a la Secretaría y a la Función Pública, a más tardar el último día hábil de febrero y, posteriormente, deberán remitir las mismas a la consideración de la Comisión Intersecretarial de Gasto Financiamiento a efecto de que, en su caso, ésta emita las recomendaciones correspondientes tomando en cuenta las opiniones que hayan emitido la Secretaría y la Función Pública.

En caso de que no establezcan sus metas en la fecha señalada, la Secretaría determinará las mismas;

III. Realizarán evaluaciones trimestrales sobre el cumplimiento de sus metas, informando al respecto a la Comisión Intersecretarial de Gasto Financiamiento, dentro de los 25 días naturales siguientes a la terminación del trimestre correspondiente; dicha Comisión, en su caso, emitirá las recomendaciones correspondientes tomando en cuenta las opiniones de la Secretaría y la Función Pública;

IV. Los montos señalados en el Anexo 1.D. de este Decreto para la Comisión Federal de Electricidad, incluyen previsiones para cubrir obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el artículo 48 de este Decreto. También incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere la fracción II del artículo 47 de este Decreto. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo IV de este Presupuesto;

V. Los montos señalados en el Anexo 1.D. de este Decreto, para Luz y Fuerza del Centro refleja el monto neto, por lo que no incluye las erogaciones por concepto de compra de energía a la Comisión Federal de Electricidad.

Los titulares y los servidores públicos competentes de las entidades a que se refiere este artículo y el siguiente, deberán cumplir, según corresponda, con sus metas de balance primario, de balance financiero y con sus presupuestos autorizados, y

VI. La cantidad que el Anexo 1 D, de este Decreto, destina para la Comisión Federal de Electricidad refleja el monto neto, sin incluir erogación alguna por concepto de aprovechamiento, así como ninguna transferencia del gobierno federal por concepto de subsidios.

Comisión Federal de Electricidad y Luz y Fuera del Centro dentro de los primeros dos meses del año 2005, deberán informar a la Cámara acerca de los subsidios otorgados en el 2004, para los consumidores, diferenciados a cada una de las tarifas eléctricas. Esta información deberá incluirse en el Tomo IV del Proyecto de Decreto de Presupuesto de Egresos de la Federación para los Ejercicios Fiscales subsecuentes.

ARTÍCULO 5. El ejercicio del gasto del Instituto Mexicano del Seguro Social se realizará de conformidad con las disposiciones de la Ley del Seguro Social y por lo señalado en este artículo. Conforme al artículo 272 de dicha Ley, el gasto programable del Instituto será de $204,707,600,000.00. El Gobierno Federal aportará al Instituto la cantidad de $34,031,572,070.00 como aportaciones para los seguros y la cantidad de $55,121,000,000.00 para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social aprobada el 21 de diciembre de 1995.

Durante el ejercicio fiscal de 2005, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $9,405,972,070.00 a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual, para con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto, las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes. Conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

ARTÍCULO 6. Las erogaciones de este Presupuesto incluyen los recursos para el Instituto Federal de Acceso a la Información Pública, conforme a lo previsto en el Anexo 5 de este Decreto. Los recursos autorizados al Instituto en este Presupuesto no podrán ser traspasados a las dependencias o a otras entidades.

Para efectos de este Decreto, el Instituto Federal de Acceso a la Información Pública se considerará que opera con recursos propios, por lo que recibirá un tratamiento presupuestario equivalente al de una entidad no apoyada presupuestariamente.

ARTÍCULO 7. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las entidades incluidas en el Anexo 1.D. de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuye conforme a lo establecido en el Anexo 6 de este Decreto.

Las cifras expresadas en el Anexo 1.C. de este Decreto para el Ramo General 24 Deuda Pública, reflejan el monto neto por concepto de intereses que se generan por las disponibilidades del Gobierno Federal. La Secretaría reportará por separado el monto de intereses obtenidos y erogados, en términos brutos y compensados, en los informes trimestrales.

El Ejecutivo Federal estará facultado para realizar amortizaciones de deuda pública hasta por un monto equivalente al financiamiento derivado de colocaciones de deuda, en términos nominales.

ARTÍCULO 8. El gasto programable previsto en el Anexo 1.C. de este Decreto para el Ramo General 23 Provisiones Salariales y Económicas, se distribuye conforme a lo establecido en el Anexo 7 de este Decreto y se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal, no se incluyen previsiones para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el párrafo cuarto de la fracción IV del artículo 74 de la Constitución Política de los Estados Unidos Mexicanos;

II. Las erogaciones previstas para los fondos de Desastres Naturales; para la Prevención de Desastres Naturales; de Estabilización de los Ingresos Petroleros, y de Desincorporación de Entidades, deberán ejercerse de conformidad con sus respectivas reglas de operación y no podrán destinarse a fines distintos a los previstos en las mismas;

III. Las dependencias y entidades podrán solicitar autorización a la Secretaría para que, con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas, se apliquen medidas para cubrir una compensación económica a los servidores públicos que decidan concluir en definitiva la prestación de sus servicios en la Administración Pública Federal, sin perjuicio de las prestaciones que les correspondan en materia de seguridad social. Para tal efecto, la Secretaría emitirá las disposiciones aplicables con la participación de la Función Pública en el ámbito de su competencia, a más tardar el 15 de febrero de 2005, conforme a lo siguiente:

a) Las plazas correspondientes al personal que concluya en definitiva la prestación de sus servicios en la Administración Pública Federal, se cancelarán en los términos de las referidas disposiciones;

b) Las dependencias y entidades, con cargo a los ahorros que generen en sus respectivos presupuestos de servicios personales por la aplicación de las medidas, deberán restituir anualmente y a más tardar en el ejercicio fiscal 2007, en los plazos y condiciones que señalen las disposiciones a que se refiere esta fracción, los recursos correspondientes a las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría, descontará los recursos correspondientes de las ministraciones posteriores de la respectiva dependencia o entidad;

c) Los recursos restituidos serán destinados a disminuir el déficit presupuestario;

d) Los ahorros generados, una vez descontado el monto correspondiente para restituir los recursos utilizados en las medidas a que se refiere esta fracción, podrán destinarse a los programas prioritarios de la dependencia o entidad que haya generado dicho ahorro y a la implantación y operación del Servicio

Profesional de Carrera en la Administración Pública Federal, siempre y cuando no implique la creación de plazas ni la contratación de personal eventual o de personas físicas por honorarios ni puestos de libre designación, ni aumente el presupuesto regularizable de los subsecuentes ejercicios fiscales, y

e) El Ejecutivo Federal reportará en los informes trimestrales sobre el ejercicio de los recursos a que se refiere esta fracción.

En su caso, las medidas a que se refiere esta fracción podrán autorizarse para la liquidación del personal que corresponda y los gastos asociados a ésta, así como los pagos que se originen como consecuencia de la desincorporación de entidades o de la eliminación de unidades administrativas de las dependencias, en los términos de las disposiciones aplicables, sujetándose en lo conducente a lo dispuesto en los incisos de esta fracción.

Los Poderes Legislativo y Judicial, así como los Entes públicos federales, aplicarán medidas de disciplina presupuestaria y de austeridad en la aplicación de sus respectivos presupuestos, en las que podrán acordar entre otras, la cancelación de plazas. Los ahorros presupuestarios generados en servicios personales, serán destinados a sus programas prioritarios aprobados en este Presupuesto, y los recursos restantes se destinarán a sufragar la deuda pública generada por las compensaciones económicas otorgadas a los servidores públicos que decidieron voluntariamente concluir en definitiva la prestación de sus servicios en los Poderes Legislativo y Judicial, así como los entes públicos federales; en todo momento se cuidará reducir el gasto corriente de sus presupuestos autorizados, y

IV. Podrán traspasarse recursos de otros ramos al Ramo General 23 Provisiones Salariales y Económicas, con el objeto de apoyar los programas contenidos en el mismo, observando lo previsto en el artículo 12 de este Decreto.

Los recursos del Ramo General 23 Provisiones Salariales y Económicas podrán ser traspasados a otros ramos, conforme a las disposiciones aplicables, y de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este Presupuesto, salvo lo dispuesto en el párrafo siguiente.

Los recursos que por motivos de control presupuestario se canalicen a través del Ramo General 23 Provisiones Salariales y Económicas, derivados de adecuaciones presupuestarias y erogaciones adicionales, en los términos de los artículos 12 y 21 de este Decreto, respectivamente, podrán ejercerse directamente conforme a los programas aprobados en este ramo o, en su caso, traspasarse a otros ramos, conforme a las disposiciones aplicables.

ARTÍCULO 9. El gasto programable previsto para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en el Anexo 8 del mismo.

Las previsiones para servicios personales referidas en el párrafo anterior que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el artículo 34 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos.

CAPÍTULO III

Del uso del patrimonio petrolero de la Nación

ARTÍCULO 10. Las erogaciones correspondientes a Petróleos Mexicanos, en el ejercicio de su presupuesto consolidado se sujetará a la meta de balance financiero de $50,419,750,945.00 la cual se detalla en el Tomo IV de este Presupuesto.

I. A efecto de que Petróleos Mexicanos mantenga esta meta y pueda tomar medidas en caso de que durante el ejercicio se presente una disminución de los ingresos netos previstos en su presupuesto por condiciones de mercado, en cuanto a:

a) El precio internacional para la mezcla de petróleo de exportación; Petróleos Mexicanos compensará en el siguiente orden:

i) La pérdida hasta por la cantidad de $10,000,000,000.00; en un 50 por ciento con ajustes a su gasto y en un 50 por ciento con la reducción a su meta de balance financiero, en los términos que se detalla en el Tomo IV de este Presupuesto;

ii) El resto de la pérdida con ajustes al gasto de su presupuesto;

b) El volumen de producción de petróleo; Petróleos Mexicanos lo compensará con ajustes al gasto, de su presupuesto preferentemente gasto corriente;

c) El tipo de cambio del peso respecto del dólar de los Estados Unidos de América; Petróleos Mexicanos reducirá su balance financiero en la proporción del efecto neto que resulte de la pérdida cambiaria y de los ahorros en importaciones;

d) La importación de mercancía para reventa, incluyendo el costo de maquila, asciende a $70,398,216,772.00. La cantidad que exceda de este monto no se considerará para evaluar el cumplimiento de la meta de balance financiero señalada en la fracción I de este artículo, y

e) En caso de que durante el ejercicio fiscal, se presenten retrasos en la cobranza por ventas de combustibles realizadas a empresas públicas del sector eléctrico, dicho retraso no se considerará para evaluar la meta de balance financiero a que se refiere este artículo.

La disminución de los ingresos netos previstos en el presupuesto consolidado de Petróleos Mexicanos, por condiciones distintas a las previstas en los incisos a), b) y c) de esta fracción, se compensará por Petróleos Mexicanos con ajustes a su gasto. En caso de que dichas condiciones sean ajenas a la operación de la entidad, la Secretaría determinará el mecanismo para evaluar la meta de balance financiero;

II. Petróleos Mexicanos se sujetará a lo dispuesto en el artículo 21 último párrafo de este Decreto, para poder realizar erogaciones adicionales, en el caso de que los ingresos petroleros excedan los proyectados en el artículo 1, fracción VII, numeral 1, inciso A de la Ley de Ingresos de la Federación, conforme a lo siguiente:

a) Con ingresos netos adicionales, obtenidos en el ejercicio de su presupuesto por mayor volumen y precio de ventas internas, mayor volumen de productos exportados, así como mayores precios de exportación de productos distintos al crudo;

b) Por la venta de acciones de empresas en las que participa, previa autorización de la Secretaría;

c) Por ingresos provenientes de la ejecución de programas de abatimiento de rezagos de cobranza; recuperación de ingresos por eficiencia en el control de ventas; financieros; venta de bienes muebles e inmuebles, entre otros, con el acuerdo de su órgano de gobierno.

Petróleos Mexicanos podrá realizar erogaciones con cargo a los recursos que le sean destinados en los términos de los artículos 7 fracción XI de la Ley de Ingresos de la Federación y 19 de este Decreto, por concepto del aprovechamiento sobre rendimientos excedentes de Petróleos Mexicanos y organismos subsidiarios, para gasto de inversión en las actividades de exploración, producción y refinación de hidrocarburos, así como en las materias de gas y petroquímica. Asimismo, podrá realizar erogaciones destinadas a gasto de inversión con cargo a los ingresos excedentes a que se refiere el artículo 21, fracción I, inciso j) de este Decreto. Dichos recursos serán destinados a inversión física;

III. Las medidas de compensación a que se refieren las fracciones I y II de este artículo, podrán realizarse por trimestre, dentro de los 25 días hábiles siguientes a su terminación, con la autorización de la Secretaría para efectos de la situación de las finanzas públicas, observando la meta de balance financiero de Petróleos Mexicanos.

Petróleos Mexicanos deberá informar mensualmente a la Secretaría sobre el comportamiento mensual del balance financiero, dentro de los 20 días hábiles siguientes a su terminación, y

IV. Para fines del cumplimiento del balance financiero trimestral y anual de Petróleos Mexicanos, con la aprobación de su órgano de gobierno, esta entidad deberá:

a) Informar mensualmente a la Secretaría los ingresos netos obtenidos en su flujo de presupuesto, diferenciando el balance fiscal, presupuestario y financiero;

b) Notificar a la Secretaría las adecuaciones presupuestarias internas a nivel flujo de efectivo;

c) Solicitar a la Secretaría la autorización de las adecuaciones presupuestarias externas a nivel flujo de efectivo y de indicadores de metas de operación, de presupuesto y financieras. La Secretaría emitirá su autorización siempre y cuando las adecuaciones presupuestarias externas tengan un impacto en las finanzas públicas, observando la meta de balance financiero de Petróleos Mexicanos.

Petróleos Mexicanos continuará realizando el registro de las adecuaciones presupuestarias externas en forma consolidada. Las adecuaciones externas de los organismos subsidiarios y empresas filiales, deberán ser solicitadas a la Secretaría conforme a las disposiciones establecidas;

d) Expedir a través del titular de la entidad o de quien éste designe, los oficios de inversión presupuestaria, incluyendo sus modificaciones, remitiendo copia a la Secretaría;

e) Establecer sus propias medidas de racionalidad, austeridad y disciplina presupuestaria, así como otras medidas equivalentes cuando menos a las señaladas en el artículo 28 de este Decreto. Dichas medidas deberán orientarse a reducir el gasto en servicios personales y el gasto administrativo y de apoyo; los ahorros generados por la aplicación de estas medidas se destinarán a gasto para el mantenimiento, la conservación y, en general, la operación de aquellas instalaciones directamente relacionadas con las actividades sustantivas de la entidad;

f) Traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, en el caso que requiera sufragar la creación temporal de plazas, solamente cuando para ello disponga de recursos propios para cubrir dicha medida, las plazas se destinen a proyectos o programas que generen ingresos adicionales durante la vigencia del proyecto o programa que se trate, y la temporalidad de las mismas no exceda la vigencia o vida útil de dichos programas o proyectos;

g) Establecer indicadores y metas de operación, de presupuesto y financieras, a más tardar el último día hábil de febrero. La Secretaría y la Función Pública llevarán a cabo un análisis sobre el cumplimiento de dichas metas, dentro de los 20 días naturales posteriores a la terminación de cada mes, y

h) Informar a la Comisión Intersecretarial de Gasto Financiamiento, dentro de los 25 días naturales siguientes a la terminación del trimestre, respecto del cumplimiento de las metas a que se refiere el inciso anterior, a efecto de que, en su caso, ésta emita las recomendaciones correspondientes tomando en cuenta el análisis realizado por la Secretaría y la Función Pública.

Los montos del Anexo 1.D. incluyen las previsiones de Petróleos Mexicanos para cubrir las obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el artículo 48 de este Decreto.

Los montos para Petróleos Mexicanos incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere la fracción II del artículo 47 de este Decreto. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo IV de este Presupuesto.

La cifra que señala el Anexo 1.D. de este Decreto, la cual comprende las erogaciones de los organismos subsidiarios de Petróleos Mexicanos, no incluye operaciones realizadas entre ellos.

Los servidores públicos de Petróleos Mexicanos deberán cumplir, con sus metas de balance primario, de balance financiero y con sus presupuestos autorizados.

Petróleos Mexicanos en su calidad de órgano público descentralizado se sujetará a lo establecido en su Ley Orgánica, y en la Ley Federal de las Entidades Paraestatales, y demás disposiciones aplicables, incluyendo su publicidad en los medios públicos de comunicación.

TÍTULO SEGUNDO

DEL EJERCICIO POR RESULTADOS DEL GASTO PÚBLICO Y LA DISCIPLINA PRESUPUESTARIA

CAPÍTULO I

Disposiciones Generales

ARTÍCULO 11. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, deberán sujetarse a los montos autorizados en este Presupuesto para sus respectivos programas, salvo que se autoricen adecuaciones presupuestarias en los términos del artículo 12 de este Decreto y las demás disposiciones aplicables. Asimismo, los recursos económicos que recauden u obtengan por cualquier concepto sólo podrán ejercerlos conforme a sus presupuestos autorizados y, en su caso, a través de ampliaciones a sus respectivos presupuestos conforme a los destinos establecido en los artículos 21 y 22 de este Decreto.

Todos los recursos económicos que recauden u obtengan por cualquier concepto las dependencias y sus órganos administrativos desconcentrados, deberán ser concentrados en la Tesorería de la Federación, con excepción de las entidades establecidas en los párrafos octavo y noveno del artículo 13 de la Ley de Ingresos de la Federación para el ejercicio fiscal de 2005.

Los recursos de las instituciones educativas, los planteles y centros de investigación, a los que se refiere el artículo 13 párrafo octavo de la Ley de Ingresos de la Federación, incluyendo los centros públicos de investigación, serán aplicados a sus objetivos y programas institucionales en gasto de inversión física o en gasto corriente distinto a servicios personales. Será responsabilidad de los titulares de dichas instituciones, planteles y centros, el registro presupuestario mensual de estos recursos en los términos de las disposiciones aplicables; asimismo, será responsabilidad de los titulares mencionados anteriormente que los recursos se ejerzan conforme a lo previsto en este Decreto y se reporten en los informes trimestrales y la Cuenta Pública.

Las universidades e instituciones federales que presten servicios de educación superior, de postgrado y de investigación, distribuirán los recursos públicos federales de acuerdo con el analítico de plazas y lo publicarán en sus respectivas páginas de internet, asimismo reportarán trimestralmente la información en los términos del artículo 74 de este Decreto.

ARTÍCULO 12. El Ejecutivo Federal autorizará, en su caso, las adecuaciones presupuestarias de las dependencias y entidades, en los términos de las disposiciones aplicables.

Las dependencias y entidades serán responsables de que las adecuaciones a sus respectivos presupuestos se realicen siempre y cuando permitan un mejor cumplimiento de los objetivos de los programas autorizados a su cargo.

Los montos autorizados para los programas a que se refiere el Anexo 14 de este Decreto, en materia de equidad de género, podrán ser objeto de adecuaciones presupuestarias, siempre que no implique incumplimiento a los objetivos de los programas ni afecten las metas autorizadas.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, a través de sus órganos competentes, podrán autorizar adecuaciones a sus respectivos presupuestos siempre que permitan un mejor cumplimiento de los objetivos de los programas a su cargo. Dichas adecuaciones deberán ser informadas al Ejecutivo Federal, por conducto de la Secretaría, para efectos de la integración de los informes trimestrales, así como del Informe de Avance de Gestión Financiera y la Cuenta Pública en los términos de la Ley de Fiscalización Superior de la Federación. Las adecuaciones presupuestarias que se realicen por ingresos adicionales o excedentes deberán sujetarse a lo establecido por el artículo 22 de este Decreto.

Cuando las adecuaciones a los montos presupuestarios ocasionen en su conjunto una variación mayor al 10 por ciento del presupuesto total del ramo o de la entidad de que se trate, o representen individualmente un monto mayor al 1 por ciento del gasto programable, se deberán reportar a la Comisión de Presupuesto y Cuenta Pública de la Cámara, en los informes trimestrales, la cual podrá emitir opinión sobre dichos traspasos.

ARTÍCULO 13. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, con cargo a sus respectivos presupuestos y de conformidad con las disposiciones aplicables, cubrirán las contribuciones federales, estatales y municipales, así como las obligaciones contingentes o ineludibles que se deriven de resoluciones emitidas por autoridad competente.

Las adecuaciones presupuestarias que, en su caso, sean necesarias para el pago de las obligaciones contingentes, o ineludibles, no podrán afectar el cumplimiento de los objetivos y las metas de los programas prioritarios aprobados en este Presupuesto, ni afectar el eficaz y oportuno cumplimiento de las atribuciones de los ejecutores del gasto público federal.

Las dependencias y entidades que no puedan cubrir la totalidad de las obligaciones contingentes o ineludibles conforme a lo previsto en este artículo, incluso las que se hubieren generado con anterioridad a este ejercicio, presentarán ante la autoridad competente un programa de cumplimiento que deberá ser considerado para todos los efectos legales en vía de ejecución respecto de la resolución que se hubiese emitido, con la finalidad de cubrir las obligaciones contingentes o ineludibles hasta por un monto que no afecte las metas y programas propios o el cumplimiento de las atribuciones señalados en el párrafo anterior, sin perjuicio de que el resto de la obligación deberá pagarse en los ejercicios fiscales subsecuentes conforme a dicho programa.

Los Poderes Legislativo y Judicial y los entes públicos federales, en caso de ser necesario, establecerán una propuesta de cumplimiento de obligaciones contingentes o ineludibles, observando en lo conducente lo dispuesto en los párrafos segundo y tercero de este artículo.

ARTÍCULO 14. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades podrán autorizar la celebración de contratos multianuales de obra pública, adquisiciones, arrendamientos y servicios, siempre que mediante una evaluación escrita, demuestre que estos actos jurídicos, representan mejores términos y condiciones respecto a la celebración de dichos contratos por un solo ejercicio fiscal, y en el entendido de que el pago de los compromisos de los años subsecuentes quedará sujeto a la disponibilidad presupuestaria que autorice la Cámara.

Las dependencias y entidades requerirán la autorización a que se refiere el párrafo primero del artículo 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

ARTÍCULO 15. En el ejercicio de sus presupuestos, las dependencias y entidades se sujetarán estrictamente a los calendarios de presupuesto autorizados en los términos de las disposiciones aplicables, los cuales deberán comunicarse a más tardar el primero de enero. Los calendarios de presupuesto autorizados a las dependencias y entidades deberán publicarse a los cinco días hábiles siguientes en el **Diario Oficial de la Federación.**

La Secretaría cumplirá estrictamente los calendarios de presupuesto autorizados a las dependencias en los términos de las disposiciones aplicables.

La Secretaría reportará en los informes trimestrales a la Cámara los saldos de los subejercicios presupuestarios.

Los subejercicios de los presupuestos de las dependencias y entidades que resulten, deberán subsanarse en un plazo máximo de 90 días naturales. En caso contrario, la Secretaría deberá asignar dichos recursos a los programas de desarrollo social y a los programas y proyectos de inversión en infraestructura, conforme a lo establecido en este Presupuesto. La Secretaría estará obligada a reportar al respecto en los informes trimestrales.

La Secretaría, tomando en cuenta los flujos reales de divisas y de moneda nacional, así como las variaciones que se produzcan por la diferencia en el tipo de cambio en el financiamiento de los programas y que provoquen situaciones contingentes o extraordinarias que incidan en el desarrollo de los mismos, determinará la procedencia de las adecuaciones presupuestarias necesarias a los calendarios de presupuesto en función de los compromisos reales de pago, los requerimientos, las disponibilidades presupuestarias y las alternativas de financiamiento que se presenten, procurando no afectar las metas de los programas prioritarios ni los sociales.

ARTÍCULO 16. Las ministraciones de recursos a las dependencias y, en su caso, a las entidades no coordinadas sectorialmente, serán efectuadas conforme al calendario de presupuesto autorizado de acuerdo con los programas y metas correspondientes. Las dependencias coordinadoras de sector efectuarán, a su vez, las ministraciones de recursos que, en los términos del Presupuesto, correspondan a sus entidades coordinadas.

El Ejecutivo Federal, por conducto de la Secretaría, podrá suspender las ministraciones de recursos a las dependencias y entidades y, en su caso, solicitar el reintegro de las mismas, cuando se presente alguno de los siguientes supuestos:

I. No envíen la información que les sea requerida en relación con el ejercicio de sus programas y presupuestos;

II. Del análisis que realicen las dependencias coordinadoras de sector sobre el ejercicio de los presupuestos y en el desarrollo de los programas, las entidades no cumplan con las metas de los programas aprobados o bien se detecten desviaciones en la ejecución o en la aplicación de los recursos correspondientes.

El análisis a que se refiere esta fracción, deberá informarse a la Secretaría, a más tardar a los 15 días posteriores a que se haya suspendido la ministración de recursos;

III. Las entidades no remitan la cuenta comprobada a más tardar el día 15 del mes siguiente al del ejercicio de dichos recursos, lo que motivará la inmediata suspensión de las subsecuentes ministraciones de recursos que por el mismo concepto se hubieren autorizado, así como el reintegro a la dependencia coordinadora de sector de los que se hayan suministrado;

IV. En el manejo de sus disponibilidades financieras no cumplan con las disposiciones aplicables;

V. No restituyan los recursos que correspondan a las medidas a que se refiere el artículo 8, fracción III, de este Decreto;

VI. En su caso, no cumplan con las obligaciones pactadas en los convenios o bases de desempeño a que se refiere el artículo 27 del presente Decreto;

VII. No informen, a través del Sistema Integral de Información a que se refiere el artículo 76 de este Decreto, sobre las plazas que tengan vacantes, y

VIII. En general, no ejerzan sus presupuestos de conformidad con lo previsto en este Decreto, así como en las disposiciones para el ejercicio del gasto público federal emitidas y aquéllas que se emitan en el presente ejercicio fiscal por la Secretaría, en los términos de los artículos 5o. y 38 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

En caso de que las dependencias y entidades no cumplan con las disposiciones de este Decreto, o con los acuerdos tomados en el seno de la Comisión Intersecretarial de Gasto Financiamiento, ésta podrá recomendar que la Secretaría suspenda la ministración de los recursos correspondientes al gasto operativo y de inversión de las mismas.

El incumplimiento a lo previsto en este artículo será sancionado en los términos del último párrafo del artículo 1 de este Decreto.

ARTÍCULO 17. Las obligaciones entre dependencias y entidades, entre estas últimas, y las operaciones entre dependencias, deberán ser liquidadas en los mismos términos que cualquier otro adeudo de conformidad con las disposiciones aplicables, a través del sistema de compensación establecido por la Tesorería de la Federación.

El sistema de compensación de la Tesorería de la Federación llevará el registro de las operaciones y de los saldos deudores y acreedores con base en los ciclos compensatorios, de acuerdo al calendario de pagos de dicho sistema para el ejercicio fiscal 2005.

Las dependencias y entidades, sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de las tasas anuales de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, emitidos durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La aplicación de esta tasa se efectuará sobre los adeudos reportados por el sistema de compensación a que se refiere este artículo, desde la fecha en que debieron liquidarse.

La Secretaría analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos de la Federación y este Presupuesto en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del artículo 1 de la Ley de Ingresos de la Federación o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

Los ingresos que se perciban en estas operaciones no se considerarán para efectos del cálculo de los ingresos en los términos de los artículos 19 y 21 de este Decreto.

La Secretaría podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas correspondan como máximo al 60 por ciento del monto total del adeudo, y las compensaciones se realicen mensualmente durante el presente ejercicio fiscal.

ARTÍCULO 18. Las dependencias y entidades que conforme a las disposiciones aplicables constituyan o incrementen el patrimonio de fideicomisos públicos no considerados entidad, o que celebren mandatos o contratos análogos, requerirán la autorización de la Secretaría. Las entidades no apoyadas presupuestariamente que constituyan estos fideicomisos quedan exceptuadas de esta autorización y sólo deberán cumplir con el registro a que se refiere el siguiente párrafo, así como con los informes trimestrales previstos en el artículo 74, fracciones VIII y IX de este Decreto.

Las dependencias y entidades que en los términos de las disposiciones aplicables coordinen los fideicomisos a que se refiere el párrafo anterior deberán registrarlos ante la Secretaría y renovar su clave de registro. Asimismo, éstas deberán registrar las subcuentas a que se refiere la fracción I de este artículo.

Las dependencias y entidades sólo podrán otorgar recursos públicos federales a fideicomisos, mandatos y contratos análogos a través de las partidas específicas que para tales fines prevé el Clasificador por Objeto del Gasto para la Administración Pública Federal, con autorización de sus titulares, siempre y cuando estén previstos en este Presupuesto, y se haya dado cumplimiento a lo dispuesto en este artículo y se sujeten a las disposiciones aplicables.

Los fideicomisos considerados entidades a que se refiere la fracción XIV del artículo 2 del presente Decreto podrán constituirse o incrementar su patrimonio sólo con la autorización del Ejecutivo Federal, emitida por conducto de la Secretaría. Asimismo, ésta podrá, en su caso, proponer al Ejecutivo Federal la modificación o extinción de los mismos cuando así convenga al interés público.

Las dependencias y entidades podrán otorgar subsidios o donativos a los fideicomisos que constituyan las entidades federativas o los particulares que realicen actividades productivas o de fomento, siempre y cuando cumplan con lo que a continuación se señala y las disposiciones aplicables:

I. Los recursos se identificarán en una subcuenta específica, la cual deberá reportarse en los informes trimestrales de conformidad con lo establecido en el artículo 74, fracción IX de este Decreto;

II. En el caso de fideicomisos constituidos por particulares, la suma de los recursos públicos federales otorgados no podrá representar en ningún momento más del 50 por ciento del saldo en el patrimonio neto de los mismos, y

III. Tratándose de fideicomisos constituidos por las entidades federativas, se requerirá la autorización del titular de la dependencia o entidad para otorgar recursos federales que representen más del 50 por ciento del saldo en el patrimonio neto de los mismos, informando de ello a la Secretaría y a la Función Pública.

En caso de que exista compromiso de la entidad federativa o de los particulares con el Gobierno Federal para otorgar sumas de recursos al patrimonio y aquéllos incumplan con la aportación de dichos recursos, con las reglas de operación del fideicomiso o del programa correspondiente, el Gobierno Federal, por conducto de la dependencia o entidad que coordine la operación del fideicomiso, suspenderá las aportaciones subsecuentes.

Los subsidios y donativos serán fiscalizados en los términos de las disposiciones aplicables.

Los Fondos a que se refiere la Ley de Ciencia y Tecnología, se constituirán y operarán conforme a lo previsto en la misma.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán incluir en los informes trimestrales a que se refiere el artículo 74 de este Decreto los ingresos del periodo, incluyendo rendimientos financieros; egresos; destino y saldo de los fideicomisos en los que participen, informando de ello a la Auditoria Superior de la Federación. Dicha información deberá presentarse a más tardar 15 días naturales después de terminado el trimestre de que se trate.

La información que remitan los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades para la integración de los informes trimestrales a que se refiere el artículo 74, fracciones VIII y IX de este Decreto, será de acceso público en términos de lo dispuesto por la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y, para tal efecto, deberán publicarla en sus respectivas páginas electrónicas de internet desde su portal principal, y en el **Diario Oficial de la Federación**.

Los fideicomisos públicos que tengan como objeto principal financiar programas y proyectos de inversión deberán sujetarse a las disposiciones generales en la materia.

Las dependencias y entidades que coordinen fideicomisos públicos a que se refiere este artículo, o que celebren mandatos o contratos análogos o con cargo a sus presupuestos se hayan aportado recursos a los mismos, serán las responsables de transparentar y rendir cuentas sobre el manejo de los recursos públicos otorgados, así como a proporcionar los informes que permitan su vigilancia y fiscalización. Asimismo, serán responsables de enviar oportunamente a la Secretaría la información correspondiente para la integración de los informes trimestrales y publicarla en su página electrónica de internet.

Las dependencias y entidades, con la participación que corresponda al fiduciario, excepto en aquéllos constituidos por las entidades federativas o los particulares, a más tardar el último día hábil de junio de 2005 realizarán los actos necesarios para la extinción de los fideicomisos no considerados entidad a que se refiere este artículo, de aquellos que estén bajo su coordinación, que hayan alcanzado sus fines, o en los que éstos sean imposibles de alcanzar, así como aquéllos que en el ejercicio fiscal anterior no hayan realizado acción alguna tendente a alcanzar los fines para los que fueron constituidos, salvo que en este último caso se justifique su vigencia.

Las dependencias y entidades deberán incluir en los informes trimestrales el avance en materia de extinción de fideicomisos públicos o actos análogos a que se refiere este artículo, incluyendo el monto de recursos concentrados en la Tesorería de la Federación, así como de la relación de aquéllos que se hubiere extinguido o terminado.

Las contralorías internas de las dependencias y entidades que coordinen fideicomisos, evaluarán y verificarán la operación de los fideicomisos, e informarán lo conducente a la Secretaría y a la Función Pública.

Cuando en el contrato de los fideicomisos cuya extinción se promueva no esté previsto un destino distinto, siempre que el contrato no disponga lo contrario, se deberán concentrar los remanentes en la Tesorería de la Federación, por lo que la institución fiduciaria deberá efectuar dicha concentración, aún cuando la formalización de la extinción no haya concluido. Asimismo, tratándose de los fideicomisos constituidos por entidades, los remanentes se concentrarán en sus respectivas tesorerías.

Cuando los ingresos por derechos, productos o aprovechamientos a que se refiere el artículo 1 de la Ley de Ingresos de la Federación para el ejercicio fiscal 2005, se destinen a un fideicomiso, mandato o contrato análogo, la Tesorería de la Federación deberá formar parte del comité de vigilancia, para verificar que los ingresos referidos, se destinen al fin para el que fueron autorizados.

Se prohíbe la celebración de fideicomisos, mandatos o contratos análogos que tengan como propósito eludir la anualidad de este Presupuesto, en los términos de los artículos 13 y 15 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

Los responsables de coordinar los fideicomisos con cargo a cuyo presupuesto se aportan los recursos en los términos establecidos en este artículo, deberán informar a la Comisión de Presupuesto y Cuenta Pública, en forma trimestral, en los términos de los Anexos 21 a 24, considerando lo siguiente:

a) El diagnóstico de la evaluación y verificación de la operación de los fideicomisos que realicen las contralorías internas de las dependencias y entidades que coordinen fideicomisos;

b) El monto de los recursos públicos que se encuentren en los fideicomisos a que se refiere el primer párrafo de este artículo, señalando las dependencias y entidades que los coordinen, así como los señalados en la fracción II de este artículo, y

c) La evaluación del registro de fideicomisos que realicen los responsables, determinando el universo de los fideicomisos del sector público federal, a que se refiere el primer párrafo de este artículo, las renovaciones de clave de registro.

La información de los recursos públicos otorgados como apoyo a los fideicomisos o actos análogos constituidos o que se constituyan con las entidades federativas o con los particulares se presentará a la Secretaría.

ARTÍCULO 19. Los ingresos excedentes que resulten del aprovechamiento a que se refieren los artículos 1, fracción VI numeral 21, y 7 fracción XI de la Ley de Ingresos de la Federación, por concepto de rendimientos excedentes de Petróleos Mexicanos y organismos subsidiarios, que se generan a partir de 27 dólares de los Estados Unidos de América, se destinarán de la siguiente manera:

I. En 50 por ciento, para gasto en programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, conforme a la estructura porcentual que se derive de la distribución del Fondo General de Participaciones reportado en la Cuenta Pública más reciente.

Este monto no podrá ser menor al correspondiente al 20 por ciento del excedente que se genere con respecto a lo previsto en la Ley de Ingresos de la Federación, por el concepto del Derecho Extraordinario sobre la Extracción del Petróleo, señalado en el artículo 1, fracción III, numeral 3, inciso B) de dicha ley;

II. En un 50 por ciento, para gasto de inversión de Petróleos Mexicanos y sus organismos subsidiarios en las actividades de exploración, producción y refinación de hidrocarburos, así como en las materias de gas y petroquímica.

Para los efectos de este artículo, la Secretaría hará entregas de anticipos a cuenta del aprovechamiento anual a más tardar a los 10 días hábiles posteriores al entero que realicen Petróleos Mexicanos y sus organismos subsidiarios en los términos del artículo 7, fracción XI de la Ley de Ingresos de la Federación, conforme a lo siguiente:

a) El anticipo correspondiente al primer trimestre será por el equivalente al 25 por ciento de la cantidad que corresponda del monto total de aprovechamientos recaudados en el mes de abril de 2005;

b) El anticipo correspondiente al segundo trimestre será por el equivalente al 50 por ciento de la cantidad que corresponda del monto total de aprovechamientos recaudados en los meses de abril y julio de 2005, descontando el anticipo correspondiente al primer trimestre;

c) El anticipo correspondiente al tercer trimestre será por el equivalente al 75 por ciento de la cantidad que corresponda del monto total de aprovechamientos recaudados en los meses de abril, julio y octubre de 2005, descontando los anticipos correspondientes al primero y segundo trimestres, y

d) El pago correspondiente al último trimestre será por el equivalente al 100 por ciento de la cantidad que corresponda del monto total de aprovechamientos recaudados en los meses de abril, julio y octubre de 2005, así como enero de 2006, descontando los anticipos correspondientes a los primeros tres trimestres del año y observando lo dispuesto en el siguiente párrafo.

En el caso de la fracción I de éste artículo, el Ejecutivo Federal, por conducto de la Secretaría, establecerá convenios con las entidades federativas para definir los mecanismos que permitan ajustar las diferencias que, en su caso, resulten entre los anticipos trimestrales y la cantidad correspondiente del monto total contenido en la declaración anual relativa al aprovechamiento sobre rendimientos excedentes a que hace referencia el artículo 7, fracción XI, de la Ley de Ingresos de la Federación.

Una vez presentada la declaración anual a que hace referencia el artículo 7, fracción XI, de la Ley de Ingresos de la Federación, la Secretaría realizará los ajustes que correspondan por la diferencia que, en su caso, resulte entre los anticipos trimestrales enterados y el monto del aprovechamiento anual.

ARTÍCULO 20. El monto de $38´539,000,000.00 con cargo a los ingresos derivados del precio promedio ponderado anual del barril de petróleo crudo para exportación aprobado en la Ley de Ingresos de la Federación que se genera entre 23.0 y 27.0 dólares de los Estados Unidos de América, con base en el artículo 1 fracciones III, numeral 3 y VI numeral 21, y artículo 7, fracción XI, así como el incremento en el déficit público de 0.14 a 0.22 del producto interno bruto en términos de la fracción IX del artículo 1, de la Ley de Ingresos de la Federación; se destinará por única vez y con carácter de no regularizable a gasto de infraestructura física, conforme al Anexo 20 correspondiente de este Decreto.

ARTÍCULO 21. El Ejecutivo Federal, por conducto de la Secretaría, en los términos de las disposiciones aplicables, podrá autorizar a las dependencias y entidades para que realicen erogaciones adicionales con cargo a los ingresos que obtengan en exceso a los previstos para el presente ejercicio fiscal, conforme a lo siguiente:

I. Las dependencias y las entidades incluidas en el Anexo 1.D. de este Decreto, podrán realizar erogaciones adicionales con cargo a los ingresos que obtengan en exceso a los previstos en el artículo 1 de la Ley de Ingresos de la Federación. Los excedentes de los ingresos a que se refiere dicho artículo, excepto los previstos en la fracción IX del mismo, se aplicarán de la manera siguiente:

a) Los excedentes que resulten de los ingresos propios y las aportaciones de seguridad social, a que se refieren respectivamente las fracciones VII y VIII del artículo 1 de dicha Ley, se podrán destinar al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, en lo que corresponda;

b) Los excedentes que resulten de los ingresos a que se refiere la fracción VII del artículo 1 de dicha Ley, correspondientes a los ingresos propios de las entidades distintas a la señalada en el inciso anterior, se podrán destinar a aquellas entidades que los generen;

c) Los excedentes que resulten de los derechos a que se refiere la fracción III, numerales 1 y 2, del artículo 1 de dicha Ley, se podrán destinar a las dependencias y entidades;

d) Los excedentes que resulten de los productos a que se refiere la fracción V del artículo 1 de dicha Ley, distintos a los señalados en el inciso e) de la presente fracción, se podrán destinar a las dependencias y entidades;

e) Los excedentes que resulten de los productos a que se refiere la fracción V numeral 2 inciso C, subinciso b), del artículo 1 de dicha Ley, por concepto de enajenación de bienes inmuebles, podrán destinarse al Fondo de Desincorporación de Entidades, a mejorar el balance económico del sector público o, en su caso, hasta en un 80 por ciento para gasto de inversión de las dependencias que tenían asignados dichos bienes. En el caso de las entidades incluidas en el Anexo 1.D. de este Decreto, dichos excedentes podrán destinarse para gasto de inversión.

Los excedentes que resulten de los productos por concepto de las enajenaciones de bienes inmuebles que realice el Instituto de Administración y Avalúos de Bienes Nacionales en los términos de la Ley General de Bienes Nacionales, podrán destinarse en su totalidad a cubrir los gastos de mantenimiento, obra pública y de administración en general, así como los pagos por concepto de contribuciones y demás erogaciones relacionadas con los bienes inmuebles a cargo de dicho Instituto;

f) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numerales 2 y 24 inciso D del artículo 1 de dicha Ley, provenientes de la recuperación de seguros de bienes adscritos a las dependencias o propiedad de las entidades incluidas en el Anexo 1.D. de este Decreto, y los donativos en dinero que éstas reciban, deberán destinarse a aquellas dependencias y entidades que les corresponda recibirlos;

g) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numerales 4; 11; 15 inciso C; 19 incisos B y E; 22 y 24 inciso D, del artículo 1 de dicha Ley, se podrán destinar a las dependencias y entidades que los generen;

h) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numeral 19, inciso D, del artículo 1 de dicha Ley por concepto de desincorporación de entidades, se podrán destinar a gasto de inversión o al Fondo de Desincorporación de Entidades;

i) Los excedentes que generen las Secretarías de la Defensa Nacional y de Marina, así como la Presidencia de la República por lo que se refiere al Estado Mayor Presidencial, por concepto de los derechos, productos y aprovechamientos a que se refieren respectivamente las fracciones III, V y VI del artículo 1 de dicha Ley, serán destinados a dichas dependencias;

j) La suma que resulte de los excedentes y faltantes de las fracciones I; II; III numeral 3; y IV; del artículo 1 de la Ley de Ingresos de la Federación, así como los aprovechamientos a que se refiere la fracción VI de dicho artículo distintos de los previstos en los incisos f) a i) anteriores y k) en el artículo 19 de este Decreto; se aplicará conforme lo señala el último párrafo de la presente fracción, una vez descontado en su caso, el incremento en el gasto no programable respecto del presupuestado, el aumento en los gastos presupuestados derivado de factores ajenos a la evolución de la economía nacional y de desastres naturales, y las compensaciones con cargo a los demás incisos de esta fracción; en un 25 por ciento al Fondo de Estabilización de los Ingresos Petroleros; en un 25 por ciento para mejorar el balance económico del sector público y, en un 50 por ciento para gasto de inversión en Petróleos Mexicanos y sus organismos subsidiarios.

k) Las multas que aplique el Instituto Federal Electoral a los que se refiere la fracción VI, numeral 1, del artículo 1 de dicha ley, serán reasignados para ciencia y tecnología en el Ramo 38 Consejo Nacional de Ciencia y Tecnología;

La Secretaría podrá autorizar las ampliaciones a los presupuestos de las dependencias y entidades a que se refiere la presente fracción, observando lo dispuesto en los incisos anteriores; la clasificación de los ingresos excedentes a que se refiere el artículo 21 de la Ley de Ingresos de la Federación; así como el procedimiento previsto en las disposiciones aplicables.

En el caso de los derechos, productos y aprovechamientos que tengan un destino específico por disposición expresa de leyes de carácter fiscal, o conforme a éstas se cuente con autorización de la Secretaría para utilizarse en un fin específico, ésta deberá autorizar las ampliaciones a los presupuestos de las dependencias o entidades que los generen, hasta por el monto de los ingresos excedentes obtenidos que determinen dichas leyes o, en su caso, la Secretaría.

Sólo se podrán otorgar ampliaciones a los presupuestos por concepto de derechos a que se refiere el artículo 1 fracción III numeral 3 de la Ley de Ingresos, cuando se obtengan ingresos adicionales a los previstos por dicho artículo.

La aplicación de los excedentes de ingresos a que se refiere la presente fracción, con excepción del inciso j), se podrá realizar durante el ejercicio fiscal; en el caso del inciso j), la aplicación de los excedentes de ingresos se realizará una vez que éstos sean determinados en los términos de dicho inciso; las ampliaciones al gasto programable que conforme a este artículo se autoricen, no se considerarán como regularizables y sólo se podrán autorizar por la Secretaría cuando no se deteriore la relación ingreso y gasto aprobada en este Presupuesto, y

II. La Secretaría, en los términos de las disposiciones aplicables, podrá autorizar las ampliaciones a los presupuestos de las entidades distintas a aquéllas incluidas en el Anexo 1.D. de este Decreto, que obtengan ingresos en exceso a los previstos en sus respectivos presupuestos aprobados.

Las ampliaciones líquidas a este Presupuesto se autorizarán en los términos de este artículo. Petróleos Mexicanos se sujetará a lo establecido en la fracción I, inciso j) de este artículo; así como a lo dispuesto en los artículos 10 fracción II y 19 de este Decreto. Las operaciones compensadas a que se refiere el penúltimo párrafo del artículo 17 de este Decreto no se sujetarán a lo previsto en el presente artículo.

ARTÍCULO 22. Los órganos encargados de la administración de los Poderes Legislativo y Judicial, así como de los entes públicos federales, podrán autorizar ampliaciones a sus respectivos presupuestos con cargo a los ingresos excedentes a que se refiere el artículo 21, fracción IV, de la Ley de Ingresos de la Federación, registrando los ingresos que obtenga por cualquier concepto en el rubro correspondiente de dicha Ley.

Con el propósito de transparentar la información referente a los ingresos generados a que se refiere el artículo 21 fracción IV de la Ley de Ingresos de la Federación, se registrará el monto de estos recursos ante la Secretaría.

Los Poderes Legislativo y Judicial, así como de los entes públicos federales, remitirán a la Auditoría Superior de la Federación, a más tardar el 31 de agosto de 2005, el Informe de Avance de Gestión Financiera sobre los resultados físicos y financieros de los programas a su cargo, por el periodo comprendido del 1 de enero al 30 de junio de 2005. Dicho informe será consolidado y remitido por el Ejecutivo Federal, a través de la Secretaría.

ARTÍCULO 23. En caso de que durante el ejercicio disminuyan los ingresos a que se refiere el artículo 1 de la Ley de Ingresos de la Federación, el Ejecutivo Federal, por conducto de la Secretaría, podrá aplicar las siguientes normas de disciplina presupuestaria:

I. La disminución de los ingresos por derechos a los hidrocarburos a que se refiere el numeral 3 de la fracción III del artículo 1 de la Ley de Ingresos de la Federación, se deberá compensar con los recursos del Fondo de Estabilización de los Ingresos Petroleros en los términos de sus reglas de operación. Cuando se llegue al límite de recursos establecido en dichas reglas, se procederá a realizar los ajustes a que se refiere la fracción II de este artículo, y

II. La disminución de los ingresos previstos en el artículo 1 de la Ley de Ingresos de la Federación, distintos a los ingresos por derechos a los hidrocarburos a que se refiere la fracción anterior, se compensará con la reducción de los montos aprobados en los presupuestos de las dependencias, entidades, fondos y programas, conforme a lo siguiente:

a) Los ajustes deberán realizarse en forma selectiva, en el siguiente orden:

i) El gasto en comunicación social;

ii) El gasto en servicios personales, prioritariamente los estímulos a que se refiere el artículo 40 de este Decreto;

iii) Los ahorros y economías presupuestarios que se determinen con base en los calendarios de presupuesto autorizados de las dependencias y entidades;

iv) Los gastos de difusión;

v) El gasto no vinculado directamente a la atención de la población.

En caso de que dichas reducciones no sean suficientes para compensar la disminución de ingresos a que se refiere este artículo, podrán realizarse ajustes en otros conceptos de gasto, siempre y cuando se procure no afectar los programas sociales.

b) Los ajustes a los presupuestos de los órganos administrativos desconcentrados, no deberán ser mayores a los ajustes que en promedio se hayan realizado en las demás unidades administrativas de la dependencia respectiva;

c) En el caso de que la contingencia represente una reducción equivalente de hasta 15 mil millones de pesos, el Ejecutivo Federal enviará a la Cámara en los siguientes 15 días hábiles a que se haya determinado la disminución de ingresos, un informe que contenga el monto de gasto programable a reducir y la composición de dicha reducción por dependencia y entidad;

d) En el caso de que la contingencia sea de tal magnitud que represente una reducción equivalente a un monto superior a 15 mil millones de pesos de los ingresos a que se refiere la fracción I del artículo 1 de la Ley de Ingresos de la Federación, el Ejecutivo Federal enviará a la Cámara en los siguientes 15 días hábiles a que se haya determinado la disminución de ingresos, el monto de gasto programable a reducir, y una propuesta de composición de dicha reducción por dependencia y entidad.

La Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, en un plazo de 15 días hábiles a partir de la recepción de la propuesta, analizará la composición de ésta, con el fin de, en su caso, proponer modificaciones a la composición de la misma, en el marco de las disposiciones aplicables. El Ejecutivo Federal, tomando en consideración la opinión de la Cámara, resolverá lo conducente, informando de ello a la misma. En caso de que la Cámara no emita opinión dentro de dicho plazo, procederá el proyecto enviado por el Ejecutivo Federal.

Lo dispuesto en este artículo no será aplicable a la disminución de ingresos que corresponda a recursos propios del presupuesto de Petróleos Mexicanos, entidad que se sujetará a lo establecido en la fracción I del artículo 10 de este Decreto.

Los Poderes Legislativo y Judicial y los entes públicos federales procurarán coadyuvar al cumplimiento de las normas de disciplina presupuestaria a que se refiere el presente artículo, a través de ajustes a sus respectivos presupuestos, observando en lo conducente lo dispuesto en la fracción II. Asimismo, deberán reportar los ajustes realizados en los informes trimestrales y la Cuenta Pública.

La Secretaría reportará, en su caso, en los informes trimestrales la reducción de los montos aprobados en el Presupuesto, en caso de contingencia de reducción equivalente hasta 15 mil millones de pesos de la disminución de ingresos a que se refiere el artículo 1 de la Ley de Ingresos de la Federación, distinguiendo las reducciones de las dependencias y entidades apoyadas.

ARTÍCULO 24. La desincorporación de entidades se sujetará a los siguientes criterios:

I. Las propuestas que en los términos del Reglamento de la Ley Federal de las Entidades Paraestatales se formulen para disolver, liquidar, extinguir, fusionar y enajenar entidades, o transferir las mismas a las entidades federativas, deberán ser dictaminadas por la Comisión Intersecretarial de Desincorporación con base en el informe que someterá ante dicha Comisión la dependencia coordinadora de sector, el cual deberá contener su opinión y considerar el efecto social y productivo de estas medidas así como los puntos de vista de los sectores interesados;

II. La dependencia coordinadora de sector deberá enviar a la Cámara, por conducto de la Secretaría de Gobernación, el informe a que se refiere la fracción anterior, a más tardar a los 30 días naturales posteriores a la emisión del dictamen favorable de la Comisión;

III. La dependencia coordinadora de sector someterá a la consideración de dicha Comisión Intersecretarial, a más tardar a los 60 días naturales posteriores a la emisión del dictamen favorable a que se refiere la fracción I de este artículo, la inclusión del proceso de desincorporación correspondiente en el Fondo de Desincorporación de Entidades. En caso de que la Comisión opine que el proceso de desincorporación deba ser incluido en el referido Fondo, la dependencia coordinadora de sector deberá solicitar la inclusión del mismo al Comité Técnico del Fondo, en los términos de las disposiciones aplicables, y

IV. Las dependencias coordinadoras de sector, dentro de los 25 días naturales siguientes a la terminación de cada trimestre, presentarán a la Comisión Intersecretarial de Desincorporación los avances en los procesos de desincorporación de sus entidades coordinadas.

ARTÍCULO 25. Las erogaciones previstas en este Presupuesto que no se encuentren devengadas al 31 de diciembre, no podrán ejercerse.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán publicar en el **Diario Oficial de la Federación**, a más tardar el 15 de febrero, un reporte detallado de los recursos que se encuentran devengados y aquéllos no devengados al 31 de diciembre.

El Ejecutivo Federal informará a la Cámara de los montos presupuestarios no devengados a que se refiere este artículo, y su aplicación, al presentar la Cuenta Pública correspondiente al año 2005.

Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y las entidades apoyadas presupuestariamente, que por cualquier motivo al término del ejercicio fiscal conserven recursos previstos en este Presupuesto y, en su caso, los rendimientos obtenidos, deberán reintegrar el importe disponible a la Tesorería de la Federación dentro de los 15 días naturales siguientes al cierre del ejercicio.

El incumplimiento de la concentración oportuna a que se refiere el párrafo anterior, dará lugar a que la Tesorería de la Federación determine el perjuicio que se ocasione al Erario Federal, salvo que bajo las disposiciones que, en su caso, emita la Tesorería de la Federación, existan casos extraordinarios que imposibiliten el entero oportuno, situación que invariablemente deberá justificarse plenamente ante dicha Tesorería, contando siempre con la validación respectiva del órgano interno de control.

Queda prohibido realizar erogaciones al final del ejercicio con cargo a ahorros y economías del Presupuesto que tengan por objeto evitar la concentración de recursos a que se refiere este artículo.

CAPÍTULO II

De la Administración por Resultados de los Recursos Públicos

ARTÍCULO 26. Los responsables de la administración en los Poderes Legislativo y Judicial, los titulares de los entes públicos federales y de las dependencias, así como los miembros de los órganos de gobierno y los directores generales o sus equivalentes de las entidades, serán responsables de la administración por resultados; para ello, deberán cumplir con oportunidad y eficiencia las metas y objetivos previstos en sus respectivos programas, conforme a lo dispuesto en el presente Decreto, así como en las demás disposiciones aplicables.

ARTÍCULO 27. La Secretaría y la Función Pública, con la participación que corresponda en su caso a la respectiva dependencia coordinadora de sector, y con la opinión favorable de la Comisión Intersecretarial de Gasto Financiamiento, podrán suscribir convenios o bases de desempeño con las entidades, las dependencias y sus órganos administrativos desconcentrados, respectivamente, con el objeto de establecer compromisos de resultados que promuevan una mayor generación de ingresos y un ejercicio más eficiente y eficaz del gasto público, así como una efectiva rendición de cuentas. Asimismo, se podrán incluir en dichos convenios acciones de fortalecimiento o saneamiento financiero.

La Secretaría determinará las entidades, dependencias y órganos administrativos desconcentrados con los que procede la celebración de convenios o bases de desempeño, respectivamente.

CAPÍTULO III

De las Disposiciones de Racionalidad y Austeridad Presupuestaria

ARTÍCULO 28.- Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, en el ejercicio de sus respectivos presupuestos, deberán tomar medidas para racionalizar el gasto destinado a las actividades administrativas y de apoyo, sin afectar el cumplimiento de los objetivos y las metas aprobados en este Presupuesto. Entre otras medidas, deberán aplicar las siguientes:

I. En las dependencias y entidades no se otorgarán incrementos salariales a los servidores públicos de mandos medios y superiores, ni a los niveles homólogos;

II. Las contrataciones de asesorías, estudios e investigaciones deberán sujetarse a lo dispuesto en la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y las demás disposiciones aplicables;

III. Para realizar erogaciones por concepto de gastos de orden social, congresos, convenciones, exposiciones, seminarios, espectáculos culturales, simposios o cualquier otro tipo de foro o evento análogo, las unidades administrativas que realicen dichas erogaciones deberán integrar expedientes que incluyan, entre otros, los documentos con los que se acredite la contratación u organización requerida, la justificación del gasto, los beneficiarios, los objetivos y programas a los que se dará cumplimiento;

IV. Las comisiones de personal al extranjero deberá reducirse al número de integrantes estrictamente necesario para la atención de los asuntos de su competencia, así como deberán reducirse los gastos menores y de ceremonial;

V. Sólo podrán aportar cuotas a organismos internacionales, cuando las mismas se encuentren previstas en sus presupuestos autorizados y sean estrictamente indispensables;

VI. Las dependencias y entidades no podrán efectuar adquisiciones o nuevos arrendamientos de bienes inmuebles para oficinas públicas, salvo en los casos estrictamente indispensables para el cumplimiento de sus objetivos en los términos de la Ley General de Bienes Nacionales y las demás disposiciones aplicables, y siempre que justifiquen ante la Función Pública que los inmuebles subutilizados u ociosos no cubren sus necesidades.

En caso de que se encuentren bienes inmuebles subutilizados u ociosos, deberán ponerse a disposición de la Función Pública o determinar su destino final, según corresponda.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán optimizar la utilización de los espacios físicos y establecer los convenios necesarios con la Función Pública a fin de utilizar los bienes nacionales disponibles en los términos de las disposiciones aplicables;

VII. Las dependencias y entidades elaborarán un estudio costo y beneficio de sus representaciones, delegaciones o similares en las entidades federativas, considerando la posible descentralización a que se refiere el artículo 58 de este Decreto.

VIII. Las dependencias y entidades deberán procurar la sustitución de arrendamientos por la utilización de bienes inmuebles ociosos o subutilizados, a efecto de promover la eficiencia en la utilización de dichos bienes, respetando los términos de los respectivos contratos de arrendamiento y evitando costos adicionales. Lo anterior, en los términos de las disposiciones emitidas por la Función Pública.

Las dependencias y entidades podrán optar por el arrendamiento financiero de inmuebles exclusivamente cuando las erogaciones correspondientes representen como mínimo un ahorro del 20 por ciento, en comparación con los recursos para pagar el arrendamiento puro y los gastos asociados al mismo, y

IX. Las dependencias y entidades establecerán programas para fomentar el ahorro por concepto de energía eléctrica, combustibles, teléfonos, agua potable, materiales de impresión y fotocopiado, inventarios, así como otros conceptos de gasto corriente, mismos que deberán someter a la consideración de los titulares y órganos de gobierno, respectivamente.

Los ahorros generados se destinarán a impulsar los proyectos de inversión física aprobados en este Presupuesto, en los términos de las disposiciones aplicables.

Las dependencias y entidades deberán informar trimestralmente a la Secretaría y a la Función Pública sobre los ahorros generados como resultado de las medidas a que se refiere este artículo. Asimismo, deberán reportar los ahorros y el destino de los mismos en los informes trimestrales.

ARTÍCULO 29. Las dependencias y entidades únicamente podrán destinar recursos presupuestarios para actividades relacionadas con la comunicación social a través de la radio y la televisión, una vez que hayan agotado los tiempos de transmisión asignados, tanto en los medios de difusión del sector público, como en aquellos que por ley otorgan al Estado las empresas de comunicación que operan mediante concesión federal. Serán exceptuadas de esta disposición las dependencias y entidades que por la naturaleza de sus programas requieran de tiempos y audiencias específicos.

Los tiempos que por ley otorgan al Estado las empresas de comunicación que operan mediante concesión federal, denominados tiempo fiscal y tiempo de estado, serán distribuidos en los siguientes porcentajes: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo Federal, asignándose en partes iguales a la Cámara y a la Cámara de Senadores; 10 por ciento al Poder Judicial Federal, y 20 por ciento a los Entes públicos federales definidos en el artículo 2 fracción X de este Decreto. La Secretaría de Gobernación supervisará esta distribución.

La Secretaría de Gobernación llevará el seguimiento de los tiempos a que se refiere este artículo con base trimestral, pudiendo en su caso reasignar tiempos cuando éstos no sean utilizados con oportunidad y provoquen subutilización, respetando la distribución original.

En ningún caso podrán utilizarse recursos presupuestarios con fines de promoción de la imagen institucional de las dependencias o entidades, excepto en aquellas que por la naturaleza de sus funciones así lo requieran.

Las erogaciones a que se refiere este artículo deberán ser autorizadas por la Secretaría de Gobernación, en el ámbito de su competencia, en los términos de las disposiciones generales que para tal efecto publique en el **Diario Oficial de la Federación**. Los gastos que en los mismos rubros efectúen las entidades, se autorizarán además por el órgano de gobierno respectivo.

Durante el ejercicio fiscal no se otorgarán a las dependencias y entidades ampliaciones a la erogaciones autorizadas por la Secretaría de Gobernación, salvo en el caso previsto en el siguiente párrafo.

No podrán realizarse traspasos de recursos de otros capítulos de gasto al concepto de gasto correspondiente a comunicación social de los presupuestos de las dependencias y entidades, ni podrán incrementarse dichos conceptos de gasto, salvo en el caso de mensajes para atender situaciones de carácter contingente que se determinen conforme a lo previsto en las disposiciones a que se refiere el párrafo anterior.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, deberá informar a la Cámara en los términos de este Decreto, sobre las erogaciones destinadas a los rubros de publicidad, propaganda, publicaciones oficiales y en general las relacionadas con actividades de comunicación social, incluyendo el uso de tiempos oficiales, los cuales deberán limitarse exclusivamente al desarrollo de las actividades de difusión, información o promoción de los programas de las dependencias o entidades.

La Secretaría de Gobernación tendrá la obligación de publicar las cuotas y pagos a que se refiere el párrafo anterior, en los términos de este Decreto.

Para la difusión de sus actividades, tanto en medios públicos como privados, las dependencias y entidades sólo podrán contratar publicidad a tarifas comerciales debidamente acreditadas y bajo órdenes de compra en donde se especifique el concepto, destinatarios del mensaje y pautas de difusión en medios electrónicos, así como la cobertura y circulación certificada del medio en cuestión. En ningún caso y bajo ninguna circunstancia podrán utilizarse recursos presupuestarios con fines de promoción de imagen personal de funcionarios o titulares de las dependencias o entidades.

Asimismo no se podrán destinar recursos de comunicación social a programas que no estén considerados expresamente en este Presupuesto.

La Secretaría y, en su caso, las dependencias y entidades, no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás relativos con las actividades de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado, la prestación recíproca de servicios de publicidad.

Las dependencias y entidades, por conducto de la Función Pública, proporcionarán a la Secretaría de Gobernación la información sobre las erogaciones a que se refiere este artículo, la cuál deberá llevar el seguimiento del tiempo de transmisión, distribución, el valor monetario estimado y el uso que se le vaya dando al tiempo que por ley otorgan al Estado las empresas de comunicación que operan mediante concesión federal. Las dependencias y entidades informarán sobre las erogaciones a que se refiere este precepto, en términos de este decreto. La información deberá presentarse desglosada y por ramo de gasto.

Las erogaciones a que se refiere este artículo deberán reducirse en por lo menos un 10 por ciento; a más tardar el último día hábil de marzo. Para realizar dichas reducciones las dependencias y entidades deberán proteger el gasto relacionado con mensajes cuyo objeto sea hacer del conocimiento de la población los beneficios de los programas aprobados en este presupuesto, concentrando los ajustes a la baja en la difusión de carácter promocional y comercial. Los ajustes a que se refiere este párrafo deberán ser reportados a esta Cámara por la Secretaría de Gobernación en el segundo informe trimestral del presente ejercicio.

ARTÍCULO 30. Las dependencias y entidades sólo podrán otorgar donativos cuando cumplan con lo siguiente:

I. Deberán contar con recursos aprobados en sus presupuestos para dichos fines en la partida correspondiente del Clasificador por Objeto del Gasto. Las dependencias y entidades no podrán incrementar la asignación original aprobada para dichos fines en sus respectivos presupuestos;

II. El otorgamiento del donativo deberá ser autorizado en forma indelegable por el titular de la dependencia o entidad y, en este último caso, adicionalmente por el órgano de gobierno. En todos los casos, los donativos serán considerados como otorgados por la Federación;

III. Deberán solicitar a los donatarios que además de ser asociaciones no lucrativas demuestren estar al corriente en sus respectivas obligaciones fiscales, y que sus principales ingresos no provienen del Presupuesto, salvo los casos que permitan expresamente las leyes; la presentación de un proyecto que justifique y fundamente la utilidad social de las actividades educativas, de investigación científica, de aplicación de nuevas tecnologías y culturales a financiar con el monto del donativo; entregando un presupuesto debidamente desglosado. En los 10 días siguientes a la autorización del donativo la Secretaría, hará entrega a la Cámara para conocimiento de las comisiones competentes, copia íntegra de los expedientes que se abran con las solicitudes de donación y documentos que las justifiquen, y

IV. Deberán incluir en los informes trimestrales, las erogaciones con cargo a la partida correspondiente, el nombre o razón social, los montos entregados a los beneficiarios, así como los fines específicos para los cuales fueron otorgados los donativos.

En ningún caso, las dependencias y entidades podrán otorgar recursos a organizaciones que por irregularidades en su funcionamiento estén sujetas a procesos legales.

Las dependencias y entidades que reciban donativos deberán destinarlos a los fines específicos para los que les fueron otorgados; asimismo, deberán registrar los donativos en sus respectivos presupuestos previamente a su ejecución, de acuerdo con las disposiciones aplicables. Tratándose de las entidades, además se sujetarán a lo determinado por su órgano de gobierno.

ARTÍCULO 31. El Ejecutivo Federal, por conducto de la Secretaría, podrá determinar reducciones, diferimientos o cancelaciones de programas y conceptos de gasto de las dependencias y entidades, cuando ello represente la posibilidad de obtener ahorros en función de la productividad y eficiencia de las mismas, cuando dejen de cumplir sus propósitos, o en el caso de situaciones supervenientes. En todo momento, se procurará respetar el presupuesto destinado a los programas prioritarios y, en especial, los destinados al gasto social, y de inversión física, y se reportará en los informes trimestrales cuando las variaciones superen 15 mil millones de pesos de los respectivos presupuestos, anexando la estructura programática modificada.

CAPÍTULO IV

De los Servicios Personales

ARTÍCULO 32. El gasto en servicios personales contenido en el presupuesto de las dependencias y entidades, comprende la totalidad de los recursos para cubrir:

I. Las percepciones ordinarias y extraordinarias que se cubren a favor de los servidores públicos a su servicio, incluyendo funcionarios públicos; personal militar; personal docente; personal de las ramas médica, paramédica y grupos afines; policías, controladores aéreos, investigadores y otras categorías; personal de enlace; así como personal operativo de base y confianza;

II. Las aportaciones de seguridad social;

III. Las primas de los seguros que se contratan en favor de los servidores públicos y demás asignaciones autorizadas por la Secretaría en los términos de este Decreto, y

IV. Las obligaciones fiscales que, en su caso, generen los pagos a que se refieren las fracciones anteriores, conforme a las disposiciones aplicables.

Las dependencias y entidades, deberán apegarse a lo dispuesto en el presente Capítulo y a las demás disposiciones aplicables, para el ejercicio de las previsiones a que se refiere el artículo 34 de este Decreto, así como de las erogaciones que por concepto de servicios personales realicen con cargo a los Capítulos de gasto 4000 Subsidios y Transferencias y 6000 Obras Públicas del Clasificador por Objeto del Gasto para la Administración Pública Federal.

Será responsabilidad de la Secretaría de Educación Pública el ejercicio de los recursos de los capítulos de servicios personales, correspondientes a los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, la cual deberá sujetarse a las disposiciones de este Decreto y a las que emitan la Secretaría y la Función Pública en el ámbito de sus respectivas competencias.

En caso de que durante este ejercicio fiscal existan ajustes al Presupuesto derivado de las reducciones a los ingresos a que se refiere el artículo 23 de este Decreto, se podrá ajustar la creación de nuevas plazas en la Administración Pública Federal a la disponibilidad de recursos.

El Ejecutivo Federal, por conducto de la Función Pública, a más tardar el 15 de febrero de 2005 enviará a la Comisión de Presupuesto y Cuenta Pública los términos de referencia y alcance del informe detallado de la composición de plazas autorizadas al 1 de enero de 2005 que se cubren con cargo a este Presupuesto. Dicho informe será presentado el día 30 de junio de 2005 conforme a lo siguiente:

a) Total de plazas por ramo y entidad y el presupuesto asignado, diferenciando al sector central del paraestatal y dentro de éste a las entidades señaladas en el Anexo 1.D. de este Decreto;

b) Total de plazas que se cubren con transferencias federales y el presupuesto asignado;

c) Total de plazas que corresponden a las áreas sustantivas y a las áreas administrativas y de apoyo, y el presupuesto asignado;

d) Total de plazas del personal operativo de base y de confianza por ramo y entidad. Diferenciar las que están adscritas a áreas administrativas y de apoyo de las áreas sustantivas, especificando el presupuesto asignado;

e) Total de plazas del personal de mandos medios y superiores por ramo y entidad. Diferenciar las que están adscritas a áreas administrativas y de apoyo de las áreas sustantivas, especificando el presupuesto asignado.

El informe detallado de la composición de las plazas autorizadas al 1 de enero de 2005 que la Secretaría enviará a la Comisión de Presupuesto y Cuenta Pública, también deberá publicarse en su página electrónica de internet.

ARTÍCULO 33. Las dependencias y entidades al realizar los pagos por concepto de servicios personales, deberán sujetarse a lo siguiente:

I. A su presupuesto aprobado conforme a lo previsto en el artículo anterior y a la política de servicios personales que establezca el Ejecutivo Federal;

II. A los tabuladores de percepciones ordinarias en los términos del artículo 38 de este Decreto y las demás disposiciones aplicables;

III. A la estructura ocupacional, o a la plantilla de personal, autorizadas por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias;

IV. En materia de incrementos en las percepciones, a las previsiones salariales y económicas a que se refiere el artículo 34 de este Decreto, aprobadas específicamente para este propósito por la Cámara, y a la política de servicios personales que establezca el Ejecutivo Federal;

V. En lo que les corresponda, a lo dispuesto en las leyes laborales y las leyes que prevean el establecimiento de servicios profesionales de carrera, así como observar las demás disposiciones aplicables;

VI. En materia de percepciones extraordinarias, a las disposiciones aplicables y obtener las autorizaciones correspondientes.

Las percepciones extraordinarias no constituyen un ingreso fijo, regular ni permanente, ya que su otorgamiento se encuentra sujeto a requisitos y condiciones futuras de realización incierta. Dichos conceptos de pago en ningún caso podrán formar parte integrante de la base de cálculo para efectos de indemnización o liquidación, salvo lo previsto expresamente en las leyes laborales;

VII. Cubrir los pagos en los términos autorizados por la Secretaría y, en el caso de las entidades, adicionalmente, por acuerdo del respectivo órgano de gobierno;

VIII. Las adecuaciones presupuestarias al gasto en servicios personales deberán realizarse conforme a lo dispuesto en los artículos 12 y 35 a 37 de este Decreto, así como en las demás disposiciones aplicables;

IX. Los movimientos que realicen a sus estructuras orgánicas, ocupacionales y salariales, así como a las plantillas de personal, deberán realizarse conforme a las disposiciones aplicables y mediante movimientos compensados, los que en ningún caso incrementarán el presupuesto regularizable para servicios personales del ejercicio fiscal inmediato siguiente, salvo en los casos previstos por este Decreto, conforme a los recursos aprobados específicamente para tal efecto en el Presupuesto y a lo dispuesto en el artículo 34 de este Decreto;

X. Abstenerse de contraer obligaciones en materia de servicios personales que impliquen compromisos en subsecuentes ejercicios fiscales;

XI. Abstenerse de contratar trabajadores eventuales, salvo que tales contrataciones se encuentren previstas en el respectivo presupuesto destinado a servicios personales;

XII. A las disposiciones aplicables para la autorización de los gastos de representación y de las erogaciones necesarias para el desempeño de comisiones oficiales;

XIII. Dentro de los procesos de descentralización y reasignación de recursos que impliquen la transferencia de recursos humanos a las entidades federativas, no podrán crear nuevas plazas o categorías, por lo que los traspasos se realizarán con las plazas ya existentes y los recursos asignados a sus unidades responsables y programas, observando en lo que corresponda las disposiciones en materia del Servicio Profesional de Carrera en la Administración Pública Federal. Una vez que se transfieran las plazas, éstas se regirán en los términos en que se acordó su reasignación, sin que les sea aplicable lo dispuesto en este Capítulo para las plazas federales;

XIV. En los traspasos de recursos humanos que se realicen en la Administración Pública Federal, en virtud de reformas a las disposiciones aplicables, no podrá incrementarse la nómina global;

XV. A las disposiciones aplicables en materia de promociones de categoría , y

XVI. Las contrataciones laborales que se realicen respetarán los derechos constitucionales de los trabajadores establecidos en las leyes aplicables.

La implantación y operación del Servicio Profesional de Carrera en la Administración Pública Federal deberá realizarse sólo con los recursos autorizados de las dependencias y entidades en este Presupuesto.

ARTÍCULO 34. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos y 33 Aportaciones Federales para Entidades Federativas y Municipios, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, incluyendo aquéllas de carácter laboral, contingente y de fin de año que se adopten, y que al efecto autorice la Secretaría durante el presente ejercicio, comprendiendo los siguientes conceptos de gasto:

I. Los incrementos a las percepciones, conforme:

a) A la estructura ocupacional autorizada al 1 de enero por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, en el caso de las dependencias;

b) A la plantilla de personal autorizada al 1 de enero por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, en el caso de las entidades;

c) Al Registro Común de Escuelas y de Plantillas de Personal en el caso del Fondo de Aportaciones para la Educación Básica y Normal, y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

d) A la plantilla de personal tratándose del Fondo de Aportaciones para los Servicios de Salud, y

e) A las plantillas de personal tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos; adicionalmente, en el caso de los servicios de educación para adultos, a las fórmulas que al efecto se determinen en los términos de la Ley de Coordinación Fiscal;

II. La creación de plazas, en su caso, y

III. Otras medidas de carácter económico, laboral y contingente.

Las previsiones salariales y económicas a que se refiere este artículo se distribuyen en el Anexo 10 de este Decreto.

Las previsiones para el incremento a las percepciones, a que se refiere el Anexo 10 de este Decreto, incluyen la totalidad de los recursos para categorías y personal operativo de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo, para favorecer a otro.

Las previsiones salariales y económicas para el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 10 de este Decreto, incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios a que se refiere el artículo 42 de la Ley de Coordinación Fiscal.

Las previsiones salariales y económicas para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones correspondientes a los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, que serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios.

Las previsiones para la creación de plazas incluidas en los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, deberán destinarse exclusivamente a la contratación de personal docente para los niveles de Educación Especial, Preescolar, Secundaria, Media Superior y Superior.

Las previsiones incluidas en el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a la Carrera Magisterial.

Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades en los informes trimestrales reportarán el impacto de los incrementos salariales en el presupuesto regularizable, y el impacto en el déficit actuarial.

ARTÍCULO 35. Las dependencias y las entidades apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos del presupuesto de servicios personales, siempre que cuenten con la previa autorización de la Secretaría y, en su caso, de sus órganos de gobierno:

I. Las secretarías de la Defensa Nacional y de Marina, podrán realizar traspasos de otros capítulos de gasto al capítulo de servicios personales y viceversa, excepto para la creación de plazas permanentes;

II. Las dependencias distintas a las señaladas en la fracción anterior, así como las entidades apoyadas presupuestariamente, sólo podrán traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, en los siguientes casos:

a) Cuando se trate de medidas temporales, no recurrentes, que no afecten el presupuesto regularizable de servicios personales, destinadas para cubrir el cumplimiento de laudos y demás medidas contingentes y laborales; así como para la supervisión de los programas sujetos a reglas de operación señalados en el artículo 52 de este Decreto, y

b) Cuando derivado de reformas a la legislación fiscal o de resoluciones definitivas de carácter judicial, sea necesario pagar montos adicionales por concepto de contribuciones;

III. Las dependencias distintas a las señaladas en la fracción I, así como las entidades apoyadas presupuestariamente, podrán traspasar recursos del capítulo de servicios personales a otros capítulos de gasto, en los siguientes casos:

a) Cuando se trate de medidas permanentes, siempre que se cancelen las plazas presupuestarias correspondientes y los recursos se destinen a incrementar la eficiencia de los programas aprobados en este Presupuesto, y

b) Cuando se trate de medidas contingentes de carácter temporal, no recurrentes, siempre que los recursos se destinen a gasto de inversión;

IV. No podrán realizar traspasos del presupuesto de servicios personales a otros ramos, salvo cuando se trate de:

a) Traspasos al Ramo General 23 Provisiones Salariales y Económicas;

b) Reubicación de plazas y sus recursos asociados, por modificaciones en la estructura orgánica y ocupacional de la Administración Pública Federal, que se deriven de reformas a las disposiciones aplicables, y

c) Reubicación de plazas federalizadas y sus recursos asociados, que soliciten las entidades federativas por conducto de la Secretaría de Educación Pública o de la Secretaría de Salud;

V. No podrán realizar traspasos dentro del presupuesto de servicios personales que afecten el presupuesto regularizable, salvo los que correspondan a modificaciones en las estructuras orgánicas, ocupacionales y salariales, autorizadas por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, y

VI. Los recursos contenidos en el presupuesto de servicios personales no se podrán ampliar, salvo con cargo a los recursos previstos en el Programa Salarial del Ramo General 23 Provisiones Salariales y Económicas de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este Presupuesto, así como en los casos expresamente previstos en el presente Capítulo.

ARTÍCULO 36. Las dependencias y las entidades apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos de las medidas salariales y económicas a que se refiere el artículo 34 de este Decreto, siempre que cuenten con la previa autorización de la Secretaría y, en su caso, de sus órganos de gobierno:

I. Con excepción de las secretarías de la Defensa Nacional y de Marina, los montos determinados para cada una de las medidas salariales y económicas no podrán destinarse para sufragar los fines previstos en las otras, salvo cuando se destinen a sufragar las medidas de carácter económico, laboral y contingente a que se refiere la fracción III del artículo 34 de este Decreto;

II. Con excepción de las secretarías de la Defensa Nacional y de Marina, no podrán traspasar recursos de otros capítulos de gasto para sufragar las medidas salariales y económicas a que se refieren las fracciones I, II y III del artículo 34 de este Decreto;

III. Las previsiones salariales y económicas a que se refiere el artículo 34 de este Decreto no podrán ser traspasadas a otros ramos, con excepción de:

a) Traspasos al Ramo General 23 Provisiones Salariales y Económicas, conforme a lo dispuesto en el artículo 8, fracción IV, de este Decreto, y

b) Traspasos de los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, al Ramo General 33 Aportaciones Federales para

Entidades Federativas y Municipios, para cubrir las medidas salariales y económicas de los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, y

IV. El Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado podrá traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, exclusivamente para sufragar la creación de plazas de rama médica, paramédica y grupos afines.

ARTÍCULO 37. Las entidades no apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos en materia de servicios personales, siempre que cuenten con la previa autorización de la Secretaría y de sus órganos de gobierno:

I. No podrán traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, salvo en los siguientes casos:

a) Cuando se destinen a sufragar las medidas de carácter económico, laboral y contingente a que se refiere la fracción III del artículo 34 de este Decreto;

b) Cuando la Comisión Federal de Electricidad realice traspasos para sufragar la creación de plazas, siempre que para ello disponga de recursos propios para cubrir dicha medida; las plazas se destinen para la generación de nuevos ingresos, y se generen recursos suficientes para cubrir dichas plazas durante la vigencia del proyecto o programa que se trate;

c) Petróleos Mexicanos se sujetará a lo establecido en el artículo 10 fracción IV, inciso f),de este Decreto;

d) Cuando derivado de reformas a la legislación fiscal, sea necesario pagar montos adicionales por concepto de contribuciones, y

II. Podrán traspasar recursos del capítulo de servicios personales a otros capítulos de gasto, en los siguientes casos:

a) Cuando se trate de medidas permanentes, siempre que se cancelen las plazas presupuestarias correspondientes y los recursos se destinen a incrementar la eficiencia de los programas aprobados en este Presupuesto, y

b) Cuando se trate de medidas contingentes de carácter temporal, no recurrentes, siempre que los recursos se destinen a gasto de inversión o a gastos relacionados con la implantación del Servicio Profesional de Carrera de la Administración Pública Federal Centralizada.

ARTÍCULO 38. La Secretaría y la Función Pública, en el ámbito de sus respectivas competencias y con sujeción a este Presupuesto, emitirán el Manual de Percepciones de la Administración Pública Federal, el cual incluirá el tabulador de percepciones ordinarias, así como las reglas para su aplicación. Dicho Manual deberá publicarse en el **Diario Oficial de la Federación** a más tardar el último día hábil de marzo de 2005.

Los límites de percepción ordinaria neta mensual autorizados para los servidores públicos de mando y personal de enlace de las dependencias y entidades, se detallan en el Anexo 11 de este Decreto.

Los montos presentados en el Anexo 11 de este Decreto, no consideran incrementos salariales para el presente ejercicio fiscal ni las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal. En el caso de las entidades, las prestaciones económicas que perciben sus servidores públicos de mando, se incluyen dentro de la percepción ordinaria neta mensual.

Las dependencias y entidades podrán modificar las percepciones de los puestos conforme a las disposiciones que emita la Función Pública, sujetándose a los límites máximos establecidos en el Anexo 11 del presente Decreto, previo dictamen presupuestario de la Secretaría.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables como excepción a lo previsto en el párrafo séptimo de este artículo, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

En el caso de que los puestos sufran incremento de funciones o de grado de responsabilidad, de conformidad con el Sistema de Valuación de Puestos de la Administración Pública Federal, aquéllos podrán ubicarse dentro del rango de puntos del indicador del grupo jerárquico inmediato superior, siempre y cuando no rebasen el límite máximo de percepción ordinaria neta mensual autorizado para el rango en el cual se están ubicando.

Ningún servidor público de las dependencias y entidades podrá recibir una percepción ordinaria neta mensual superior a la del Presidente de la República.

El Ramo Administrativo 02 Presidencia de la República, a que se refiere el Anexo 1.B de este Decreto, incluye los recursos para cubrir las percepciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial.

El Ejecutivo Federal informará en la Cuenta Pública sobre el monto total de las percepciones que se cubren a los servidores públicos de mando; personal militar; personal de enlace; así como personal operativo de base y confianza, de las dependencias y entidades, de conformidad con las disposiciones aplicables.

ARTÍCULO 39. Las condiciones de trabajo vigentes y las que se modifiquen en este ejercicio, los beneficios económicos y las demás prestaciones derivadas de los contratos colectivos de trabajo o que se fijen en las condiciones generales de trabajo de la Administración Pública Federal, no se harán extensivas a favor de los servidores públicos de mando y personal de enlace.

Los titulares de las entidades, independientemente del régimen laboral que las regule, serán responsables de realizar los actos necesarios para que los servidores públicos de mando y personal de enlace al servicio de éstas, queden expresamente excluidos del beneficio de las prestaciones adicionales que, en su caso, se acuerden en el presente ejercicio para el personal de base, con excepción de las de seguridad social y protección al salario.

Asimismo, deberán verificar que las modificaciones relativas a prestaciones que se realicen en el presente ejercicio fiscal, respeten los derechos adquiridos que, por disposición expresa, gocen los servidores públicos de mando y personal de enlace.

Para el caso de los servidores públicos de mando y personal de enlace de nuevo ingreso, sólo les serán aplicables las prestaciones que se encuentren registradas y autorizadas para los respectivos niveles, ante la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias.

ARTÍCULO 40. El Ejecutivo Federal, por conducto de la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, emitirá las disposiciones, requisitos y condiciones a que se sujetará el otorgamiento de un estímulo anual por cumplimiento de metas institucionales, a los servidores públicos de mando contemplados en la Ley del Servicio Profesional de Carrera en la Administración Pública Federal, del grupo jerárquico a que se refiere el Anexo 11 de este Decreto, en aquellos casos que, conforme a la Ley de Premios, Estímulos y Recompensas Civiles, estén excluidos del sistema general de estímulos y recompensas.

En tanto la Función Pública no emita dichas disposiciones, ninguna dependencia o entidad podrá otorgar estímulo alguno. Tratándose de las entidades, además se sujetarán a los acuerdos de sus respectivos órganos de gobierno.

Dicho estímulo sólo podrá ser otorgado a los servidores públicos de mando y personal de enlace que cuenten con nombramiento y ocupen una plaza presupuestaria. El estímulo consistirá en el pago a que se haga acreedor el servidor público de mando o de enlace que cumpla con lo dispuesto en las disposiciones a que se refiere el párrafo primero del presente artículo.

En términos de lo dispuesto por la Ley de Premios, Estímulos y Recompensas Civiles, la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, emitirá las disposiciones que regulen el sistema de evaluación de desempeño del personal operativo, así como los estímulos y recompensas que, en su caso, apliquen.

En aquellos puestos de personal civil de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse un pago por riesgo de hasta 30 por ciento sobre la percepción ordinaria bruta mensual, en los términos de las disposiciones que para tal efecto emita la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, observando lo dispuesto en el artículo 41 de este Decreto.

ARTÍCULO 41. Las percepciones extraordinarias a que se refiere el artículo 40 de este Decreto, no constituyen un ingreso fijo, regular ni permanente, ya que su otorgamiento se encuentra sujeto a requisitos y condiciones futuras de realización incierta.

Dichos conceptos de pago en ningún caso podrán formar parte integrante de la base de cálculo para efectos de indemnización o liquidación.

Las percepciones extraordinarias a que se refiere este artículo, sólo podrán cubrirse con los ahorros que generen las dependencias y entidades en sus respectivos presupuestos de servicios personales, salvo en el caso previsto en el último párrafo del artículo 40 de este Decreto.

El personal investigador; médico y de enfermería; docentes de educación básica, media superior y superior, y demás servidores públicos que por disposición expresa gocen de un esquema de estímulos específico, no gozarán de los estímulos a que se refiere el artículo 40 de este Decreto, y se sujetarán a las disposiciones que al efecto emita la Función Pública y la Secretaría y, en su caso, a la autorización correspondiente.

No podrá efectuarse pago alguno con cargo al Presupuesto de Egresos por concepto de terminación de encargo, finiquito, liquidación o cualquier otro similar, salvo los casos previstos en la ley, en este Decreto y los derivados de sentencias dictadas por tribunales competentes, así como los convenios que, en su caso, se suscriban en los términos de la legislación laboral.

ARTÍCULO 42. Las dependencias y entidades podrán celebrar contratos de prestación de servicios profesionales por honorarios con personas físicas con cargo al capítulo de servicios personales, únicamente cuando se reúnan los siguientes requisitos:

I. Los recursos destinados a celebrar tales contratos deberán estar expresamente previstos para tal efecto en sus respectivos presupuestos autorizados de servicios personales. No podrá incrementarse la asignación original, salvo en el caso de contrataciones para la supervisión de los programas sujetos a reglas de operación, conforme a lo previsto en el artículo 35 fracción II, inciso a) de este Decreto;

II. La vigencia de los contratos no podrá exceder del 31 de diciembre del 2005;

III. La persona que se contrate no deberá realizar actividades o funciones equivalentes a las que desempeñe el personal de plaza presupuestaria, salvo en el caso previsto en el párrafo siguiente.

Cuando por las necesidades temporales de la dependencia o entidad sea indispensable realizar contrataciones para desempeñar actividades o funciones equivalentes a las del personal de plaza presupuestaria, se requerirán las autorizaciones de la Secretaría y la Función Pública, previo dictamen técnico y funcional de la misma manera que se requiere para la creación de plazas de estructura;

IV. Los contratos deberán registrarse ante la Función Pública, previa opinión presupuestaria de la Secretaría, dentro de los 30 días naturales siguientes a su celebración, y

V. El monto mensual bruto que se pacte por concepto de honorarios, no podrá rebasar los límites autorizados por la Secretaría, quedando bajo la estricta responsabilidad de las dependencias y entidades que la retribución que se fije en el contrato guarde estricta congruencia con las actividades encomendadas al prestador del servicio.

Tratándose de las entidades, además se apegarán a los acuerdos de sus respectivos órganos de gobierno, los que deberán observar y cumplir las disposiciones aplicables.

En todos los casos, los contratos por honorarios deberán reducirse al mínimo indispensable.

En el caso de proyectos financiados con crédito externo, los contratos de prestación de servicios profesionales por honorarios que se celebren, se ajustarán a lo establecido en el presente artículo, salvo que las condiciones de contratación del crédito establezcan disposiciones diferentes.

El estímulo a que se refiere el artículo 40 de este Decreto, sólo podrá cubrirse a las personas físicas contratadas por honorarios que realicen funciones equivalentes a las que desempeña el personal de plaza presupuestaria, previa justificación técnica y funcional y cuya contratación haya sido expresamente autorizada por la Secretaria y la Función Pública. El pago de dicho estímulo se sujetará a las reglas establecidas en el citado precepto y a las disposiciones aplicables.

La Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, supervisarán que las dependencias y entidades cumplan con lo dispuesto en este artículo.

ARTÍCULO 43. Los Poderes Legislativo y Judicial, así como los entes públicos federales, podrán otorgar estímulos, incentivos o reconocimientos, o ejercer gastos equivalentes a los mismos, de acuerdo con las disposiciones que para estos efectos emitan las autoridades competentes, en los mismos términos del artículo 40 de este Decreto.

Asimismo, deberán publicar en el **Diario Oficial de la Federación** a más tardar el 28 de febrero, el Manual de Percepciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación, Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Consejero Presidente, Consejeros Electorales y Secretario Ejecutivo del Instituto Federal Electoral; Presidente y Consejeros de la Comisión Nacional de los Derechos Humanos; así como a los demás servidores públicos de mando; en el que se proporcione la información completa y detallada relativa a las percepciones monetarias y en especie, prestaciones y demás beneficios que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el **Diario Oficial de la Federación** en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el **Diario Oficial de la Federación** las disposiciones a que se refieren los párrafos primero y segundo de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos, o gastos equivalentes a los mismos.

El monto de percepciones totales que se cubra a favor de la máxima representación del Poder Legislativo y de los Titulares del Poder Judicial y entes públicos federales, no podrá rebasar la percepción total asignada al Titular del Ejecutivo Federal.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán incluir en sus respectivos proyectos de presupuesto para el siguiente ejercicio fiscal, la información a que se refiere el párrafo tercero de este artículo.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, serán responsables de proporcionar a la Auditoría Superior de la Federación la información a que se refiere este artículo.

CAPÍTULO V

De las Adquisiciones y Obras Públicas

ARTÍCULO 44. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 12 de este Decreto.

En el caso de las dependencias y los órganos administrativos desconcentrados listados en los capítulos de compras del sector público de los tratados de libre comercio, las contrataciones previstas por dichos tratados relativas a adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, deberán licitarse cuando el monto de ellas supere cualquiera de los umbrales establecidos en los mismos, salvo que tales contrataciones sean incluidas como reserva a dichos tratados o se cumpla con algún supuesto de excepción a la licitación pública en los términos de los referidos capítulos, en cuyo caso los montos aplicables serán los señalados en el Anexo 12 de este Decreto.

Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado.

Será obligación de las dependencias y entidades publicar la información relativa a las adquisiciones y obras públicas que realicen, en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

CAPÍTULO VI

De la Inversión Pública

ARTÍCULO 45. En caso de que las erogaciones ejercidas en inversión pública en las dependencias y entidades, sean menores a las aprobadas en este Presupuesto, el Ejecutivo Federal, por conducto de la Secretaría deberá informar de manera semestral la justificación sobre dicha situación, observando lo dispuesto en el artículo 15 de este Decreto.

Las dependencias y entidades podrán ejercer los montos para programas y proyectos de inversión autorizados en este Presupuesto, cuando en los términos de las disposiciones emitidas por la Secretaría, se haya cumplido con la obligación de presentar el análisis costo y beneficio de los mismos en el que se muestre que son susceptibles de generar beneficios netos para la sociedad, y se encuentren registrados en la cartera de programas y proyectos de inversión que integra la Secretaría.

Los proyectos que se emprendan deberán reflejarse en un incremento en la cobertura de los servicios o de los ingresos públicos, o en un mejor cumplimiento de las funciones públicas. La Secretaría mantendrá actualizada la cartera de programas y proyectos de inversión del sector público en el cual se detalle el proyecto, situación geográfica, años de construcción, beneficiarios y que se hagan públicos en la página electrónica de internet.

Las dependencias y entidades podrán destinar, en los términos de este Decreto y de las demás disposiciones aplicables, los recursos provenientes de ahorros presupuestarios, de los subejercicios a que se refiere el artículo 15 de este Decreto, y de ingresos excedentes en los términos de los artículos 19 y 21 del mismo, a programas y proyectos de inversión que cuenten con el análisis costo y beneficio correspondiente y se encuentren registrados en la cartera de programas y proyectos de inversión.

Los titulares de las dependencias y entidades, así como los servidores públicos autorizados para ejercer recursos públicos de las mismas, serán responsables de:

I. Identificar el gasto de capital y el gasto asociado a éste, así como el impacto en el costo de operación y mantenimiento del uso de estos activos, en programas y proyectos de inversión que contribuyan al cumplimiento de los objetivos, metas e indicadores de desempeño de los mismos de acuerdo al presupuesto autorizado;

II. No podrá clasificarse como inversión pública la remodelación de oficinas, sólo aquellas que presten atención directa al público; estas erogaciones son gasto de capital pero no inversión pública;

III. Que los programas y proyectos de inversión que realicen, comprendidos en los Tomos IV y VI de este Presupuesto, generen beneficios netos y cuenten con la autorización de inversión correspondiente, en los términos de las disposiciones aplicables;

IV. Otorgar prioridad a la realización de los programas y proyectos de inversión que generen mayores beneficios netos;

V. Observar las disposiciones emitidas por la Secretaría respecto del análisis costo y beneficio correspondiente, así como de la ejecución y seguimiento de los programas y proyectos a que se refiere este artículo;

VI. Asegurar las mejores condiciones en cuanto a precio, calidad, financiamiento, oportunidad y demás circunstancias pertinentes en los contratos que se celebren, considerando lo previsto en los tratados internacionales en la materia y demás disposiciones aplicables;

VII. Estimular la coinversión con los sectores social y privado y con los distintos órdenes de gobierno, en proyectos de infraestructura;

VIII. Ejercer recursos en programas y proyectos financiados total o parcialmente con crédito externo, siempre que la totalidad de los recursos correspondientes se encuentren previstos en sus respectivos presupuestos aprobados y se cuente con la autorización de la Secretaría, en los términos de las disposiciones aplicables.

En los créditos externos que contraten las entidades conforme a lo establecido en el párrafo anterior, éstas deberán obligarse a cubrir con recursos propios el servicio de la deuda que los créditos generen.

Cuando las dependencias y entidades apoyadas presupuestariamente no ejerzan con oportunidad los recursos comprometidos o no cumplan con los objetivos y metas establecidos en los programas y proyectos financiados con crédito externo, la Secretaría podrá realizar el traspaso de recursos de la dependencia o entidad correspondiente para cubrir el pago de las comisiones que ocasione el diferimiento en la operación, la modificación o la cancelación de los programas y proyectos.

Las dependencias y entidades apoyadas presupuestariamente observarán el principio de disciplina presupuestaria a que se refiere la fracción VI del artículo 2 de este Decreto.

En caso de no ejercer con oportunidad los recursos comprometidos o no cumplan con los objetivos y metas establecidos en los programas y proyectos financiados con crédito externo, serán sancionados en términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos. La Secretaría podrá realizar el traspaso de recursos de la dependencia o entidad correspondiente para cubrir el pago de las comisiones que ocasionen el diferimiento en la operación.

IX. Realizar las inversiones financieras cuando sean estrictamente necesarias, con la autorización de la Secretaría, y orientarlas a los programas sectoriales de mediano plazo, y

X. Reportar a la Secretaría sobre el desarrollo de los programas y proyectos de inversión, incluyendo la comparación de los beneficios netos considerados en el último análisis de costo beneficio presentado a la Secretaría para actualizar la cartera de programas y proyectos de inversión, con aquellos beneficios efectivamente generados; los avances físicos y financieros, y la evolución de los compromisos en el caso de los proyectos a que se refiere el artículo 48 de este Decreto.

La Secretaría deberá difundir conforme a lo establecido en el párrafo primero del artículo 72 de este Decreto, los análisis costo y beneficio de los programas y proyectos de inversión autorizados, salvo aquella información que la propia dependencia o entidad interesada haya señalado por escrito como de carácter reservado.

ARTÍCULO 46. Los programas y proyectos de inversión que se señalan en este artículo deberán contar con el dictamen favorable sobre el análisis de factibilidad técnica, económica y ambiental y, en su caso, sobre el proyecto ejecutivo de obra pública. Antes de iniciar alguno de los procedimientos de contratación previstos en las disposiciones aplicables, las dependencias y entidades deberán obtener y enviar el dictamen en los términos que establezca la Secretaría, para:

I. Los nuevos proyectos de infraestructura productiva de largo plazo;

II. Los nuevos programas y proyectos de inversión presupuestaria en infraestructura de hidrocarburos, eléctrica y de transporte, incluyendo carreteras, cuyo monto total de inversión sea mayor a 100 millones de pesos y, en el caso de infraestructura hidráulica, mayor a 50 millones de pesos, y

III. Las adiciones que representen un incremento mayor a 25 por ciento, en términos reales, del monto total de inversión registrado conforme al último análisis costo y beneficio presentado para actualizar la cartera de programas y proyectos de inversión, tanto de los proyectos de infraestructura productiva de largo plazo, como de inversión presupuestaria cuyo monto total y tipo de infraestructura correspondan a lo señalado en la fracción II de este artículo.

Los honorarios del dictaminador deberán cubrirse por las propias dependencias y entidades con cargo a sus respectivos presupuestos o, en su caso, en los términos que establezca la Secretaría.

La Secretaría integrará la relación de los programas y proyectos de inversión a que se refiere este artículo que hayan sido dictaminados, incluyendo el sentido del dictamen y el responsable de su elaboración de acuerdo con la información remitida por las dependencias y entidades, e incorporará esta relación en los informes trimestrales.

ARTÍCULO 47. Sólo podrán ser autorizados como proyectos de infraestructura productiva de largo plazo en los términos establecidos en los artículos 18, párrafo tercero, de la Ley General de Deuda Pública; 30 párrafo segundo, de la Ley de Presupuesto, Contabilidad y Gasto Público Federal; 17 fracción VIII, 21, 38-A, 38-B y 108-A de su Reglamento, y en las disposiciones emitidas por la Secretaría, los compromisos que asuman las entidades incluidas en el Anexo 1.D. de este Decreto, para adquirir en propiedad bienes de infraestructura productivos construidos por el sector privado y financiados por el mismo o por terceros.

La adquisición de los bienes productivos a que se refiere el párrafo anterior, únicamente podrá autorizarse por las siguientes causas:

I. Tratándose de proyectos de infraestructura productiva de largo plazo considerados como de inversión directa, por ser el objeto principal de un contrato, o

II. Tratándose de proyectos de infraestructura productiva de largo plazo considerados como de inversión condicionada, por tener la obligación de adquirirlos, habiéndose derivado esta obligación del incumplimiento por parte de la entidad o por causas de fuerza mayor, ambas previstas expresamente en un contrato cuyo objeto principal no sea dicha adquisición, sino el suministro de algún bien o servicio a la entidad.

Las entidades no podrán celebrar contratos en la modalidad de proyectos de infraestructura productiva de largo plazo, si no se pacta de forma específica la inversión correspondiente y, en su caso, los términos y condiciones de los cargos financieros que se causen.

Las entidades únicamente podrán realizar pagos, a partir de que reciban a su satisfacción los bienes y servicios materia del contrato, y éstos se encuentren en condiciones de generar los ingresos que permitan cumplir con las obligaciones pactadas.

Los pagos que las entidades deban efectuar por causas de incumplimiento contractual, diferentes a las establecidas en la fracción II de este artículo, no podrán tener el tratamiento de proyecto de infraestructura productiva de largo plazo, y deberán ser cubiertos con cargo a sus respectivos presupuestos.

Los ingresos que genere cada proyecto de infraestructura productiva de largo plazo, durante la vigencia de su financiamiento, sólo podrán destinarse al pago de las obligaciones fiscales atribuibles al propio proyecto, las de inversión física y costo financiero del mismo, así como de todos sus gastos de operación y mantenimiento y demás gastos asociados, de conformidad con lo dispuesto en los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento. Los remanentes serán destinados a programas y proyectos de inversión de las propias entidades, distintos a proyectos de infraestructura productiva de largo plazo o al gasto asociado de éstos. Las entidades deberán informar a la Secretaría sobre el origen, monto y destino de los remanentes a que se refiere este párrafo, en los términos de las disposiciones aplicables. En el Tomo IV de este Presupuesto se especifican a nivel de flujo los ingresos y las erogaciones para cubrir las obligaciones de cada proyecto.

Los proyectos de inversión productiva de largo plazo autorizados deberán tener una contabilidad separada con el objeto de identificar los ingresos asociados a dichos proyectos, así como los costos y las amortizaciones derivados de los mismos.

Los proyectos de infraestructura productiva de largo plazo autorizados deberán llevar registros presupuestarios y contables con el objeto de identificar los montos equivalentes a los ingresos netos disponibles antes de cubrir las obligaciones fiscales y una vez cubiertas las erogaciones necesarias para obtenerlos. Los ingresos netos deberán ser medidos en términos de los flujos de efectivo que genere cada proyecto hasta el finiquito del contrato respectivo por el pago total.

Para efectos de los informes trimestrales, las dependencias y entidades deberán enviar a la Secretaría el informe sobre el avance físico y financiero, así como la evolución de compromisos y los flujos de ingresos y gastos de cada proyecto de infraestructura productiva de largo plazo que tengan autorizado en este Presupuesto.

Los titulares de las entidades y de las correspondientes dependencias coordinadoras de sector deberán participar semestralmente y de forma indelegable en una sesión de la Comisión Intersecretarial de Gasto

Financiamiento, a nivel de titulares, a efecto de presentar un reporte sobre los proyectos de infraestructura productiva de largo plazo que tengan autorizados en este Presupuesto.

Para los proyectos de infraestructura productiva de largo plazo a iniciar mediante alguno de los procedimientos de contratación previstos en las disposiciones aplicables, se procurará que los compromisos futuros que éstos originen, acumulados a aquéllos de los proyectos que ya hubieran iniciado algún procedimiento de contratación, o que ya estuvieran operando, sean acordes con las posibilidades agregadas de gasto y de financiamiento del sector público federal.

Se deberá remitir la información de los proyectos de infraestructura productiva de largo plazo en los términos del artículo 74 de este Decreto.

El Ejecutivo Federal informará en la Cuenta Pública, de manera clara y precisa sobre la evolución de estos proyectos, de conformidad con las disposiciones aplicables.

ARTÍCULO 48. En el presente ejercicio fiscal se faculta al Ejecutivo Federal para comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, por la cantidad señalada en el Anexo 13.A. del Decreto, correspondientes a la Comisión Federal de Electricidad y a Petróleos Mexicanos.

El monto autorizado correspondiente a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 13.B. de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo IV de este Presupuesto.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 13.C. de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 13.D. de este Decreto, y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Los proyectos de infraestructura productiva de largo plazo de inversión condicionada, tendrán el tratamiento de proyectos de infraestructura productiva de largo plazo de inversión directa, sólo en el caso de que surja la obligación de adquirir los bienes en los términos del contrato respectivo. En caso de que surja la obligación de adquirir dichos bienes en el presente ejercicio fiscal, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 13.E. de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 13.F. de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo IV de este Presupuesto y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo IV de este Presupuesto.

En el informe de finanzas públicas del cuarto trimestre se deberá detallar: los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo; los proyectos que están en construcción, cuánto se ha ejercido y cuánto falta por pagar, y cuánto se debe de los proyectos concluidos, la fecha de entrega y operación de los proyectos. Está información además se deberá publicar en la página electrónica de internet de la entidad responsable.

CAPÍTULO VII

De los Subsidios y Transferencias

ARTÍCULO 49. El Ejecutivo Federal, por conducto de la Secretaría, autorizará la ministración de los subsidios y transferencias que con cargo a los presupuestos de las dependencias y entidades se prevén en este Decreto.

Los titulares de las dependencias y entidades con cargo a cuyos presupuestos se autorice la ministración de subsidios y transferencias, serán responsables, en el ámbito de sus competencias, de que éstos se otorguen y ejerzan conforme a lo establecido en este Decreto y en las demás disposiciones aplicables.

Las dependencias y entidades deberán prever en las reglas de operación a que se refiere el artículo 52 de este Decreto o en los instrumentos jurídicos a través de los cuales se canalicen subsidios, la obligación de reintegrar a la Tesorería de la Federación los recursos que no se destinen a los fines autorizados y aquéllos que al cierre del ejercicio no se hayan devengado. Lo anterior, sin perjuicio de las adecuaciones presupuestarias que se realicen durante el ejercicio para un mejor cumplimiento de los objetivos de los programas, en los términos del artículo 12 de este Decreto.

Los subsidios cuyos beneficiarios sean los gobiernos de las entidades federativas y, en su caso, de los municipios, se considerarán devengados a partir de la entrega de los recursos a dichos órdenes de gobierno.

Los subsidios cuyos beneficiarios sean personas físicas o, en su caso, personas morales distintas a entidades federativas y municipios, se considerarán devengados hasta que sean identificados dichos beneficiarios y los recursos sean puestos a su disposición para el cobro correspondiente, a través de los mecanismos previstos en sus reglas de operación y en las demás disposiciones aplicables.

Los titulares de las dependencias y entidades cumplirán con oportunidad, eficiencia y eficacia las metas y objetivos previstos en sus respectivos programas, con el objeto de alcanzar los resultados comprometidos conforme a lo dispuesto en este Decreto.

Asimismo, las dependencias o la Secretaría, podrán suspender las ministraciones de recursos a los órganos administrativos desconcentrados o a las entidades, cuando éstos no remitan, en un plazo de 35 días hábiles, la información solicitada en los términos requeridos, en materia de subsidios, transferencias y programas a que se refiere el artículo 52 de este Decreto. Las dependencias que suspendan la ministración de recursos deberán informar al respecto a la Secretaría, a más tardar el día hábil siguiente en que tomen dicha medida.

Todos los subsidios, comprendidos en los programas y subprogramas del Programa Especial Concurrente para el Desarrollo Rural Sustentable deberán canalizarse, sin excepción, conforme a sus correspondientes reglas de operación.

ARTÍCULO 50. Los subsidios deberán sujetarse a los criterios de objetividad, equidad, transparencia, publicidad, selectividad, oportunidad y temporalidad, para lo cual las dependencias y entidades que los otorguen deberán:

I. Identificar con precisión a la población objetivo, tanto por grupo específico como por región del país, entidad federativa y municipio, y en el caso de los productores rurales, a fin de establecer su elegibilidad bajo criterios de equidad, su tipología en función del tipo y tamaño de la tenencia de la tierra;

II. En su caso prever montos máximos por beneficiario y por porcentaje del costo total del proyecto.

En los programas de beneficio directo a individuos o grupos sociales, los montos y porcentajes se establecerán con base en criterios redistributivos que deberán privilegiar a la población de menos ingresos y procurar la equidad entre regiones y entidades federativas, sin demérito de la eficiencia en el logro de los objetivos.

Lo dispuesto en esta fracción sólo será aplicable para los subsidios o programas correspondientes al gasto programable, fideicomisos, y los que provengan de recursos propios de entidades;

III. Procurar que el mecanismo de distribución, operación y administración otorgue acceso equitativo a todos los grupos sociales y géneros;

IV. Garantizar que los recursos se canalicen exclusivamente a la población objetivo y asegurar que el mecanismo de distribución, operación y administración facilite la obtención de información y la evaluación de los beneficios económicos y sociales de su asignación y aplicación; así como evitar que se destinen recursos a una administración costosa y excesiva;

V. Incorporar mecanismos periódicos de seguimiento, supervisión y evaluación que permitan ajustar las modalidades de su operación o decidir sobre su terminación;

VI. En su caso, buscar fuentes alternativas de ingresos para lograr una mayor autosuficiencia y una disminución o terminación de los apoyos con cargo a recursos presupuestarios;

VII. Asegurar la coordinación de acciones entre dependencias y entidades, para evitar duplicación en el ejercicio de los recursos y reducir gastos administrativos;

VIII. Garantizar la oportunidad y temporalidad en su otorgamiento;

IX. Procurar que sea el medio más eficaz y eficiente para alcanzar los objetivos y metas que se pretenden;

X. Informar en los términos del artículo 76 de este Decreto, incluyendo el importe de los recursos. Asimismo, las dependencias y entidades que otorguen subsidios deberán remitir a la Secretaría un análisis sobre las acciones que se llevarán a cabo para eliminar la necesidad de su posterior otorgamiento;

X Bis. La información por montos de subsidios y beneficiarios por programa y subprograma del Programa Especial Concurrente para el Desarrollo Rural Sustentable deberá ser publicada trimestralmente, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental; contemplando al menos que esté en la página de Internet de la dependencia o entidad responsable del programa, y que sea publicada posteriormente en forma trimestral;

XI. La información de los montos de subsidios otorgados deberá ser pública, así como los beneficiarios de la población objetivo, señalando la región y la entidad federativa correspondiente, ésta información deberá publicarse en la página electrónica de internet de la dependencia y entidad respectiva en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, y

XII. En todos los casos se deberá prever el otorgamiento de plazos razonables para la inscripción de los candidatos a recibir los subsidios cuando ésta se requiera, mismo que en ningún caso será menor a 10 días hábiles.

Las transferencias destinadas a cubrir el déficit de operación y los gastos de administración asociados con el otorgamiento de subsidios de las entidades, serán otorgadas de forma excepcional y temporal, siempre que se justifique ante la Secretaría su beneficio económico y social. Estas transferencias se sujetarán a lo establecido en las fracciones V, VI y VIII a X de este artículo.

ARTÍCULO 51. Las dependencias y entidades deberán informar a la Secretaría previamente a la realización de cualquier modificación en el alcance o modalidades de sus programas, políticas de precios, adquisiciones, arrendamientos, garantías de compra o de venta, cambios en la población objetivo, o cualquier otra acción que implique variaciones en los subsidios y las transferencias presupuestadas, o en los resultados de su balance primario. Cuando dichas modificaciones impliquen una adecuación presupuestaria o una modificación en los alcances de los programas, se requerirá autorización de la Secretaría, sujetándose en su caso a lo establecido en el artículo 21 de este Decreto en materia de ampliaciones líquidas.

Para evitar la duplicación en el ejercicio de los recursos a que se refiere la fracción VII del artículo 50 de este Decreto, la Secretaría efectuará las adecuaciones presupuestarias que correspondan en los términos de las disposiciones aplicables.

CAPÍTULO VIII

De las Reglas de Operación para Programas

ARTÍCULO 52. Con el objeto de asegurar la aplicación eficiente, eficaz, oportuna, equitativa y transparente de los recursos públicos, los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 14 de este Decreto. El Ejecutivo Federal, por conducto de la Secretaría, podrá seleccionar durante el ejercicio fiscal otros programas que por razones de su impacto social, deban sujetarse a reglas de operación. El Ejecutivo Federal, en su caso, deberá considerar la opinión de las entidades federativas en el diseño de las reglas de operación para lograr una mejor planeación y ejecución de los programas correspondientes.

Los Programas sujetos a reglas de operación deberán observar lo siguiente:

I. Las dependencias, las entidades a través de sus respectivas coordinadoras sectoriales, y las entidades no coordinadas sectorialmente, serán responsables de emitir las reglas de operación o, en su caso, las modificaciones a aquéllas que continúen vigentes, previa autorización de la Secretaría y dictamen de la Comisión Federal de Mejora Regulatoria.

Las dependencias al elaborar los proyectos de reglas o modificaciones deberán observar, en su caso, las disposiciones de la Ley General de Desarrollo Social, este Decreto, los criterios generales establecidos por la Secretaría y la Función Pública, y aquéllos establecidos por la Comisión Federal de Mejora Regulatoria, recabando la opinión, en su caso, de las entidades federativas en dichos proyectos. A dichos criterios se adicionará la obligación de presentar indicadores de resultados desagregados por sexo y por grupo de edad, y la de garantizar un acceso equitativo y no discriminatorio de las mujeres e indígenas a los beneficios de los programas. Además, las reglas de operación deberán propiciar la protección del medio ambiente y de los recursos naturales.

Las reglas de operación deberán ser claras y precisas, a efecto de ser difundidas entre la población a través de los medios de comunicación, con el objeto de que puedan presentar sus proyectos oportunamente. Las reglas de operación de los programas destinados a los pueblos indígenas serán difundidas ampliamente en sus propias lenguas en los medios de comunicación, especialmente en radio, además deberán ser adecuadas a las circunstancias, condiciones y necesidades de los mismos, que posibiliten la accesibilidad sin discriminación, ni exclusión social. Se deberá establecer en los programas, y según sea el caso, en la difusión de los medios de comunicación que los programas autorizados en este Presupuesto, son públicos, ajenos a cualquier partido político.

En el caso de los programas que inician su operación en el presente ejercicio fiscal, será responsabilidad de los titulares de las dependencias o entidades, presentar sus proyectos de reglas de operación a más tardar el 14 de enero.

En los programas y subprogramas comprendidos en los anexos 14 y 17 de este Decreto, únicamente podrán exigirse los requisitos o disposiciones establecidos en sus reglas de operación autorizadas, incluyendo los de sus anexos de ejecución. Dichos requisitos o disposiciones, deberán coadyuvar al ágil y expedito ejercicio de los recursos.

En el caso de incumplimiento del término establecido, las autoridades responsables de aplicar las Reglas de Operación, serán sujetas de la aplicación de sanciones que van desde la amonestación hasta su inhabilitación como servidores públicos.

Para efectos de iniciar la oportuna operación de los programas sujetos a reglas de operación, estarán vigentes las reglas de operación de ejercicios anteriores, hasta en tanto no se publiquen modificaciones a las mismas; sólo los nuevos programas iniciarán su operación, de acuerdo con las disposiciones de este Decreto, posteriormente a la publicación de sus reglas de operación.

Las modificaciones a las reglas de operación deberán ser publicadas en el **Diario Oficial de la Federación** a más tardar el 18 de febrero de 2005;

II. La Secretaría y la Comisión Federal de Mejora Regulatoria deberán emitir respectivamente, la autorización y el dictamen a que se refiere la fracción anterior, a más tardar a los 10 días hábiles posteriores a que sean presentados dichos proyectos, una vez que los proyectos de reglas de operación o de modificaciones a las mismas cumplan todos los requisitos previstos en las disposiciones aplicables.

Para emitir su autorización, la Secretaría deberá vigilar exclusivamente que el programa no se contraponga, afecte, o presente duplicidades con otros programas y acciones del Gobierno Federal en cuanto a su diseño, beneficios, apoyos otorgados y población objetivo, así como que se cumplan las disposiciones aplicables.

En el caso de incumplimiento del término establecido, las autoridades responsables de aplicar las Reglas de Operación, serán sujetas de la aplicación de sanciones que van desde la amonestación hasta su inhabilitación como servidores públicos;

III. Las dependencias publicarán en el **Diario Oficial de la Federación** las reglas de operación o, en su caso, las modificaciones a las mismas, a más tardar a los 5 días hábiles posteriores a que obtengan la autorización y el dictamen a que se refiere la fracción I de este artículo. En su caso, deberán inscribir o modificar la información que corresponda en el Registro Federal de Trámites y Servicios, de conformidad con el Título Tercero A de la Ley Federal de Procedimiento Administrativo. Asimismo, deberán poner dichas reglas a disposición de la población en sus oficinas estatales y a través de los gobiernos de las entidades federativas, para el caso de los programas del Programa Especial Concurrente para el Desarrollo Rural Sustentable, las reglas de operación o sus modificaciones deberán presentarse y entregarse a los Consejos Estatales de Desarrollo Rural Sustentable, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los recursos correspondientes a los programas que inician su operación en el presente ejercicio fiscal, no podrán ejercerse hasta que sean publicadas sus respectivas reglas de operación, a más tardar dentro de los 25 días hábiles posteriores al inicio del ejercicio fiscal.

Las dependencias y entidades dentro de un plazo de 10 días hábiles contados a partir de que sean publicadas las reglas de operación, deberán iniciar el ejercicio de los recursos presupuestarios aprobados de acuerdo con la programación de los calendarios.

Los recursos correspondientes a programas incluidos en el Anexo 14 de este Decreto que continúan su operación en el presente ejercicio, podrán ejercerse conforme a sus respectivas reglas vigentes hasta la emisión, en su caso, de nuevas reglas o modificaciones en los términos de este artículo;

IV. Las dependencias y las entidades a través de su coordinadora sectorial, deberán cumplir con los siguientes requisitos de información:

a) Enviar a la Cámara por conducto de las comisiones correspondientes, turnando copia a la Secretaría y a la Función Pública, informes trimestrales sobre el presupuesto ejercido, a nivel de capítulo y concepto de gasto, así como el cumplimiento de las metas y objetivos, con base en los indicadores de resultados previstos en las reglas de operación. Dichos informes se deberán presentar a más tardar a los 15 días hábiles posteriores a la terminación de cada trimestre, salvo en el caso de programas que operen en zonas rurales aisladas y de difícil acceso, que cuenten con las autorizaciones de las Comisiones para remitir la información en un plazo distinto, y

b) Presentar la evaluación de resultados de cada programa a la Comisión de Presupuesto y Cuenta Pública de la Cámara, a la Secretaría y a la Función Pública, a más tardar el 30 de septiembre, a efecto de que los resultados sean considerados en el proceso de análisis y aprobación del Presupuesto de Egresos de la Federación para el siguiente ejercicio fiscal. Dicha evaluación deberá informar los recursos entregados a los beneficiarios e incorporar un apartado específico sobre el impacto y resultados de los programas sobre el bienestar, la equidad, la igualdad y la no discriminación de las mujeres.

El costo de la evaluación deberá cubrirse con cargo a sus respectivos presupuestos y realizarse por instituciones académicas y de investigación u organismos especializados, de carácter nacional o Internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas, en los términos de las disposiciones emitidas por la Secretaría y la Función Pública, en el ámbito de sus competencias.

Las dependencias y entidades, en los términos del artículo 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales.

El costo de la evaluación de resultados de los fondos de Desastres Naturales y para la Prevención de Desastres Naturales será cubierto con cargo a los recursos de los mismos. La Secretaría de Gobernación, en su carácter de coordinadora de los programas de protección civil, será la dependencia responsable de realizar la contratación respectiva y la entrega de resultados.

En el caso de los programas que inician su operación en el presente ejercicio fiscal, no será necesario presentar la evaluación a que se refiere este inciso; en su caso, podrá presentarse una evaluación parcial en la medida que sea factible reportar resultados.

Las dependencias y entidades deberán informar a la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, sobre las instituciones que llevarán a cabo las evaluaciones, a más tardar el 30 de abril. Asimismo, deberán difundir dichas evaluaciones a través de sus respectivas páginas electrónicas en internet.

En materia de evaluación, los programas que constituyen el Programa Especial Concurrente para el Desarrollo Rural Sustentable, estarán sujetos además de las disposiciones de este artículo, a lo previsto en el artículo 78.

Los resultados de estas evaluaciones del Programa 3 X 1 para Migrantes, deberán entregarse a los migrantes participantes de manera oportuna para su estudio y aprobación.

Se sancionará a las autoridades responsables en caso de incumplimiento del término establecido para la publicación de las Reglas de Operación, con sanciones que van desde la amonestación hasta su inhabilitación como servidores públicos;

V. Con el objeto de coadyuvar a una visión integral de los programas a que se refiere el Anexo 14 de este Decreto, las dependencias y entidades que participen en dichos programas, promoverán la celebración de convenios o acuerdos interinstitucionales con el fin de fortalecer la coordinación, evitar duplicidad en la consecución de los objetivos de los programas y dar cumplimiento a los criterios establecidos en el artículo 61 de este Decreto. Las dependencias y entidades participantes, una vez suscritos los convenios o acuerdos interinstitucionales, deberán publicarlos en el **Diario Oficial de la Federación** dentro de un plazo de 15 días naturales posteriores a la celebración de los mismos y enviarlos a las comisiones correspondientes de la Cámara, y

VI. Las dependencias y entidades podrán celebrar convenios con personas morales sin fines de lucro, consideradas organizaciones de la sociedad civil o con organizaciones legalmente constituidas por los propios beneficiarios de los programas, para su participación en la ejecución de los programas a que se refiere el Anexo 14 de este Decreto. Para estos fines, los modelos de convenio, previo a su formalización, deberán ser publicados en el **Diario Oficial de la Federación**, señalando de manera precisa la forma en que se dará seguimiento al ejercicio de los recursos. En el caso de los programas enlistados en el Anexo 14, los convenios a que se refiere este párrafo podrán celebrarse con organizaciones que promuevan las causas de mujeres, jóvenes, adultos mayores, indígenas y productores rurales.

Para la formalización de estos convenios, las dependencias y entidades deberán escuchar la opinión de los respectivos titulares del Poder Ejecutivo de las entidades federativas cuando así corresponda.

Las dependencias y entidades deberán enviar a la Cámara, por conducto de las comisiones correspondientes, así como a la Secretaría y a la Función Pública, informes sobre el presupuesto ejercido entregado a los beneficiarios, a nivel de capítulo y concepto de gasto, así como sobre el cumplimiento de los objetivos y metas de los convenios formalizados con las organizaciones a que se refiere la presente fracción. Dichos informes deberán presentarse a más tardar a los 15 días hábiles posteriores a la terminación de cada trimestre, salvo en el caso de programas que operen en zonas rurales aisladas y de difícil acceso, que cuenten con las autorizaciones de las Comisiones para remitir la información en un plazo distinto.

Las personas morales sin fines de lucro, consideradas organizaciones de la sociedad civil y las organizaciones legalmente constituidas por los propios beneficiarios de los programas, que reciban recursos públicos federales en los términos de la presente fracción deberán destinar los mismos, incluyendo los rendimientos financieros que por cualquier concepto generen dichos recursos, exclusivamente a los fines del programa respectivo. La Auditoría Superior de la Federación fiscalizará a dichas organizaciones en los términos de la Ley de Fiscalización Superior de la Federación.

Para el Programa 3 X 1 para Migrantes, en estos convenios deberá asegurarse de manera precisa la incorporación de los migrantes u organizaciones representativas en los órganos que se creen para el seguimiento y vigilancia del ejercicio de los recursos, la asignación de las obras así como en las actas de entregas-recepción de éstas. Para garantizar la correcta aplicación de los recursos que provienen de los Migrantes, esto s deberán participar con voz y voto dentro de las comisiones o comités que se creen para estos programas.

Se sancionará a las autoridades responsables de enviar los informes sobre el ejercicio del presupuesto en caso de que incumplan esta obligación, sanción que puede ser desde una amonestación hasta su inhabilitación como servidores públicos.

ARTÍCULO 53. Las dependencias y entidades que tengan a su cargo los programas señalados en el Anexo 14 de este Decreto, deberán observar las siguientes disposiciones para fomentar la transparencia de dichos programas:

I. La papelería, documentación oficial, así como la publicidad y promoción que adquieran las dependencias y entidades para los programas a que se refiere el Anexo 14 de este Decreto, deberán incluir la siguiente leyenda: "Este programa es de carácter público, no es patrocinado ni promovido por partido político alguno y sus recursos provienen de los impuestos que pagan todos los contribuyentes. Está prohibido el uso de este programa con fines políticos, electorales, de lucro y otros distintos a los establecidos. Quien haga uso indebido de los recursos de este programa deberá ser denunciado y sancionado de acuerdo con la ley aplicable y ante la autoridad competente". En el caso del Programa de Desarrollo Humano Oportunidades, deberá incluirse la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social;

Toda la publicidad y promoción que adquieran las dependencias y entidades para los programas a que se refiere el anexo 14 de este Decreto, tales como anuncios en medios electrónicos, escritos y gráficos y de cualquier otra índole, deberá incluir invariablemente la siguiente leyenda: "Este programa está financiado con recursos públicos aprobados por la Cámara y queda prohibido su uso para fines partidistas, electorales o de promoción personal de los funcionarios". Para efectos de lo anterior se deberán tomar en cuenta las características del medio de comunicación.

II. Los programas que contengan padrones de beneficiarios, deberán publicar los mismos conforme a lo previsto en la Ley de Información Estadística y Geográfica, así como en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental. Los programas deberán identificar en sus padrones o listados de beneficiarios a las personas físicas, en lo posible, con la Clave Única de Registro de Población; y en el caso de personas morales con la Clave de Registro Federal de Contribuyentes;

III. Las dependencias y entidades que tengan a su cargo la ejecución de los programas del Consejo Nacional de Fomento Educativo (CONAFE); del Instituto Nacional para la Educación de los Adultos (INEA); de IMSS-Oportunidades; de Atención a Personas con Discapacidad a cargo del DIF; de Atención a Población con Vulnerabilidad Social a cargo del DIF; de Apoyo a la Capacitación (PAC); de Apoyo al Empleo (PAE); de Apoyo Alimentario, a cargo de Diconsa, S.A. de C.V.; de Desarrollo Humano Oportunidades; y, del Fondo Nacional de Apoyo Económico a la Vivienda (FONAEVI); deberán cumplir con las obligaciones establecidas en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, y publicar en el **Diario Oficial de la Federación** durante el primer bimestre del ejercicio fiscal, el monto asignado y la distribución de la población objetivo de cada programa social por entidad federativa;

IV. La Secretaría de Desarrollo Social en el caso del Programa de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V., actualizará permanentemente los padrones y publicará en el **Diario Oficial de la Federación** durante el primer bimestre del ejercicio fiscal, el número de beneficiarios por entidad federativa y municipio, y

V. En el Programa Cruzada Nacional por la Calidad de los Servicios de Salud y el Programa Escuelas de Calidad, las Secretarías de Salud y de Educación Pública, darán prioridad a las localidades en donde ya opera el Programa de Desarrollo Humano Oportunidades.

TÍTULO TERCERO

DEL FEDERALISMO Y DESARROLLO REGIONAL

CAPÍTULO I.

Disposiciones Generales

ARTÍCULO 54. En los programas federales donde concurran recursos de las dependencias y, en su caso de las entidades, con aquéllos de las entidades federativas, a estas últimas no se les podrá condicionar el monto ni el ejercicio de los recursos federales a la aportación de recursos locales, cuando dicha aportación no se apegue a los presupuestos y disposiciones de las mismas, sin perjuicio de que se deberá atender lo acordado en los convenios en materia de seguridad pública, así como lo dispuesto en las reglas de operación de los fondos de Desastres Naturales y para la Prevención de Desastres Naturales. En este sentido, deberá existir una coordinación oportuna para que las entidades federativas presupuesten la contraparte correspondiente.

El ejercicio de recursos públicos federales por parte de las entidades federativas deberá comprobarse en los términos de las disposiciones aplicables. Con excepción de los recursos federales a que se refiere el artículo 56 de este Decreto, las dependencias y entidades deberán acordar con las entidades federativas, la obligación de estas últimas de entregarles la relación de los gastos efectuados con base en los respectivos documentos comprobatorios del gasto.

El Ejecutivo Federal, por conducto de la Función Pública, previamente a la entrega de los recursos públicos federales a que se refieren los artículos 54, 56 y 58 de este Decreto, deberá acordar con las secretarías de contraloría o sus equivalentes de las entidades federativas, el establecimiento por parte de éstas de cuentas bancarias específicas que identifiquen los recursos públicos federales, así como de mecanismos de supervisión y control para la comprobación del ejercicio de los recursos por parte de dichas secretarías o sus equivalentes.

En caso de que no se observe lo dispuesto en este artículo y en las demás disposiciones aplicables, las dependencias y entidades podrán suspender o cancelar la ministración de recursos públicos federales a las entidades federativas, informando de inmediato a la Secretaría, a la Función Pública y a la Auditoría Superior de la Federación.

La Auditoría Superior de la Federación informará a la Cámara, a los cinco días hábiles, contados a partir de que se le notifique la suspensión o cancelación de la ministración de recursos públicos federales, señalando la entidad federativa respectiva, los motivos de la suspensión o cancelación de la ministración de recursos públicos federales y las recomendaciones correspondientes. También notificará dichas recomendaciones, a los órganos técnicos de fiscalización de las legislaturas locales que correspondan.

La Secretaría reportará en el informe trimestral, el monto de recursos de gasto programable entregado a las entidades federativas; señalando el monto y el destino por cada entidad federativa, dicha información se deberá publicar en la página electrónica de Internet.

La Secretaría, la Función Pública y la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias, vigilarán el cumplimiento de lo dispuesto en este Título.

ARTÍCULO 55. Para la revisión del ejercicio de los recursos a que se refiere el presente Título, la Cámara se apoyará en la Auditoría Superior de la Federación, quien deberá fiscalizar dichos recursos, en los términos de los artículos 16 fracciones I y XVIII, 33 y 34 de la Ley de Fiscalización Superior de la Federación, conforme a lo siguiente:

I. La Auditoría Superior de la Federación establecerá las reglas para la aplicación de los recursos previstos en el Programa para la Fiscalización del Gasto Federalizado, que se destinarán a fortalecer los órganos técnicos de fiscalización de las legislaturas locales, a fin de incrementar el alcance, profundidad, calidad y seguimiento de las revisiones al ejercicio de los recursos correspondientes al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, al Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas, así como la descentralización de funciones y la reasignación de recursos federales a las entidades federativas, principalmente.

Los subsidios que la Auditoría Superior de la Federación, con cargo a su presupuesto, destine al Programa para la Fiscalización del Gasto Federalizado, deberán ser publicados en el **Diario Oficial de la Federación** y en el periódico oficial de la entidad federativa que corresponda. Dichos subsidios no podrán destinarse a un fin distinto al aprobado en este Presupuesto y serán ministrados a los órganos técnicos de fiscalización de las legislaturas locales, a través de las tesorerías estatales por la Tesorería de la Federación, conforme al calendario que establezca para tal efecto la Auditoría Superior de la Federación.

Dichas erogaciones equivalen al uno al millar del monto total para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, aprobado en el Presupuesto del año 2004, y se distribuirán entre a las entidades federativas, considerando como factor de equidad 3 millones de pesos para cada una de ellas, y el resto de las erogaciones en proporción directa a los recursos aprobados en el Presupuesto del año 2004 para cada entidad federativa, de los Ramos Generales 33 Aportaciones Federales para Entidades Federativas y Municipios, y 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas.

Los recursos que la Auditoría Superior de la Federación destine al Programa para la Fiscalización del Gasto Federalizado que reciban los órganos técnicos de fiscalización locales, deberán aplicarse, por lo menos en un 50 por ciento, para la fiscalización de los recursos correspondientes a los fondos de aportaciones para la Infraestructura Social Municipal, a los recursos federalizados de los programas incluidos en el Programa Especial Concurrente para el Desarrollo Rural Sustentable y para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal.

La Auditoría Superior de la Federación deberá incorporar un programa especial de fiscalización de los recursos de ejecución centralizada del Programa Especial Concurrente para el Desarrollo Rural Sustentable, principalmente de los programas de ASERCA, Alianza para el Campo, FAPPA, Promusag, Adultos Mayores y Vivienda Rural;

II. En el caso de los recursos correspondientes al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, la Auditoría Superior de la Federación determinará, escuchando la opinión de los respectivos órganos técnicos de fiscalización de las entidades federativas o de las legislaturas locales, según sea el caso:

a) Los procedimientos de coordinación para que, en el ejercicio de las atribuciones de control que los órganos técnicos de fiscalización de las legislaturas locales tengan conferidas, colaboren con la Auditoría Superior de la Federación en la fiscalización de la aplicación correcta de los recursos federales recibidos y ejercidos por las entidades federativas y, en su caso, por sus municipios;

b) La apertura por parte de las entidades federativas y, en su caso, por los municipios y las demarcaciones territoriales del Distrito Federal, de una cuenta bancaria específica para cada fondo que identifique los recursos públicos federales, incluyendo sus productos financieros, así como otras acciones que permitan fiscalizar el ejercicio de dichos recursos, a efecto de garantizar que se apliquen con eficiencia, eficacia y honradez, conforme lo dispone el artículo 134 de la Constitución Política de los Estados Unidos Mexicanos, sin que ello implique limitaciones o restricciones en la administración y ejercicio de los mismos, y

III. En el caso del Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas a que se refiere el artículo 57 de este Decreto, así como de la reasignación de recursos federales a las entidades federativas a que se refiere el artículo 58 del mismo, la Auditoría Superior de la Federación deberá fiscalizar el ejercicio de los recursos públicos federales en los términos de las disposiciones presupuestarias aplicables y, en su caso, podrá acordar con los órganos técnicos de fiscalización de las legislaturas de las entidades federativas, las reglas y procedimientos para fiscalizar el ejercicio de los recursos públicos federales, tomando en consideración el Programa para la Fiscalización del Gasto Federalizado.

Para efectos de la fiscalización de los recursos públicos federales a que se refiere el presente artículo, dichos recursos deberán registrarse presupuestaria y contablemente con arreglo a los principios básicos de contabilidad gubernamental. Con base en dichos registros se realizará la rendición de cuentas conforme a los criterios que establezca la Auditoría Superior de la Federación en los términos del presente artículo.

Las acciones para la fiscalización de los recursos públicos federales a que se refiere este artículo, se realizarán sin perjuicio de que la Auditoría Superior de la Federación ejerza directamente las atribuciones que le confiere el artículo 79 de la Constitución Política de los Estados Unidos Mexicanos, así como las fracciones IX y XI del artículo 16 de la Ley de Fiscalización Superior de la Federación y las demás disposiciones aplicables.

Las dependencias, entidades y la Cámara no podrán transferir recursos a las entidades federativas si no es a través de las Tesorerías de estas últimas.

CAPÍTULO II

De los Ramos Generales para el Desarrollo Regional

ARTÍCULO 56. El gasto programable previsto para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en el Anexo 16 del mismo.

El resultado de la distribución entre las entidades federativas, de los recursos que integran los fondos a que se refiere este artículo, se presenta en el Tomo II B de este Presupuesto, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal, cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal.

Los informes que proporcionen las entidades federativas y los municipios a la Secretaría de Desarrollo Social, deberán apegarse a lo establecido en el artículo 33 de la Ley de Coordinación Fiscal. De conformidad con la fracción IV del artículo citado, la Secretaría de Desarrollo Social deberá emitir lineamientos y formatos para la entrega de dichos informes que permitan evaluar la evolución del gasto de los recursos a que se refiere el presente Capítulo.

Dichos informes se entregarán con periodicidad trimestral, a más tardar 15 días naturales posteriores a la terminación del trimestre. La Secretaría de Desarrollo Social hará entrega de los informes a la Comisión de

Desarrollo Social de la Cámara y tendrá la información disponible para consulta en su página electrónica, de conformidad con lo establecido en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Asimismo, sobre la aplicación de estos recursos, las entidades federativas y los municipios publicarán dichos informes en los órganos locales de difusión y los pondrán a disposición del público en general a través de publicaciones específicas y medios electrónicos; asimismo los comunicarán a la Secretaría de Desarrollo Social en cumplimiento de este párrafo, en términos de los lineamientos y formatos a que se refiere el párrafo cuarto de este artículo.

ARTÍCULO 57. Las erogaciones previstas para el Ramo General 39 Programa de Apoyo para el Fortalecimiento de las Entidades Federativas son subsidios que se otorgan a las entidades federativas conforme a la distribución prevista en el Anexo 16 de este Decreto. Estos recursos se destinarán para:

I. Cuando menos el 50 por ciento a la inversión en infraestructura física, incluyendo la construcción, reconstrucción, ampliación, mantenimiento y conservación de infraestructura; así como la adquisición de bienes para el equipamiento de las obras generadas o adquiridas; infraestructura hidroagrícola, y hasta un 3 por ciento del costo del programa o proyecto programado en el ejercicio fiscal de 2005, para gastos indirectos por concepto de realización de estudios, elaboración y evaluación de proyectos, supervisión y control de estas obras de infraestructura;

II. Saneamiento financiero, preferentemente a través de la amortización de deuda pública, expresada como una reducción del principal al saldo registrado al 31 de diciembre de 2004. Asimismo, podrán realizarse otras acciones de saneamiento financiero, siempre y cuando se acredite un impacto favorable en la fortaleza de las finanzas públicas locales;

III. Apoyo para sanear y reformar los sistemas de pensiones de las entidades federativas, prioritariamente a las reservas actuariales;

IV. Modernización de los catastros, con el objeto de actualizar los valores de los bienes y hacer más eficiente la recaudación de contribuciones;

V. Modernización de los sistemas de recaudación locales;

VI. Desarrollar mecanismos impositivos que permitan ampliar la base gravable de las contribuciones locales;

VII. Fortalecimiento de los Proyectos de Investigación Científica y Desarrollo Tecnológico, y

VIII. Para los Sistemas de Protección Civil en las Entidades Federativas.

Los recursos del Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas, tienen por objeto fortalecer los presupuestos de las entidades federativas y de las regiones. Para este fin y con las mismas restricciones, las entidades federativas podrán convenir entre ellas o con el Gobierno Federal, la aplicación de estos recursos, los que no podrán destinarse para erogaciones de gasto corriente o de operación, salvo en los casos previstos expresamente en las fracciones anteriores.

CAPÍTULO III

De la descentralización y reasignación de recursos federales a las entidades federativas

Artículo 58. Las dependencias y entidades con cargo a sus presupuestos y por medio de convenios de coordinación que serán públicos, podrán transferir recursos presupuestarios a las entidades federativas con el propósito de descentralizar funciones o reasignar recursos correspondientes a programas federales, con el propósito de transferir responsabilidades y, en su caso, recursos humanos y materiales.

En la suscripción de convenios se observará lo siguiente:

I. Deberán asegurar una negociación equitativa entre las partes y deberán formalizarse a más tardar durante el primer cuatrimestre del ejercicio fiscal, al igual que los anexos respectivos, con el propósito de facilitar su ejecución por parte de las entidades federativas y de promover una calendarización eficiente de la ministración de los recursos respectivos a las entidades federativas, salvo en aquellos casos en que durante el ejercicio fiscal se suscriba un convenio por primera vez y no hubiere sido posible su previsión anual;

II. Incluir criterios que aseguren transparencia en la distribución, aplicación y comprobación de recursos;

III. Establecer los plazos y calendarios de entrega de los recursos que garanticen la aplicación oportuna de los mismos, de acuerdo a la disponibilidad de recursos con base en el Presupuesto de Egresos aprobado y atendiendo los requerimientos de las entidades federativas. La ministración de los recursos deberá ser oportuna y respetar dichos calendarios;

IV. Evitar comprometer recursos que excedan la capacidad financiera de los gobiernos de las entidades federativas;

V. Las prioridades de las entidades federativas con el fin de alcanzar los objetivos pretendidos;

VI. Especificar en su caso las fuentes de recursos o potestades de recaudación de ingresos por parte de las entidades federativas que complementen los recursos transferidos o reasignados;

VII. En la suscripción de dichos instrumentos deberá tomarse en cuenta si los objetivos pretendidos podrían alcanzarse de mejor manera transfiriendo total o parcialmente las responsabilidades a cargo del Gobierno Federal o sus entidades, por medio de modificaciones legales;

VIII. Las medidas o mecanismos que permitan afrontar contingencias en los programas y proyectos reasignados;

IX. En el caso que involucren recursos públicos federales que no pierden su naturaleza por ser transferidos, éstos deberán depositarse en cuentas bancarias específicas que permitan su identificación para efectos de comprobación de su ejercicio y fiscalización, en los términos de las disposiciones generales aplicables;

X. De los recursos federales que se transfieran a las entidades federativas mediante convenios de reasignación y aquéllos mediante los cuales los recursos no pierdan el carácter de federal, se destinará un monto equivalente al uno al millar para la fiscalización de los mismos, en términos de la siguiente fracción, y

XI. La Auditoría Superior de la Federación, en los términos de la Ley de Fiscalización Superior de la Federación, deberá acordar con los órganos técnicos de fiscalización de las legislaturas de las entidades federativas, las reglas y procedimientos para fiscalizar el ejercicio de los recursos públicos federales. La transferencia de recursos a que se refiere este artículo estará sujeta a que existan los acuerdos previstos en esta fracción.

Artículo 59. Los recursos que transfieren las dependencias o entidades a través de los convenios de reasignación para el cumplimiento de objetivos de programas federales, no pierden el carácter federal, por lo que éstas comprobarán los gastos en los términos de las disposiciones aplicables; para ello se sujetarán en lo conducente a lo dispuesto en el artículo anterior, así como deberán verificar que en los convenios se establezca el compromiso de las entidades federativas de entregar los documentos comprobatorios del gasto. La Secretaría y la Función Pública emitirán los lineamientos que permitan un ejercicio transparente, ágil y eficiente de los recursos, en el ámbito de sus competencias. La Auditoría proporcionará a las áreas de fiscalización de los Congresos de los estados las guías para la fiscalización y las auditorías de los recursos federales.

Las dependencias o entidades que requieran suscribir convenios de reasignación, deberán apegarse al convenio modelo emitido por la Secretaría y la Función Pública, así como obtener la autorización presupuestaria de la Secretaría.

El Ejecutivo Federal, por conducto de los titulares de las dependencias que reasignen los recursos presupuestarios, o de las entidades y de la respectiva dependencia coordinadora de sector, celebrará los convenios a que se refiere este artículo con los gobiernos de las entidades federativas; dichos convenios deberán prever criterios que aseguren transparencia en su distribución, aplicación y comprobación.

Las dependencias y entidades deberán publicar los convenios y, en su caso, las modificaciones a éstos, en el **Diario Oficial de la Federación** dentro de los 15 días hábiles posteriores a su formalización.

Las disposiciones de este artículo no aplican al Fondo de Desastres Naturales, al Fondo para la Prevención de Desastres Naturales ni a los programas a que se refiere el Anexo 14 de este Decreto.

ARTÍCULO 60. El Ejecutivo Federal, por conducto de la Secretaría y con apoyo de las dependencias correspondientes, informará a la Comisión de Presupuesto y Cuenta Pública de la Cámara, el proyecto de descentralización de los programas y recursos contemplados en el rubro de las delegaciones para las entidades federativas de conformidad con las disposiciones aplicables, considerando la racionalización del gasto público.

CAPÍTULO IV

De las Reglas de Operación de Programas de Impacto Regional

ARTÍCULO 61. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán exclusivamente a la población en condiciones de pobreza y de marginación de acuerdo con los criterios oficiales dados a conocer por la Secretaría de Desarrollo Social, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; programas asistenciales; el desarrollo regional; la infraestructura social básica y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas. Los recursos de dichos programas se ejercerán conforme a las reglas de operación emitidas y las demás disposiciones aplicables.

Para estos fines, el Ramo Administrativo 20 considera la siguiente estructura:

I. Los programas para el Desarrollo Local (Microrregiones), de Opciones Productivas; Hábitat; de Empleo Temporal; de Atención a Jornaleros Agrícolas; de Atención a Adultos Mayores en Zonas Rurales; 3x1 para Migrantes; Iniciativa Ciudadana 3X1; Jóvenes por México, y de Incentivos Estatales, y

II. Los programas de Vivienda, a cargo del Fideicomiso Fondo Nacional de Habitaciones Populares, FONHAPO; de Ahorro, Subsidio y Crédito para la Vivienda "Tu Casa", del Fondo Nacional de Apoyo Económico a la Vivienda, FONAEVI; de Abasto Social de Leche y de Adquisición de Leche Nacional, a cargo de Liconsa, S.A. de C.V.; de Abasto Rural y de Apoyo Alimentario, a cargo de Diconsa, S.A. de C.V; de Desarrollo Humano Oportunidades; de Coinversión Social; del Fondo Nacional para el Fomento de las Artesanías, FONART; de la Comisión Nacional de las Zonas Áridas, CONAZA; y del Instituto Nacional de Personas Adultas Mayores, INAPAM.

Dentro del Programa de Incentivos Estatales se crea la vertiente: Fondo de Inversión Estatal para el Desarrollo Social, cuyos recursos los recibirán todas las entidades federativas y serán destinados exclusivamente para acciones sociales e inversiones, previstas en el Programa Estatal de Desarrollo Social respectivo, que beneficien directamente a sectores de su población que se encuentran en situación de pobreza y pobreza extrema. Tales recursos deberán distribuirse entre todas las entidades federativas aplicando la fórmula del Fondo de Aportaciones para la Infraestructura Social, prevista en el artículo 34 de la Ley de Coordinación Fiscal.

Los recursos considerados en el Programa Hábitat, destinados a la conservación de las ciudades mexicanas declaradas Patrimonio Mundial por la Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura, UNESCO, deberán aplicarse en partes iguales para cada una de dichas ciudades. Los recursos aportados por la Federación serán de hasta 50 por ciento del monto de los proyectos, correspondiendo el 50 por ciento restante a la aportación estatal, municipal y de los sectores social y privado.

Los recursos asignados al FONHAPO deberán aplicarse en un 80 por ciento para subsidios y en un 20 por ciento para otorgamiento de créditos blandos, procurando una distribución equitativa entre la población urbana y rural y la revolvencia de los recursos crediticios. En el caso de los recursos asignados a créditos deberán ejercerse en un plazo de 9 meses. La cantidad no ejercida pasará al rubro de subsidios para su ejercicio final.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos estatales, se impulsará el trabajo corresponsable en materia de superación de pobreza y marginación, y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios de coordinación y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la federación, estados y municipios y, las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados. Los recursos destinados para ser aplicados como gastos indirectos a las obras y acciones sociales de los programas concertados entre las entidades federativas y la federación del Ramo 20, Desarrollo Social, serán ejercidos: el 25 por ciento quien ejecute el programa, y el 75 por ciento la federación; para lo cual, las reglas de operación preverán lo conducente.

Una vez suscritos estos convenios, la Secretaría de Desarrollo Social deberá publicarlos en el **Diario Oficial de la Federación**, en un plazo no mayor de 10 días hábiles.

Con el objeto de fortalecer y coadyuvar en la visión integral de los programas para el Desarrollo Social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades que participen en ellos, a fin de dar cumplimiento a los criterios establecidos en este Decreto.

Con el propósito de fortalecer la Estrategia Nacional de Atención a Microrregiones, las dependencias y entidades que participen en ella, identificarán las acciones que se desarrollen en este ámbito de acción e informarán a la Secretaría de Desarrollo Social, dentro de los 20 días naturales posteriores a cada trimestre, los avances físicos y presupuestarios en el ejercicio de dichas acciones, a nivel de localidad. Dicha información podrá ser enviada en un plazo distinto al señalado anteriormente, previa opinión favorable de la Secretaría de Desarrollo Social, en el caso de acciones desarrolladas en zonas rurales aisladas y de difícil acceso.

Cuando la Secretaría, la Función Pública o la Secretaría de Desarrollo Social, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno estatal, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a los estados, la Función Pública convendrá con los gobiernos estatales, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Desarrollo Social los avances de ejecución físicos y financieros.

ARTÍCULO 62. Los fideicomisos públicos de fomento, las instituciones nacionales de seguros, las sociedades nacionales de crédito y las demás entidades financieras, otorgarán su financiamiento o contratarán sus seguros, a través de las instituciones financieras privadas que asuman parcial o totalmente el riesgo de recuperación de estos créditos o la cobertura del siniestro.

Asimismo, se deberá prever que los recursos que se otorguen se canalicen a proyectos productivos que sean viables técnica y financieramente, con base en el dictamen y aprobación previa del comité integrado por las dependencias competentes en los sectores que se financien, así como, en su caso, prever esquemas de recuperación que aseguren la viabilidad financiera de estas instituciones.

Lo dispuesto en el párrafo primero no será aplicable a las operaciones siguientes:

I. Los avales y demás garantías, los cuales no podrán exceder del porcentaje del monto por principal y accesorios del financiamiento que determine el órgano de gobierno de la entidad respectiva, con la conformidad de la Secretaría;

II. La inversión accionaria y los créditos que se otorguen con la finalidad de constituirse como inversión accionaria;

III. Las operaciones realizadas por el Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.;

IV. Los financiamientos otorgados por Nacional Financiera, S.N.C., por un monto total igual al porcentaje que determine el órgano de gobierno con el consentimiento de la Secretaría, en el mes de enero, del total de los financiamientos estimados para el año 2005;

V. Los financiamientos otorgados por el Banco Nacional de Comercio Exterior, S.N.C., por un monto igual al porcentaje que determine su órgano de gobierno con la conformidad de la Secretaría, en el mes de enero, del total de los financiamientos estimados para el año 2005;

VI. Los financiamientos otorgados por la Financiera Rural a los productores y a los intermediarios financieros rurales previstos en la Ley Orgánica de la Financiera Rural, distintos a las instituciones financieras señaladas en el párrafo primero del presente artículo;

VII. Los créditos otorgados por el Instituto del Fondo Nacional para la Vivienda de los Trabajadores, el Fondo de Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, el Fideicomiso Fondo Nacional de Habitaciones Populares y el Fondo Nacional de Apoyo a Empresas en Solidaridad;

VIII. Las operaciones que correspondan a prestaciones de carácter laboral, otorgadas de manera general;

IX. Las operaciones realizadas con el Gobierno Federal, las entidades, las entidades federativas y los municipios;

X. Los financiamientos a proyectos de infraestructura y servicios públicos, que se deriven de concesiones, contratos de prestación de servicios, de obra pública, de vivienda y de parques industriales, permisos y autorizaciones de las autoridades federales, de las entidades federativas y municipios, así como de sus entidades paraestatales y paramunicipales, y

XI. Los financiamientos otorgados por el Fideicomiso de Fomento Minero serán hasta por un monto igual al porcentaje que determine su órgano de gobierno en el primer bimestre del año, mismo que no excederá del 10 por ciento del total de los financiamientos estimados para el año 2005.

Los programas de financiamiento que se otorguen en condiciones de subsidio ofrecidos por los acreedores mencionados deberán sujetarse a las reglas de operación a que se refiere el artículo 52 de este Decreto. Dichas reglas deberán reunir los requisitos señalados en el artículo 53 de este Decreto.

ARTÍCULO 63. Los programas de garantías que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser operados por conducto de la banca de desarrollo, la Financiera Rural o fondos y fideicomisos de fomento, con el fin de potenciar el impacto de las acciones, administrar el riesgo crediticio y reforzar la transparencia en el seguimiento de la aplicación de dichos recursos, con excepción de aquéllos que por su naturaleza requieran ser operados directamente con los beneficiarios.

El saldo total de las obligaciones vigentes al 1° de Enero de 2005 que las Sociedades Nacionales de Crédito que integraban el Sistema Banrural en liquidación, de conformidad con lo dispuesto en el artículo Tercero Transitorio de la Ley Orgánica de la Financiera Rural mantengan con los Fideicomisos Instituidos en Relación con la Agricultura, cuyo fiduciario es Banco de México, se extinguirá con esa fecha valor, sin contraprestación alguna por parte de dichas Sociedades Nacionales de Crédito y con cargo a los resultados de los citados fideicomisos.

ARTÍCULO 64. Las reglas de operación del Programa de Desarrollo Humano Oportunidades, además de atender lo establecido en el artículo 52 de este Decreto, deberán considerar lo siguiente:

I. Los criterios para la inclusión de zonas de atención en el medio rural y urbano. Las zonas de atención seleccionadas deberán contar con acceso a servicios básicos de salud y educación, que permita operar en forma simultánea los tres componentes del programa.

Para la sustitución de las bajas naturales del padrón, en 2005 se atenderá prioritariamente al criterio señalado en el párrafo anterior. Sólo podrán realizarse compensaciones a las bajas del padrón, una vez que hayan sido identificadas las familias y localidades sujetas a incorporación. Una vez que hayan sido identificadas las localidades y familias que sustituyen las bajas naturales, se podrán realizar sus compensaciones sin afectar el presupuesto regularizable del Programa.

En el ejercicio fiscal 2005 el Programa mantendrá su cobertura de atención de 5 millones de familias beneficiarias;

II. La metodología de puntajes para la identificación, inclusión y recertificación de las familias en el programa, deberá ser única para todo el país. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

III. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación;

IV. Las condiciones y mecanismos para otorgar el incentivo para la conclusión de la educación media superior, denominado Jóvenes con Oportunidades;

V. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los suplementos alimenticios; los criterios para certificar la asistencia a estos servicios de cada uno de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad. Las becas educativas y el apoyo monetario para alimentación se otorgarán invariablemente en efectivo a la madre de familia o, en caso de ausencia o incapacidad por enfermedad, a la persona miembro de la familia encargada de la preparación de los alimentos y el cuidado de los niños;

VI. Los criterios para certificar la asistencia a las unidades de salud de los integrantes del hogar a las citas programadas, de acuerdo con su edad y riesgo de salud, y de la madre de familia y los jóvenes a las pláticas mensuales de educación para la salud, así como los correspondientes a la asistencia regular de los menores y jóvenes a los planteles educativos;

VII. La definición de responsabilidades de cada una de las dependencias involucradas en el programa, para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud como en el de educación y la entrega de los apoyos, a nivel central como en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y los planteles educativos, debidamente registrado, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de éstos no podrá condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;

VIII. Los criterios de recertificación para las familias y los criterios y mecanismos para corregir errores de exclusión y de inclusión, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

IX. Los criterios y mecanismos para la actualización permanente del padrón así como los correspondientes a la seguridad en el manejo de información y de los listados de liquidación;

X. Los mecanismos de detección y resolución oportuna de problemas específicos que permitan fortalecer la operación del Programa en sus diversos componentes: entrega y distribución de suplementos, certificación de corresponsabilidad del componente educativo, depuración del padrón, entre otros.

XI. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad;

XII. Los mecanismos para asegurar la complementariedad de acciones con otros programas; para aprovechar la información y el padrón del programa para focalizar otros subsidios complementarios y no duplicados, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo para evitar duplicidad, y

XIII. En su caso, las propuestas que durante el año inmediato anterior hubiesen sido presentadas y aprobadas por el Comité Técnico con relación a la complementariedad de acciones a favor de las familias beneficiarias.

Será responsabilidad de la Coordinación Nacional del programa, coordinar la operación de éste apegándose estrictamente a las reglas de operación del mismo; dar seguimiento, y evaluar su ejecución. Corresponderá a cada una de las dependencias y entidades que participan en su operación, el estricto apego a las reglas de operación, el seguimiento de cada uno de los componentes bajo su responsabilidad, así como la debida y oportuna resolución de problemas específicos que pudieran afectar la operación del Programa. Además, corresponde a la Coordinación dar a conocer periódicamente a la población los resultados de los avances en su cobertura, las variaciones en su padrón activo, así como los resultados de su evaluación, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Asimismo, deberá dar a conocer, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de localidades en las que opera el programa, y el número de familias beneficiarias en cada una de ellas por entidad federativa, municipio y localidad, el calendario de entrega de apoyos por entidad federativa, municipio y localidad, posterior a la entrega de los mismos, y el ajuste semestral de los apoyos monetarios conforme el incremento observado en el semestre inmediato anterior en el subíndice de los precios de la canasta básica de consumo del Índice Nacional de Precios al Consumidor.

La Coordinación Nacional del programa deberá incluir, tanto en el documento de identificación que presentan las beneficiarias para recibir los apoyos, como en las guías y materiales de difusión para las beneficiarias y las vocales de los comités de promoción comunitaria, la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social, la cual señala: «*Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos al desarrollo social*», y realizará acciones de orientación y difusión con los beneficiarios para garantizar la transparencia y evitar cualquier manipulación política del programa.

La Coordinación Nacional elaborará materiales de difusión para el personal operativo de salud y educación, así como para los enlaces municipales, con la siguiente leyenda: "El condicionamiento electoral o político de los programas sociales constituye un delito federal que se sanciona de acuerdo con las leyes correspondientes. Ningún servidor público puede utilizar su puesto o sus recursos para promover el voto a favor o en contra de algún partido o candidato. El Programa Oportunidades es de carácter público y su otorgamiento o continuidad no depende de partidos políticos o candidatos".

El presupuesto del Programa de Desarrollo Humano Oportunidades para el año 2005 se distribuye conforme a lo señalado en el Anexo 15 de este Decreto.

Los recursos del Programa de Desarrollo Humano Oportunidades no podrán ser traspasados a otros programas. Podrán realizarse traspasos en las asignaciones del programa entre las Secretarías de Desarrollo Social, de Educación Pública y de Salud, en los términos de las disposiciones aplicables.

El presupuesto para el componente de salud se ejercerá bimestralmente con base en una cuota igual por familia atendida, multiplicada por el padrón activo correspondiente, y entregado con dicha periodicidad a los proveedores de los servicios de salud, tanto de los servicios estatales de salud como del IMSS-Oportunidades y del IMSS-Régimen Ordinario.

El Comité deberá reunirse al menos bimestralmente y será responsable de auxiliar al Coordinador Nacional y al Consejo en las tareas que le sean encomendadas; aprobar el proyecto de reglas de operación del programa, así como de las modificaciones que le presente el Coordinador Nacional; llevar el seguimiento del programa conforme a los lineamientos que fije el Consejo; adoptar medidas que permitan una operación más eficiente y transparente; revisar el cumplimiento de las responsabilidades de cada una de las dependencias y entidades que participan en el programa; así como facilitar la coordinación con las dependencias y entidades participantes, para la operación de los diversos componentes del programa. Dicho Comité operará con base en el reglamento interno que al efecto emita el Consejo.

En los términos de las reglas de operación del Programa de Desarrollo Humano Oportunidades, en cada entidad federativa se establecerá un comité técnico conformado por las dependencias federales y estatales involucradas en la planeación, programación y operación del programa que promuevan una mejor ejecución del mismo, con estricto apego a dichas reglas de operación.

Los ayuntamientos nombrarán un enlace con el Programa, mediante acuerdo del Cabildo, cuyas funciones de apoyo operativo, logístico y de seguridad pública, deberán regirse por los principios de apartidismo, transparencia y honestidad. Dicho enlace no podrá realizar convocatorias a reuniones ni acciones no previstas en las reglas de operación del Programa.

La Coordinación Nacional notificará a la Función Pública sobre problemas operativos que hayan persistido por más de 3 meses y que repercutan seriamente en la consecución de los objetivos del Programa, para que se apliquen las medidas que correspondan.

ARTÍCULO 65. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación de acuerdo con lo que establece la Ley de Desarrollo Rural Sustentable, y el Programa Nacional de Acuacultura y Pesca reorientará sus Programas y dará continuidad a los Programas y componentes comprendidos en los Anexos 14 y 17 de este Decreto, para dar certidumbre a los apoyos gubernamentales al sector agroalimentario y pesquero, a fin de garantizar la soberanía alimentaría, de fortalecer el ingreso de los productores, la generación de empleos, el ordenamiento de los mercados agroalimentarios, recuperar la competitividad y las capacidades de los productores del campo, así como contribuir al bienestar familiar y a la preservación, restauración y aprovechamiento sustentable de los recursos naturales, observando lo siguiente:

I. Las políticas sectoriales se orientarán conforme a lo siguiente:

a) De Apoyos Conforme a la heterogeneidad productiva: considera políticas diferenciadas de apoyo y acceso a financiamientos con base en el desarrollo regional, la tipología de productores y sus productos; también aquellos que no son incluidos en el sistema producto, incorporando criterios de impacto social y local; tendrán preferencia los productores de menos ingresos que presenten proyectos tendentes a mejorar la calidad y producción;

b) De Planeación Integral por Producto, cadena agroalimentaria y Región: abarca las diversas actividades de las unidades productivas, desde la producción primaria, el acopio, la transformación o, en su caso, el manejo posterior a la cosecha, así como el procesamiento, el transporte y la comercialización en los mercados internos o externos; todo bajo estándares de calidad en la producción y aseguramiento de inocuidad de los alimentos, que promuevan la soberanía alimentaría, el ordenamiento urgente de los mercados, las necesidades y la preferencia del consumidor nacional, y aseguren el acceso, preferencia y recuperación de los mercados internacionales;

c) De Ordenamiento y Consolidación de Mercados: busca asegurar en un horizonte de mediano plazo un ingreso mínimo-objetivo por productos incluidos en el Programa de Apoyos Directos al Productor, PROCAMPO, para impulsar la soberanía alimentaría, la agricultura sustentable y brindar certidumbre comercial a los productores, fomentando la producción en condiciones competitivas, la productividad en los cultivos básicos y estratégicos, además en los que se cuente con ventajas comparativas y la diversificación productiva en las regiones con grandes excedentes;

d) De Oportunidades de Desarrollo de Grupos y Zonas Rurales Prioritarias: el objetivo es que mediante un desarrollo integral que, además de elevar su capacidad económica a través del impulso a las actividades productivas y a la formación de negocios rurales, fomente el acceso adecuado y suficiente a la capacitación, información, adopción de tecnologías eficientes y su participación democrática en las decisiones que incidan en la comunidad rural;

e) De conservación y restauración de los recursos naturales que coadyuve a su manejo sustentable: se impulsan los sistemas agropecuarios y pesqueros sustentables, de producción alimentaría inocua y de alta calidad nutricional, promoviendo y apoyando la sustitución de sistemas y prácticas de manejo no sustentables del territorio rural e incentiva aquellas que favorezcan el uso racional de los recursos naturales;

f) El ordenamiento de los mercados y certidumbre en el ingreso de los productores: permitirá asegurar un sistema de ingreso objetivo para los cultivos básicos y estratégicos, con base en la certidumbre, en la administración de la oferta por los productores organizados, en la formación de reservas, en la eliminación de productos de calidad inferior y en el ordenamiento de los mercados, con la participación de los sectores social y privado, y

g) Impulso de sistemas agropecuarios, forestales y pesqueros sustentables, de producción alimentaría inocua y de alta calidad nutricional: promueve y apoya la sustitución de sistemas y prácticas de manejo no sustentables del territorio rural e incentiva aquellas que favorezcan el uso racional de los recursos naturales;

II. Para instrumentar las políticas sectoriales indicadas en la fracción anterior, se definen las siguientes estrategias:

a) Reconversión Productiva: se orienta al aprovechamiento sustentable de los recursos naturales, la diversificación de las pesquerías, favoreciendo la multiplicidad de las actividades agropecuarias, forestales y pesqueras y la reconversión productiva oportuna de las actividades agropecuarias; incluyendo las zonas con sequía recurrente. Este esfuerzo incluirá en todos los casos el concepto de riesgo compartido y su análisis;

b) Integración de Cadenas Agroalimentarias y de Pesca: promueve y fomenta el desarrollo del sector agroalimentario y pesquero en términos económicos y financieros, integrando a los productores a la cadena que culmina con el consumidor, para garantizarles un beneficio justo acorde a su participación;

c) Atención a Grupos y Regiones Prioritarios: consiste en orientar la operación de las acciones de impulso al desarrollo rural, a fin de atender prioritariamente a las regiones y comunidades de alta y muy alta marginación, así como a los grupos prioritarios de mujeres, jóvenes e indígenas;

d) Atención a Factores Críticos: busca la implementación de acciones para la atención de diversas contingencias, tales como: la apertura comercial de diversos productos agropecuarios y pesqueros, previstas en los tratados internacionales en materia comercial; la atención de problemas ambientales y promover la generación de empleos y proyectos para retener a la juventud en la fuerza laboral rural, entre otros;

e) El ordenamiento de los mercados y certidumbre en el ingreso de los productores se orienta a asegurar un sistema de ingreso objetivo para los cultivos básicos y estratégicos, con base en la certidumbre, en la administración de la oferta por los productores organizados, en la formación de reservas, en la eliminación de productos de calidad inferior y en el ordenamiento de los mercados, con la participación de los sectores social y privado, y

f) Impulso de sistemas agropecuarios y pesqueros sustentables, de producción alimentaria inocua y de alta calidad nutricional, promueve y apoya la sustitución de sistemas y prácticas de manejo no sustentables del territorio rural e incentiva a aquellas que favorezcan el uso racional de los recursos naturales

III. Para implementar las estrategias anteriores, se consideran, entre otros, los siguientes instrumentos:

a) El fomento a la inversión rural y pesquera;

b) El desarrollo y fortalecimiento de las capacidades de la población del sector agropecuario y pesquero; que impulsen la capacitación constante e integral y permitan la toma de decisiones sobre el diagnóstico, alternativa de solución, elaboración y ejecución de programas y proyectos, así como la evaluación de los mismos;

c) La promoción y apoyo de la constitución, operación y consolidación de las organizaciones socioeconómicas de los productores y el intercambio de experiencias;

d) El acceso a fuentes de financiamiento a través del establecimiento del Sistema Financiero Rural y aliento de la cultura de pago;

e) La generación de información y tecnologías que incrementen la calidad y productividad;

f) El mejoramiento de la sanidad agroalimentaria y acuícola;

g) El ordenamiento y desarrollo de los mercados para garantizar el ingreso objetivo mínimo con base en costos de producción más una utilidad apropiada. Con apego en lo anterior, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá publicar a más tardar el 31 de enero de 2005 los ingresos objetivos de los cultivos estratégicos correspondientes a los ciclos Otoño-Invierno 2004-2005 y Primavera-Verano 2005 previamente actualizados;

h) El avance del bienestar rural, e

i) La preservación y aprovechamiento sustentable de los recursos naturales.

Para el control y seguimiento de las políticas sectoriales, estrategias e instrumentos señalados en el presente artículo, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá establecer mecanismos de control y seguimiento, cuyo informe de evaluación será enviado trimestralmente al Consejo Mexicano para el Desarrollo Rural Sustentable.

ARTÍCULO 66. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y demás dependencias y entidades cuyo gasto conforma el Programa Especial Concurrente emitirán las modificaciones que correspondan, en su caso, a las reglas de operación de los programas señalados en los Anexos 14 y 17 de este Decreto, conforme al artículo 52 del mismo, escuchando la opinión del Consejo Mexicano para el Desarrollo Rural Sustentable así como observando los acuerdos de la Comisión Intersecretarial de Desarrollo Rural Sustentable. Para los programas federalizados en el convenio que suscriba el Gobierno Federal con las entidades federativas delegará facultades, en su caso, a los Consejos Estatales para el Desarrollo Rural Sustentable que permitan la simplificación y adaptación de sus reglas de operación.

Para los efectos del párrafo anterior se deberán observar los criterios generales siguientes:

I. A los productores de menos ingresos que presenten proyectos viables tendentes a mejorar la calidad y producción;

II. Considerar que los subsidios federales de la Alianza para el Campo no sean mayores a un 50 por ciento del costo total que se determine para cada proyecto o hasta $500,000.00, con excepción de los apoyos dirigidos a productores de menores ingresos, o los porcentajes y cantidad máxima que la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación determine en las reglas de operación de la Alianza para el Campo;

III. Privilegiar a los productores de menores ingresos que demuestren proyectos viables tendentes a mejorar considerablemente la calidad y producción, destinando al menos el 60 por ciento del monto asignado a los apoyos considerados en las acciones de Alianza para el Campo. Estos beneficiarios se harán acreedores a los apoyos de la Alianza para el Campo, con sólo llenar los requisitos de la solicitud y la presentación del Proyecto en caso de que éste sea requerido. Por lo tanto, no se sujetarán a la entrega anticipada de facturas o comprobantes, mismos que deberán presentar inmediatamente después de realizadas las inversiones;

IV. Determinar en el marco del federalismo y del Programa Alianza para el Campo, una distribución de recursos a las entidades federativas con base en una fórmula de distribución, que publicará en el **Diario Oficial de la Federación** a más tardar el 30 de enero de 2005; misma que se sujetará a parámetros de equidad y desarrollo regional que reduzcan las asimetrías entre regiones y entidades federativas atendiendo las prioridades estatales, entre otros. En el caso de los componentes del Programa Nacional de Acuacultura y Pesca, con la CONAPESCA deberá incorporar en la elaboración de los lineamientos generales para ola asignación de recursos, los criterios del impacto social, el potencial pesquero y de acuacultura de la región, la equidad, el índice de marginación del promovente y las políticas pesqueras. Los recursos asignados podrán ser distribuidos por los Consejos Estatales de Desarrollo Rural Sustentable, considerando las prioridades que establezcan la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en las reglas de operación correspondientes.

Los beneficiarios, montos y apoyos recibidos serán dados a conocer en las gacetas oficiales y en un diario de mayor circulación de las respectivas entidades federativas, así como en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental;

V. Los programas deberán contar con el padrón de beneficiarios, mismo que será la base para conformar el Registro de Beneficiarios del Sector Agropecuario y Pesquero, que se deberán publicar en la página de Internet de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Este padrón deberá, en forma gradual, ir incorporando a los beneficiarios de los programas que conforman el Programa Especial Concurrente, indicado en el artículo 69 de este Decreto;

VI. En los Apoyos Directos al Productor (PROCAMPO) y de la Ley de Capitalización del PROCAMPO se ejercerán conforme a un calendario previamente establecido con los gobiernos de las entidades federativas, en el que se considerará el inicio generalizado del periodo de siembra de cada ciclo agrícola, y el apoyo anticipado hasta el 80 por ciento de los productores de cada entidad federativa, en los términos que se señalen en las reglas de operación correspondientes. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación publicará este calendario a más tardar el 30 de enero de 2005 en el **Diario Oficial de la Federación**, previa consulta en el Consejo Mexicano para el Desarrollo Rural Sustentable, y lo dará a conocer en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental. La Secretaría impulsará instrumentos que busquen reducir los costos financieros.

El apoyo por hectárea se ajustará de conformidad a lo establecido en las Reglas de Operación del Sistema de Garantías y Acceso Anticipado a Pagos Futuros del PROCAMPO. Para los productores que opten por capitalizar sus unidades de producción, se ajustarán a lo establecido en la Ley de Capitalización del PROCAMPO y sus reglas de operación.

A más tardar el 3 de septiembre del 2005, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá presentar a las Comisiones Unidas del Sector Rural de la Cámara, así como a la Secretaría y a la Función Pública, un informe de la superficie dada de baja del Padrón por ciclo agrícola y entidad federativa, indicando las causas de la misma, así como informar sobre la incorporación de nueva superficie al Padrón del PROCAMPO, por el equivalente a la superficie dada de baja, sin impactar el presupuesto regularizable del PROCAMPO.

En casos especiales, cuando los productores por bajos niveles en las presas por causas no imputables a ellos se vean materialmente imposibilitados a sembrar y tengan sus derechos de agua vigentes, recibirán el PROCAMPO correspondiente previo dictamen de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y de la dependencia estatal equivalente, conforme a la normatividad del PROCAMPO.

Para los productores que opten por capitalizar sus unidades de producción, se ajustarán a lo establecido en la Ley de Capitalización del PROCAMPO y sus reglas de operación. A más tardar el 30 de octubre del 2005, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá presentar a las Comisiones Unidas del Sector Rural de la Cámara, así como a la Secretaría y a la Función Pública, un informe de la superficie dada de baja del padrón por ciclo agrícola y entidad federativa, indicando las causas de la misma, así como informar sobre la incorporación de nuevas superficie al padrón del PROCAMPO, por el equivalente al presupuesto aprobado al PROCAMPO Alterno y a la superficie dada de baja, sin impactar el presupuesto regularizable del PROCAMPO;

VII. Los apoyos directos al productor por excedentes de comercialización orientados a reconversión productiva; integración de cadenas agroalimentarias; y atención a factores críticos, contemplarán apoyos para los subprogramas de Apoyos Directos: al Ingreso Objetivo, para el Sacrificio de Ganado Bovino y Porcino en Rastros TIF, y para el Acceso a Granos Forrajeros Nacionales; así como para Conversión de Cultivos, Cobertura de Precios Agropecuarios, y para la Pignoración y Desarrollo de Mercados Regionales. Dichos apoyos se otorgarán directamente al productor o a través de las organizaciones de productores cuando así se determine. El avance en la incorporación de las organizaciones económicas de productores rurales y campesinas como ventanillas en la operación de los apoyos que deberán informarse por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación en las evaluaciones trimestrales que se envíen a Comisiones Unidas del Sector Rural de la Cámara. Los apoyos permitirán al productor la obtención de un ingreso objetivo mínimo que le dé certidumbre a su actividad productiva.

Los recursos del Programa de Apoyos Directos al Productor por Excedentes de Comercialización para Reconversión Productiva, Integración de Cadenas Agroalimentarias y Atención a Factores Críticos, se otorgarán con criterios de equidad, canalizando los apoyos de manera diferenciada, para que los productores de las diferentes regiones del país reciban ingresos semejantes por productos equivalentes, de acuerdo al precio internacional vigente.

A efecto de asegurar lo anterior, se aplicarán al menos el 25 por ciento de los recursos asignados al programa de Apoyos Directos al Productor por Excedentes de Comercialización, para Reconversión Productiva, Integración de Cadenas Agroalimentarias y Atención de Factores Críticos, en las entidades federativas de las regiones del Altiplano Central (Puebla, Tlaxcala, Estado de México, Hidalgo, Querétaro, Durango, Zacatecas, San Luis Potosí, D. F. y Morelos) y Sur-Sureste (Veracruz, Guerrero, Oaxaca, Chiapas, Tabasco, Campeche, Yucatán y Quintana Roo).

A. El Programa de Apoyos Directos al Productor por Excedentes de Comercialización para: ingreso objetivo, reconversión productiva, integración de cadenas agroalimentarias y atención a factores críticos tendrá los siguientes subprogramas:

a) Apoyos Directos al Ingreso Objetivo;

b) Cobertura de precios;

c) Conversión productiva;

d) Pignoración:

i) Apoyo a flete terrestre y/o cabotaje, y

ii) Reconversión productiva.

e) Organización Comercial:

i) Fomento y consolidación de organizaciones para el acopio y comercialización, y

ii) Garantías líquidas para el financiamiento de inventarios.

f) Desarrollo competitivo de las cadenas agroalimentarias;

g) Apoyos complementarios:

i) Agricultura y ganadería por contrato

ii) Acceso a granos forrajeros

iii) Apoyo a bases y coberturas

iv) Apoyo Sacrificio Ganado Bovino y Porcino en TIF

v) Apoyo a construcción y modernización de la infraestructura comercial

Los cultivos que tendrán apoyo al ingreso objetivo son los correspondientes a los del Procampo. La definición del ingreso mínimo será establecido cuando concluya la etapa de preparación de la tierra, dos meses antes de la siembra correspondiente, por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, escuchando la opinión del Consejo Mexicano para el Desarrollo Rural Sustentable.

Los lineamientos específicos para la operación de los subprogramas del Programa de Apoyos Directos al Productor por Excedentes de Comercialización deberán ser publicados para el Ciclo Otoño-Invierno 2004-2005, a más tardar el 30 de marzo de 2005 y para el Ciclo Primavera-Verano 2005, el 30 de julio de 2005.

La fecha límite del pago deberá ser a más tardar el 15 de septiembre para el Ciclo Primavera-Verano y el 15 de enero de 2006 para el ciclo Otoño-Invierno.

En los casos en que existan mercados de futuros se utilizará el pago parcial o total de las primas por coberturas a productores y consumidores como un incentivo.

En caso de que al momento de la comercialización se hayan dado fluctuaciones negativas que impidan alcanzar el ingreso objetivo, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación otorgará un apoyo de deficiencia de las bases, conforme sus disponibilidades presupuestarios, a través de los compradores.

Los apoyos que se otorguen a través de los compradores deberán, en sus reglas de operación, observar lo siguiente: *entrega oportuna de los recursos; no discriminatorios, ampliamente publicitados; mecanismos de* transparencia; y, ser de carácter general, dando prioridad a las organizaciones de productores y a la integración de cadenas productivas nacionales. Además de buscar otorgar los apoyos optimizando la aplicación de los recursos fiscales, por lo que se dará preferencia a los sectores consumidores que requieran el menor apoyo para alcanzar el precio objetivo para el productor.

Los criterios de prioridad para el otorgamiento de los apoyos se realizará conforme a lo siguiente: productores, organizaciones de productores, sector pecuario regional, industria nacional y sector pecuario interregional, comercializadores, exportadores y otros participantes.

Con el fin de fomentar la integración de cadenas productivas nacionales en el otorgamiento de apoyos a través de compradores, se dará preferencia a los consumidores finales y, en ningún caso, se otorgarán apoyos a comercializadores o intermediarios sin hacerlos extensivos al sector pecuario y a la industria transformadora del grano.

Cuando se den apoyos a la exportación, éstos serán extensivos mediante fórmulas de equivalencia a productos transformados que contengan un valor agregado.

Con el fin de proteger la integración de las cadenas nacionales, se buscará que los granos y las oleaginosas lleguen en condiciones de competitividad a los diferentes eslabones y sólo en casos especiales calidad, sanidad e inocuidad, se inducirá el pago de un precio mayor al de su indiferencia.

En los programas en los que se otorguen apoyos a través de los compradores, en ningún caso se incluirán operaciones realizadas antes de la publicación de los lineamientos correspondientes en el **Diario Oficial de la Federación**.

En el caso de los apoyos para el flete, se apoyará indistintamente el marítimo y el terrestre, dando prioridad a la integración de cadenas productivas nacionales y a los destinos más cercanos donde se requiera un menor uso de recursos fiscales.

Los apoyos se orientarán a proteger los ingresos de los productores ante la caída de los precios de mercado y se otorgarán permitiendo que se beneficien de los movimientos al alza, asimismo se darán con un criterio de equidad, entendiendo por ello, que los productores de las diferentes regiones del país recibirán ingresos semejantes por productos equivalentes.

El tope de apoyos por productor será el equivalente a la producción resultante de 100 hectáreas de riego o su equivalente de temporal y 2,500 cabezas de ganado vacuno o porcino. Tratándose de personas morales para recibir el apoyo, deberán estar constituidas y vigentes, con lo cual recibirán una cantidad igual a la entrega al productor individual multiplicada por el número de socios, privilegiando en todo momento a las organizaciones sociales.

B. En los apoyos que otorgue la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, se observará lo siguiente:

a) Se promoverá la integración de cadenas productivas y la eliminación del intermediarismo;

b) Se otorgará un apoyo por cabeza de ganado bovino y porcino sacrificado en Rastros TIF para promover, y posteriormente obligar a la matanza en condiciones óptimas de sanidad, siempre y cuando se proteja al hato nacional y se evite despoblamiento. Los incentivos para lograr este propósito serán definidos en las reglas de operación por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación;

c) Se apoyará que la ganadería nacional tenga acceso a la compra en condiciones competitivas de granos forrajeros y de cosechas excedentarias una vez que se haya cubierto la demanda del consumo humano;

d) Se promoverá oportunamente la reconversión de cultivos a fin de reducir los volúmenes excedentarios con problemas de comercialización y adecuar la producción a la aptitud de la tierra y a la demanda regional;

e) Se promoverá la utilización de coberturas de precios por parte de los productores nacionales y se utilizará este instrumento para incentivar la agricultura por contrato; Se utilizará el apoyo a la pignoración de granos como un mecanismo para empatar la demanda y la oferta, hacer más competitivo el grano nacional, promover la absorción de volúmenes excedentarios y eliminar el intermediarismo, y

f) La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, otorgará apoyos adicionales al productor que realice agricultura por contrato, previa suficiencia presupuestaria, a fin de que el productor reciba un mayor nivel de ingresos. Estos montos adicionales otorgados a la agricultura y ganadería por contrato se tomarán de las asignaciones específicas para ambos programas aprobados en el presente Decreto.

A fin de mejorar el control sobre los apoyos que se otorguen a las cosechas excedentarias de granos y oleaginosas, se promoverá la creación a través de los almacenes generales de depósito de un sistema nacional de seguimiento y control de inventarios.

Para el caso del Programa Apoyo a Bases y Coberturas, los recursos deberán estar disponibles a más tardar el 31 de enero de 2005, y se podrá operar al menos el 50% del total del monto aprobado del apoyo al subsidio de la prima directamente por las organizaciones de productores a través de sus fondos estatales, regionales y locales creados ex profeso o dedicadas a la administración de riesgos.

Cuando susbsistan excedentes por comercializar la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación podrá instrumentar acciones que canalicen apoyos adicionales a través de los consumidores o de las organizaciones de productores para pignoración, agricultura por contrato, flete terrestre o marítimo y una vez satisfecha la demanda nacional para exportación.

VIII. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y demás dependencias y entidades cuyo gasto conforma el Programa Especial Concurrente, deberán observar que los importes que se establecen para cada uno de los programas a que se refiere el Anexo 17 de este Decreto, efectivamente se canalicen para los propósitos de cada uno de ellos, por lo que, a fin de transparentar la aplicación de los recursos y mejorar el control presupuestario, entregará 15 días hábiles después del término de cada trimestre a la Comisión de Presupuesto y Cuenta Pública de la Cámara, un informe evaluatorio del ejercicio presupuestario de sus programas, desglosando los beneficiarios, el presupuesto ejercido y comprometido por programa y, en su caso, por entidad federativa, ciclo agrícola, volumen apoyado y número de productores beneficiado, así como el cumplimiento del resto de los indicadores comprometidos en la evaluación convenida.

La totalidad de recursos que se asigna a este Programa está consignada en el Anexo 17 de este Decreto. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, establecerá una distribución por entidad federativa por subprogramas y cultivo escuchando la opinión del Consejo Mexicano para el Desarrollo Rural Sustentable y de la Comisión de Agricultura y Ganadería de la Cámara, podrá realizar adecuaciones entre estos subprogramas;

IX. El calendario del ejercicio presupuestario de los programas enlistados en el Anexo 14 de este Decreto a cargo de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá corresponder con el desarrollo de los ciclos productivos y climáticos. Para ello, se deberán alinear los recursos con el ejercicio fiscal, previendo tener suficiencia presupuestaria para los ciclos agrícolas: otoño invierno correspondiente al inicio del ejercicio fiscal; primavera verano; y, otoño invierno correspondiente a los meses finales del ejercicio fiscal;

X. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación preverá que a través de sus programas enlistados en el Anexo 17 de este Decreto, se fomente y consolide el desarrollo de fondos para el desarrollo productivo de regiones marginadas. Para efecto de lo anterior en el seno de la Comisión Intersecretarial para el Desarrollo Rural Sustentable, se solicitará autorización para la reasignación de recursos para este fin dando cuenta de ello a la Comisión de Presupuesto y Cuenta Pública y a las Comisiones Unidas del Sector Rural.

XI. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, a través del programa "Fondo de Apoyo a la Competitividad de las Ramas Productivas" promoverá el fortalecimiento, e incluirá la participación del productor primario en todas las actividades de la cadena productiva. Para tal efecto, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación elaborará y pondrá en marcha los Programas Integrales de Competitividad para los productos considerados como básicos y estratégicos por la Ley de Desarrollo Rural Sustentable a más tardar el 15 de febrero. Lo anterior con la participación de los Sistema-Producto y previa consulta en el seno del Consejo Mexicano para el Desarrollo Rural Sustentable;

XII. Se apoyará la creación y funcionamiento de consejos que regulen la operación de las cadenas productivas.

A. Los apoyos del programa estarán enfocados a las ramas de producción agropecuaria con problemas de competitividad. Por su importancia los programas y fondos de apoyo a la competitividad de los ramos productivos, serán intransferibles y ejercidos para el objeto previsto en el presente Decreto, principalmente:

a) Agrícolas que incluyen: maíz, arroz, fríjol, oleaginosas, cebada, entre otras;

b) Pecuarias que incluyen: bovinos, porcinos, ovicaprinos y productores de leche de traspatio pequeños y medianos;

c) Pesqueras;

d) Productos agroindustriales que incluyen: copra y hule natural, henequén, maguey y nopal;

e) Las dedicadas a plantaciones tropicales y subtropicales, y

f) Otras que incluyen: café y caña de azúcar.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, preverá que en la entrega de los apoyos se promuevan mayores rendimientos, mayor rentabilidad, mejores niveles de competitividad, menores costos de producción, mejor precio e incrementen el valor agregado, que conduzcan a la viabilidad financiera del sistema-producto, la apropiación por el productor de un porcentaje mayor del precio pagado por el consumidor y el desarrollo de los mercados regionales en forma integral.

En la asignación de los recursos se considerarán los elementos siguientes: el grado de integración entre los diferentes niveles de la cadena; el impacto socioeconómico, particularmente en la generación de empleo; la gravedad de la asimetría con el exterior y el carácter estratégico de la actividad productiva.

B. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá considerar para la entrega de los apoyos los siguientes instrumentos, para lo cual deberá, en su caso modificar y adecuar las reglas de operación del programa:

a) Uso de tecnología de punta;

b) Asesoría técnica general y especializada;

c) Organización económica;

d) Acopio y comercialización;

e) Participación directa en los mercados;

f) Esquemas de mejora continua y calidad;

g) Sistemas financieros;

h) Organización de los sistemas-producto;

i) Compras masivas de insumos, y

j) Acondicionamiento y transformación de materias primas.

Los resultados obtenidos por los productores beneficiarios del programa serán evaluados en términos de la integración de la cadena y sus condiciones de productividad, entre otros.

Los apoyos encauzados mediante este programa serán complementarios a los de otros programas orientados a apoyar la comercialización, como son ingreso objetivo, reconversión, cabotaje, exportación, cobertura y pignoración, y

XIII. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, preverá la incorporación de la actividad de pesca y acuacultura en todos los programas bajo su responsabilidad enlistados en el Anexo 14, a fin de que los productores dedicados a esta actividad puedan acceder a los apoyos previstos en dichos programas, informando de ello a las Comisiones Unidas del Sector Rural de la Cámara.

La selección de los beneficiarios de los programas de acuacultura y pesca se apegará a lo establecido en el artículo 67 fracción I de este Decreto.

XIV. Para efectos de asignación de recursos de los programas de acuacultura y pesca, la SAGARPA por conducto de CONAPESCA, deberá establecer una fórmula de asignación a las entidades federativas, la cual estará sujeta a parámetros de equidad y desarrollo regional. La fórmula deberá publicarse a más tardar el 30 de enero de 2005.

Para efectos de asignación de recursos de los Programas de Acuacultura y Pesca, la SAGARPA deberá establecer una fórmula de asignación a las entidades federativas, la cual estará sujeta a parámetros de equidad y desarrollo regional. La fórmula deberá publicarse a más tardar el 30 de enero de 2005.

Se integrarán los comités técnicos de acuacultura y pesca estatales con la participación de las instancias del subsector tanto del gobierno federal como estatal. Dichos comités autorizarán los proyectos de inversión cuidando que respondan a las necesidades de cada entidad, y serán presididos por el representante del gobierno del Estado en el subsector.

ARTÍCULO 67. La ejecución de los proyectos y acciones del Programa de Empleo Temporal (PET), deberán operarse en las épocas de baja demanda de mano de obra no calificada en las zonas rurales marginadas, por lo que las dependencias, entidades y ejecutores del programa, en su caso, se apegarán a la estacionalidad de la operación por entidad federativa que se establezca en las reglas de operación del programa con el fin de no distorsionar los mercados laborales locales.

Para los efectos del párrafo anterior se constituirán comités estatales con representación paritaria de los gobiernos federal y estatal, a fin de que con base en las reglas de operación se tomen en cuenta las características de cada región. De las decisiones que se tomen en el seno de dichos comités se mantendrá informado al Comité de Planeación y Desarrollo Estatal.

Para el subsector pesca el Programa de Empleo Temporal considerará las opiniones técnicas emitidas por el Instituto Nacional de la Pesca respecto a las zonas y temporadas de veda.

El Programa se sujetará a las reglas de operación aprobadas por el Comité Técnico del mismo.

ARTÍCULO 68. Las reglas de operación de los Programas de Infraestructura Hidroagrícola y de Agua Potable, Alcantarillado y Saneamiento a cargo de la Comisión Nacional del Agua, además de prever lo establecido en el artículo 52 de este Decreto, deberán publicar su ejecución regional y criterio de asignación y deberán también, contener disposiciones que sujeten el otorgamiento de los subsidios destinados a los municipios y organismos operadores de agua potable y alcantarillado, a que éstos únicamente puedan otorgarse a aquellos municipios y organismos operadores de agua potable y alcantarillado que cumplan con lo siguiente:

I. Hayan formalizado su adhesión a un acuerdo de coordinación celebrado entre los gobiernos federal y estatal, en el que se establezca un compromiso jurídico sancionado por sus ayuntamientos o, en su caso, por las legislaturas locales, para implantar un programa de corto y mediano plazo, definido en coordinación con la Comisión Nacional del Agua, que incluya metas cuantitativas intermedias y contemple un incremento gradual de la eficiencia física, comercial y financiera, especialmente procurando establecer tarifas que reflejen el verdadero costo de ofrecer los servicios, con el objeto de alcanzar la autosuficiencia de recursos en dichos organismos, así como asegurar la calidad y permanencia de la prestación de los servicios de agua potable, alcantarillado y saneamiento a la población.

Los municipios que participaron durante los años 2000 a 2004 en el programa a que se refiere el párrafo anterior, deberán demostrar ante la Comisión Nacional del Agua los avances que obtuvieron en el mejoramiento de su eficiencia física, comercial y financiera, a fin de que puedan acceder a los apoyos del presente ejercicio, y

II. Estén al corriente en el pago de sus derechos.

Para tener acceso al Programa para la Modernización de Organismos Operadores de Agua, PROMAGUA, en una primera etapa, los gobiernos de los estados, municipios y organismos operadores deberán suscribir un convenio de participación y anexos de adhesión a dicho programa con la Comisión Nacional del Agua y el Banco Nacional de Obras y Servicios Públicos, S.N.C.; en la segunda etapa deberán realizar el estudio de diagnóstico y planeación integral; y en la tercera etapa preparar, seleccionar y contratar la modalidad de participación de la iniciativa privada. Los apoyos financieros se otorgarán de manera diferenciada en la Fase I Incremento de Eficiencias, y en la Fase II Incremento de Coberturas, y de conformidad con el tipo de contratación seleccionada ya sea prestación de servicios parciales, prestación de servicios integral, título de concesión o de empresa mixta. Los organismos interesados en participar deberán estar al corriente en el pago de derechos para acceder a los recursos de la Fase I; deberán contar con la certificación de viabilidad técnica de cada proyecto por parte de la Comisión Nacional del Agua, quien revisará las acciones y metas de eficiencia, antes de iniciar las Fases I y II; las tarifas deberán cubrir como mínimo los costos de producción del servicio; y por último, tanto el Banco Nacional de Obras y Servicios Públicos, S.N.C., como la Comisión Nacional del Agua darán seguimiento al programa.

Los apoyos otorgados por la Comisión Nacional del Agua deberán promover la instalación de medidores en las entradas y salidas de agua en bloque, a fin de eficientar el cobro de agua; dicha Comisión informará al respecto a la Cámara, de manera trimestral.

Los proyectos y obras de infraestructura hidroagrícola y de agua potable, alcantarillado y saneamiento que realizará la Secretaría de Medio Ambiente y Recursos Naturales por conducto de la Comisión Nacional del Agua forman parte de los anexos del presente Decreto.

Para los programas de infraestructura hidroagrícola, tendrán prioridad las obras de pequeña y mediana irrigación que mejoren la eficiencia en el uso del agua en regiones pobres, destinando un monto no menor al 10 por ciento del presupuesto total asignado a estas necesidades.

ARTÍCULO 69. El programa Fondo de Tierras a cargo de la Secretaría de la Reforma Agraria, continuará otorgando apoyos accesibles a los campesinos, para que éstos utilicen productivamente la tierra y puedan acceder a financiamiento. Se trata de renovar al titular de la parcela, por lo que se otorgará preferencia a jóvenes emprendedores del núcleo agrario, respetando la tradición del "derecho de tanto", que prevalece en los mismos. En su caso, la Secretaría aprobará las posibles modificaciones a las reglas de operación que le remita la Secretaría de la Reforma Agraria, para que puedan ejercerse los recursos, las citadas modificaciones serán publicadas a más tardar el 30 de diciembre de 2004.

El avance de la aplicación de los recursos, beneficiarios por núcleo agrario y entidad federativa, deberá ser informado a la Comisión de Presupuesto de la Cámara, a más tardar el 3 de septiembre de 2005, por la Secretaría de la Reforma Agraria, remitiendo la misma información a las Comisiones Unidas del Sector Rural.

A fin de otorgar certidumbre jurídica, la Secretaría de la Reforma Agraria, deberá prever que el beneficiario del programa disponga de la titularidad de la parcela adquirida a través del Programa, mediante la certificación de la misma.

ARTÍCULO 70. La Secretaría de Medio Ambiente y Recursos Naturales promoverá el fortalecimiento de la integraoión de la cadena productiva forestal, en la que se incluya productos maderables en general, e impulse la competitividad de todos los eslabones de la cadena productiva, para que alcancen niveles de competitividad que permitan a la rama de producción participar con suficiencia en los mercados nacionales e internacionales, e incluirá la participación del productor primario en todas las actividades de la cadena productiva.

La Secretaría del Medio Ambiente y Recursos Naturales deberá remitir a la Secretaría su proyecto de Reglas de Operación del Programa a más tardar el 15 de febrero, no pudiendo ejercer los recursos asignados hasta en tanto no disponga de la autorización de la Secretaría y de la Comisión Federal de Mejora Regulatoria, y no se hayan publicado las mismas en el **Diario Oficial de la Federación.**

Una vez publicadas las Reglas de Operación, la Secretaría del Medio Ambiente y Recursos Naturales remitirá a las Comisiones Unidas del Sector Rural y a la Comisión de Presupuesto y Cuenta Pública de la Cámara, a más tardar el 31 de octubre, el avance de la aplicación de los recursos y beneficiarios por núcleo agrario y entidad federativa.

ARTÍCULO 71. De conformidad con lo establecido en la Ley de Desarrollo Rural Sustentable, en el Anexo 17 se enlistan los programas que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable, a cargo de las Secretarías de: Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación; Reforma Agraria; Desarrollo Social; Medio Ambiente y Recursos Naturales; Educación Pública; Economía; Salud; Comunicaciones y Transportes; Hacienda y Crédito Público; entre otras.

Las acciones previstas de cada uno de los programas que dan lugar al Programa Especial Concurrente para el Desarrollo Rural Sustentable serán para dar certidumbre a los apoyos gubernamentales al sector agroalimentario y pesquero, a fin de disminuir la dependencia alimentaría, de fortalecer el ingreso de los productores, la generación de empleos, el ordenamiento de los mercados agroalimentarios, la competitividad y las capacidades de los productores del campo, así como contribuir al bienestar familiar y a la preservación, restauración y aprovechamiento sustentable de los recursos naturales.

En el Anexo 17 del Programa Especial Concurrente para el Desarrollo Rural Sustentable, en el Ramo 20 Desarrollo Social, en donde para programas alimentarios, abasto social de leche (adquisición de leche ganaderos) en donde asignan $411.8 millones de pesos para la adquisición de leche, se asignarán $111.8 millones de pesos para la construcción de centros de acopio y $300 millones de pesos para la adquisición de leche nacional.

La orientación de las políticas sectoriales, la estrategia e instrumentación del Programa Especial Concurrente para el Desarrollo Rural Sustentable serán coordinadas por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en su carácter de presidente de la Comisión Intersecretarial para el Desarrollo Rural Sustentable y de conformidad con la Ley de Desarrollo Rural Sustentable.

Para los programas que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable señalados en el Anexo 17, y que requieren reglas de operación, éstas estarán sujetas, además de lo señalado en el articulo 52 de este decreto, a las disposiciones siguientes:

a) Las reglas de operación existentes serán modificadas sólo en lo estrictamente necesario para cumplir con lo señalado en el artículo 52 de este Decreto. En ningún caso podrá verse modificada la aportación federal, por lo que será con cargo a las aportaciones estatales o de los particulares sufragar, en su caso, el ajuste a las aportaciones.

b) En todos los casos se dará un tiempo razonable para la inscripción de los beneficiarios cuando ésta se requiera, plazo que en ningún caso será menor a quince días hábiles.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en su carácter de presidente de la Comisión Intersecretarial para el Desarrollo Rural Sustentable, remitirá, a más tardar el día 31 de marzo del 2005, a las Comisiones Unidas del Sector Rural de la Cámara, los objetivos y metas de cada uno de los programas que integran el Programa Especial Concurrente para el Desarrollo Rural Sustentable. Dichos objetivos y metas deberán incluir una propuesta sobre el crecimiento del sector rural en su conjunto; el crecimiento de los cultivos básicos y estratégicos; impacto en las importaciones de productos agropecuarios, precisando la reducción en el déficit de la balanza agropecuaria en términos de productos y volúmenes; impacto y crecimiento en el ingreso de los productores, la generación de empleos y el índice de bienestar para la población rural, entre otros. De manera particular, se deberá informar el monto de los recursos que se ejercerán de manera centralizada y federalizada con apego a lo dispuesto por el presente Decreto.

Para los efectos del párrafo anterior las dependencias y entidades que integran la Comisión Intersecretarial para el Desarrollo Rural Sustentable remitirán a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación a más tardar el 15 de marzo de 2005 la información correspondiente.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en el seno de la Comisión Intersecretarial para el Desarrollo Rural Sustentable, realizará las acciones necesarias para que se integren al Padrón de Beneficiarios indicado en el artículo 66 de este Decreto, los sujetos de apoyo de los programas y componentes del Programa Especial Concurrente para el Desarrollo Rural Sustentable; e informará a más tardar el 31 de octubre a las Comisiones Unidas del Sector Rural de la Cámara del avance de su conformación.

Las Secretarías que integran la Comisión Intersecretarial para el Desarrollo Rural Sustentable, deberán observar que los importes que se establecen para cada uno de los Programas y componentes enlistados en el Anexo 17 de este Decreto, se canalicen para los propósitos de cada uno de ellos, y respeten los montos asignados por la Cámara; por lo que, a fin de transparentar la aplicación de los recursos y mejorar el control presupuestario, las Secretarías que integran la Comisión Intersecretarial para el Desarrollo Rural Sustentable entregarán a la Comisión de Presupuesto y Cuenta Pública y a las Comisiones Unidas del Sector Rural de la Cámara, en los términos del artículo 74 de este Decreto, un informe trimestral evaluatorio del ejercicio presupuestario de sus programas que integran el Programa Especial Concurrente para el Desarrollo Rural Sustentable, desglosando el presupuesto ejercido y comprometido por programa y, en su caso, por entidad federativa, cultivo, ciclo agrícola, volumen apoyado, número y padrón de productores beneficiados.

Para efectos de este artículo, se entenderá por productores de menores ingresos a aquellos establecidos en el artículo 66 de este Decreto.

Los beneficiarios, montos y apoyos recibidos, serán dados a conocer en las gacetas oficiales y en dos diarios de mayor circulación de las respectivas entidades federativas, así como en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, de tal manera de asegurar que sean del conocimiento de la población rural.

Las dependencias y entidades integrantes de la Comisión Intersecretarial para el Desarrollo Rural Sustentable, responsables de los programas enlistados en el Anexo 17 de este Decreto, reportarán mensualmente la información del presupuesto aprobado, modificado, comprometido y efectivamente entregado a los beneficiarios de los programas, conforme al formato único a que se refiere el Anexo 17. A. de este Decreto, dicha información también tendrá su expresión en términos de su evaluación en forma trimestral.

Las Secretarías que integran la Comisión Intersecretarial para el Desarrollo Rural Sustentable se reunirán, en un plazo no mayor de seis meses, con las Comisiones Unidas del Sector Rural de la Cámara, para definir el contenido y presentación de la información a incluir en el Proyecto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006; las propuestas de adecuaciones estructurales de la Administración Pública Federal y las modificaciones legales a las que hubiera lugar, para el cumplimiento de los objetivos de cada uno de los programas y componentes del Programa Especial Concurrente para el Desarrollo Rural Sustentable y dar certidumbre en el mediano plazo a las familias rurales.

Los recursos destinados para los programas sobre recursos hidráulicos deberán dar prioridad a las cuencas hidrológicas con mayor problemática ambiental y con diferendos hídricos internos y externos, informando de ello a la Comisión de Presupuesto y Cuenta Pública y a las Comisiones Unidas del Sector Rural de la Cámara.

Los recursos destinados al Sistema Nacional de Extensión Agropecuaria y Rural estarán orientados a establecer un sistema integral de extensionismo para productores rurales y campesinos, y asistencia técnica a los sistemas producto, en comunidades rurales que apoye la organización de los productores rurales, consolide las organizaciones económicas vigentes, así como su vinculación con las instituciones de educación agrícola superior. El programa estará a cargo de un Consejo Nacional de Asistencia Técnica Integral, el cual emitirá los lineamientos de operación correspondientes, de conformidad y en congruencia con la Ley de Desarrollo Rural Sustentable.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación acordará con el FIRCO que éste operará con los recursos que le transfiera aquélla los programas en beneficio de productores de hasta 3 hectáreas.

Los recursos asignados a la Secretaría de Salud para la atención de la seguridad social de los productores de caña de azúcar, se considerarán como aportación del Gobierno Federal, en su carácter de tercero aportante solidario, de las cuotas del Instituto Mexicano del Seguro Social (IMSS) de productores de caña de azúcar con superficie cultivable de hasta 3.5 hectáreas a través de la firma de convenios del IMSS con las organizaciones de productores. Estos recursos no se utilizarán para pagos de pasivos, incluyendo los que las organizaciones de productores tengan con el IMSS.

La SAGARPA pondrá en marcha la promotora de protección, desarrollo, acopio y abasto de semillas mejoradas mexicanas con la participación de las instituciones públicas de investigación, universidades, gobiernos de las entidades federativas, organizaciones de productores y campesinos y de indígenas.

Se deberá garantizar la federalización, respetando las reglas de operación, en su totalidad de los siguientes programas: de la Alianza para el Campo los subprogramas: Desarrollo Rural, Fomento Agrícola, Fomento Ganadero e Integración de Cadenas Agroalimentarias; el Programa de Empleo Temporal; el Programa Integral de Agricultura Sostenible y Reconversión Productiva en Zonas con Siniestralidad Recurrente (PIASRE) y los programas de Mujeres en el Medio Rural. Para lo cual, deberán establecerse los criterios de distribución de recursos a las entidades federativas para cada uno de estos programas, que se publicarán en el **Diario Oficial de la Federación** a más tardar el 27 de febrero de 2005. Para la definición de estos criterios deberán de participar los Consejos Estatales de Desarrollo Rural Sustentable. Asimismo, cuando se habla de los programas de empleo temporal y los que apoyan a las mujeres incluyen a los operados por todas las Secretarías que participan en el Programa Especial Concurrente listados en el Anexo 17.

Para el cumplimiento de las disposiciones sobre federalización señaladas en el párrafo anterior, deberán suscribirse convenios entre las dependencias y las entidades federativas en el que se identifique el programa, el monto del recurso a transferir y su calendarización. Las dependencias deberán informar a la Cámara de acuerdo con las disposiciones de este Decreto.

La Comisión Intersecretarial para el Desarrollo Rural Sustentable, en coordinación con los titulares de los gobiernos de las entidades federativas, promoverá la elaboración e integración de los Programas Especiales Concurrentes para el Desarrollo Rural Sustentable en cada entidad federativa en consulta y aprobación de los respectivos Consejos Estatales de Desarrollo Rural Sustentable a más tardar el 31 de marzo del 2005.

TÍTULO CUARTO

DE LA INFORMACIÓN, TRANSPARENCIA Y EVALUACIÓN

CAPÍTULO I

De la Información y Transparencia

ARTÍCULO 72. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, deberán cumplir las obligaciones de transparencia en materia presupuestaria establecidas en los artículos 7 y 12 de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

La información a que se refiere la fracción IX del artículo 7 de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, deberá ponerse a disposición del público en la misma fecha en que se entreguen los informes trimestrales.

ARTÍCULO 73. El Ejecutivo Federal estará obligado a publicar en la página electrónica de la Secretaría y proporcionará la información siguiente a la Cámara:

I. Informes trimestrales sobre la ejecución del Presupuesto, así como sobre la situación económica y las finanzas públicas del ejercicio en el que se detalle la comparación entre lo aprobado y lo ejercido, los cuales deberán incluir la información a que se refiere el artículo 74 de este Decreto. Dichos informes deberán presentarse a la Comisión de Presupuesto y Cuenta Pública a más tardar 30 días naturales después de terminado el trimestre de que se trate;

II. Los datos estadísticos y la información que la Secretaría tenga disponibles a fin de contribuir a una mejor comprensión de la ejecución del gasto, del cumplimiento de las metas y programas autorizados, así como la demás información que sea solicitada por los diputados, por conducto de la Comisión de Presupuesto y Cuenta Pública. La Secretaría procurará proporcionar dicha información en un plazo de 30 días hábiles, contados a partir de que reciba la solicitud de la Comisión;

III. La información consolidada en un reporte histórico detallado de las reasignaciones a los Estados y Municipios por dependencia y entidad a partir del año 2000 a la fecha, esta información se entregará a más tardar el 3 de junio de 2005, y

IV. Informar el avance del proyecto de descentralización a que se refiere el artículo 58 de este Decreto.

La información que la Secretaría proporcione en los términos de este artículo deberá ser completa, oportuna y veraz, en el ámbito de su competencia.

La Comisión de Presupuesto y Cuenta Pública enviará, en su caso, a las comisiones correspondientes de la Cámara, copia de la información remitida por el Ejecutivo Federal.

Las entidades no comprendidas en el Anexo 1.D. de este Decreto, deberán informar a la Secretaría para efectos de la integración de la Cuenta Pública, sobre el ejercicio de los recursos aprobados en sus respectivos presupuestos, así como el cumplimiento de los objetivos y las metas con base en los indicadores aprobados en sus presupuestos, incluyendo los recursos propios y aquéllos correspondientes a transferencias.

ARTÍCULO 74. En los informes trimestrales, las dependencias y entidades deberán proporcionar la información indicando los avances de los programas sectoriales y especiales más relevantes dentro del Presupuesto, así como las principales variaciones en los objetivos y en las metas de los mismos, y la información que permita dar un seguimiento al Presupuesto en el contexto de la estructura programática. Dichos informes contendrán la información siguiente y será responsabilidad, conforme su marco institucional, de cada dependencia y entidad:

I. Los ingresos excedentes a los que hace referencia el artículo 21 de este Decreto y su aplicación. Los ingresos recaudados u obtenidos en términos de la Ley de Ingresos de la Federación para el ejercicio fiscal de 2005;

II. Los ajustes que se realicen por dependencia y entidad en los términos del artículo 23 de este Decreto;

III. Las erogaciones correspondientes al costo financiero de la deuda pública del Gobierno Federal y de las entidades incluidas en el Anexo 1.D. de este Decreto, así como sobre las erogaciones derivadas de operaciones y programas de saneamiento financiero, y de programas de apoyo a ahorradores y deudores de la banca, en los términos del artículo 7 de este Decreto.

El informe de deuda pública deberá incluir un apartado que refiera las operaciones activas y pasivas del Instituto para la Protección al Ahorro Bancario, así como de su posición financiera, incluyendo aquéllas relativas a la enajenación de bienes, colocación de valores y apoyos otorgados;

IV. Las erogaciones relacionadas con actividades de comunicación social de las dependencias y entidades, las cuales serán presentadas en un apartado especial, en los términos del artículo 29 de este Decreto;

V. El informe detallado de la composición de plazas, en los términos del artículo 32 de este Decreto;

VI. Las reducciones, diferimientos o cancelaciones de programas que se realicen en los términos del artículo 31 de este Decreto, cuando las variaciones superen los 15 mil millones de pesos de los respectivos presupuestos, anexando la estructura programática modificada;

VII. Los convenios y bases de desempeño que en el periodo hayan sido firmados con las entidades, dependencias y órganos administrativos desconcentrados. Asimismo, con base en las respectivas evaluaciones, se informará sobre la ejecución de los convenios y bases, así como las medidas adoptadas para su debido cumplimiento. Lo anterior, en los términos del artículo 27 de este Decreto;

VIII. La constitución de fideicomisos que sean considerados entidades, las modificaciones a los contratos o al patrimonio y cualquier otra variación, incluyendo los montos con que se constituyan o modifiquen, en los términos del artículo 18 de este Decreto;

IX. Los ingresos de recursos públicos otorgados en el periodo, incluyendo rendimientos financieros; egresos realizados en el periodo; destino y saldo de aquellos fondos y fideicomisos no considerados entidad, así como de la subcuenta de aquéllos a que se refiere el artículo 18 de este Decreto;

X. Las adecuaciones a los montos presupuestarios que representen una variación mayor al 10 por ciento en alguno de los ramos o de los presupuestos de las entidades que comprende este Presupuesto, o representen un monto mayor al 1 por ciento del gasto programable, en los términos del artículo 12 de este Decreto;

XI. Los avances físicos y financieros, así como la evolución de compromisos y los flujos de ingresos y gastos de los programas y proyectos de inversión y de los proyectos de infraestructura productiva de largo plazo, a que se refiere el Capítulo VI, del Título Segundo de este Decreto;

XII. Las adecuaciones a la estacionalidad trimestral del gasto público en los términos del artículo 15 de este Decreto;

XIII. El saldo total y las operaciones realizadas durante el periodo con cargo al Fondo de Desincorporación de Entidades a que se refiere el artículo 8, fracción II, de este Decreto;

XIV. Un reporte sobre las sesiones de la Comisión Intersecretarial de Gasto Financiamiento, incluyendo los acuerdos y la asistencia a las mismas de los titulares de las dependencias y, en su caso, de los subsecretarios que la integran, en los términos de los artículos segundo, tercero, cuarto y octavo del Acuerdo por el que se crea con carácter permanente dicha Comisión. Asimismo, un reporte sobre el grado de avance en el cumplimiento de los acuerdos de la Comisión por parte de las dependencias y entidades;

XV. Un informe sobre las sesiones de la Comisión Intersecretarial de Desincorporación, incluyendo los acuerdos, con base en los artículos segundo, sexto y décimo del Acuerdo que crea dicha Comisión. Asimismo, un reporte sobre el grado de avance en el cumplimiento de los acuerdos de la Comisión por parte de las dependencias y entidades;

XVI. El monto y el costo de la compra de energía a la Comisión Federal de Electricidad, por parte de Luz y Fuerza del Centro, a que se refiere el artículo 4, fracción V, de este Decreto;

XVII. Los donativos que se otorguen y se reciban, a que se refiere el artículo 30 de este Decreto;

XVIII. Las medidas que, en su caso, se autoricen en los términos del artículo 8, fracción III, de este Decreto, así como el número de plazas canceladas, y

XIX. Los convenios de reasignación de recursos federales a las entidades federativas y sus modificaciones, a que se refiere el artículo 59 de este Decreto.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán enviar a la Secretaría la información necesaria para efectos de su integración al informe trimestral a que se refiere este artículo, a más tardar 10 días hábiles antes de la fecha de entrega del informe trimestral correspondiente.

Para la presentación de los informes a que se refiere este artículo, la Secretaría los publicará en su página electrónica de internet. Los Tomos de este Presupuesto, incluirán la distribución programática, sectorial y/o funcional del gasto, desagregada por dependencia y entidad, función, subfunción, programas, actividad institucional, actividad prioritaria y unidad responsable conforme a este Presupuesto. La Secretaría deberá remitir dichos Tomos a la Cámara, en los términos de la fracción II del artículo 73 de este Decreto.

Los informes a que se refiere este artículo deberán integrarse bajo una metodología que permita hacer comparaciones consistentes a lo largo del ejercicio fiscal, para lo cual la Secretaría remitirá a más tardar el 15 de febrero a las dependencias y entidades la metodología respectiva, informando de ello a las Comisiones respectivas de la Cámara.

ARTÍCULO 75. La Auditoría informará a la Cámara el resultado de su análisis y fiscalización del Informe de Avance de Gestión Financiera a que se refiere la Ley de Fiscalización Superior de la Federación.

ARTÍCULO 76. La Secretaría, la Función Pública y el Banco de México, establecerán los lineamientos relativos al funcionamiento, organización y requerimientos del Sistema Integral de Información de los Ingresos y Gasto Público, los cuales se harán del conocimiento de las dependencias y entidades, a través de su publicación en el **Diario Oficial de la Federación** y de sus páginas electrónicas dentro de los primeros 30 días naturales del ejercicio.

La Comisión Intersecretarial de Gasto Financiamiento, por conducto del Comité Técnico de Información, operará el sistema a que se refiere este artículo. El Comité Técnico, conjuntamente con la respectiva dependencia coordinadora de sector, harán compatibles los requerimientos de información que demande el sistema, racionalizando los flujos de información. La información en materia de programación y presupuesto, así como de disponibilidades financieras, cuya entrega tenga periodicidad mensual, deberá proporcionarse por las dependencias y entidades a más tardar el día 15 de cada mes. La demás información se sujetará a los plazos de entrega que se establezcan en el sistema.

El Ejecutivo Federal, por conducto del Comité Técnico a que se refiere el párrafo anterior, dará acceso total y permanente al Sistema Integral de Información de los Ingresos y Gasto Público, a la Cámara, a través de las Comisiones de Presupuesto y Cuenta Pública, de Hacienda y Crédito Público, y de Vigilancia de la Auditoría Superior de la Federación, así como del Centro de Estudios de las Finanzas Públicas. Para efectos del párrafo anterior, las comisiones citadas de la Cámara y el Ejecutivo, por conducto del Comité Técnico, acordarán los términos a través de los cuales se dará acceso al sistema.

Asimismo, el Ejecutivo Federal, clasificará la información que, en los términos de las disposiciones aplicables, deba considerarse de carácter reservado. Las personas que tengan acceso a la información de carácter reservado del sistema estarán obligadas a guardar estricta confidencialidad sobre la misma.

CAPÍTULO II

De la Evaluación del impacto presupuestario

ARTÍCULO 77. La Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, realizarán periódicamente el seguimiento del ejercicio del Presupuesto a las dependencias y entidades, en los términos de este Decreto, en la Ley Orgánica de la Administración Pública Federal y de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

Con la información que remitan las dependencias y entidades, la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, integrarán un informe de los resultados con base en indicadores de la ejecución de los programas y presupuestos de las dependencias y entidades, para identificar la eficiencia, los costos y la calidad en la Administración Pública Federal y el impacto social del ejercicio del gasto público. Igual obligación y para los mismos fines tendrán las dependencias, respecto de las entidades coordinadas. La Auditoría Superior de la Federación analizará dicho informe en los términos de las disposiciones aplicables.

Los órganos internos de control de los Poderes Legislativo y Judicial, de los entes públicos federales, así como de las dependencias y entidades, en el ejercicio de las atribuciones que en materia de inspección, control y vigilancia les confieren las disposiciones aplicables, establecerán sistemas de evaluación con el fin de identificar la participación del gasto público en el logro de los objetivos para los que se destina, así como para comprobar el cumplimiento de las obligaciones derivadas de este Decreto. Para tal efecto, dispondrán lo conducente para que se lleven a cabo las inspecciones y auditorías que se requieran, así como para que se finquen las responsabilidades y se apliquen las sanciones que procedan conforme a las disposiciones aplicables, sin perjuicio de las sanciones penales que determinen las autoridades competentes.

Tratándose de las dependencias y entidades, la Función Pública pondrá en conocimiento de tales hechos a la Auditoría Superior de la Federación, en los términos de la colaboración que establecen las disposiciones aplicables.

El seguimiento y la evaluación del ejercicio de los recursos federales transferidos a las entidades federativas, se realizará con base en un sistema de medición de resultados elaborado en el ámbito local, recomendando que se consideren indicadores locales que permitan identificar la eficiencia, los costos y la calidad en la ejecución de sus programas y presupuestos y el impacto social del ejercicio del gasto público, así como para que se apliquen las medidas que permitan alcanzar la eficacia de sus objetivos y metas.

ARTÍCULO 78. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, deberán enviar a la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, a más tardar el 30 de septiembre, los resultados de las evaluaciones a que se refiere el artículo anterior, para que sean considerados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos de la Federación para el siguiente ejercicio fiscal.

Con el objeto de avanzar con tiempo suficiente en la elaboración del Proyecto de Decreto de Presupuesto de Egresos de la Federación para el ejercicio fiscal de 2006, la Secretaría deberá acordar en reuniones de trabajo con las Comisiones de Presupuesto y Cuenta Pública y de Hacienda y Crédito Público, los términos del contenido y presentación de la información a incluir en los documentos que conforman dicho Proyecto.

En el caso del Programa Especial Concurrente para el Desarrollo Rural Sustentable aludido en el artículo 71 de este Decreto, las Secretarías que integran la Comisión Intersecretarial para el Desarrollo Rural Sustentable se reunirán, en un plazo no mayor de seis meses, con las Comisiones Unidas del Sector Rural de la Cámara, para definir el contenido y presentación de la información a incluir en el Proyecto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006; las propuestas de adecuaciones estructurales de la Administración Pública Federal y las modificaciones legales a las que hubiera lugar, para el cumplimiento de los objetivos de cada uno de los programas y componentes del Programa Especial Concurrente para el Desarrollo Rural Sustentable y dar certidumbre en el mediano plazo a las familias rurales.

ARTÍCULO 79. El Ejecutivo Federal incluirá una evaluación del impacto presupuestario en las iniciativas de ley o decreto que presente a la consideración del Congreso de la Unión.

Para tal efecto, las dependencias y entidades que elaboren los anteproyectos respectivos deberán realizar una evaluación del impacto presupuestario de los mismos, y someter ésta al dictamen de la Secretaría.

Los diputados y senadores del Congreso de la Unión, así como las legislaturas locales, procurarán incluir una evaluación del impacto presupuestario de las iniciativas de ley o decreto que presenten en el Congreso de la Unión. Las comisiones correspondientes del Congreso de la Unión, al elaborar los dictámenes correspondientes, realizarán una valoración del impacto presupuestario de las iniciativas, para lo cual solicitarán la opinión de la Comisión de Presupuesto y Cuenta Pública con el apoyo del Centro de Estudios de Finanzas Públicas, sobre el proyecto de dictamen correspondiente.

El Ejecutivo Federal, por conducto de la Secretaría, realizará una metodología para calcular los impactos a que se refiere este artículo, y lo presentará a más tardar los primeros 15 días naturales de febrero de 2005, a la consideración de la Auditoría Superior de la Federación y del Congreso de la Unión, está metodología deberá ser la base para medir los impactos en forma homogénea en los términos del párrafo anterior.

El incumplimiento de lo anterior, dará lugar al fincamiento de las responsabilidades a que se refiere el último párrafo del artículo 1 de este Decreto.

ARTÍCULO 80. Con la finalidad de conocer la orientación funcional y programática de los recursos aprobados en este Presupuesto, en términos del sector público central y paraestatal, la Secretaría publicará en su página electrónica de internet a más tardar el 15 de enero de 2005 el Tomo VII a que se refiere el artículo 2, fracción XXVIII de este Decreto.

TÍTULO QUINTO

DE LAS DISPOSICIONES PARA EL SIGUIENTE EJERCICIO FISCAL

CAPÍTULO ÚNICO

Disposiciones para la preparación del proyecto de Presupuesto de Egresos de la Federación para el ejercicio fiscal de 2006

ARTÍCULO 81. En el marco de la colaboración de Poderes, el Ejecutivo Federal, por conducto de la Secretaría, podrá celebrar las reuniones de trabajo pertinentes con las Comisiones de Presupuesto y Cuenta Pública, y Hacienda y Crédito Público, a fin de determinar la información general que pueda contribuir a una mejor comprensión del contenido del Proyecto de Presupuesto de Egresos de la Federación para el ejercicio fiscal 2006.

TRANSITORIOS

PRIMERO. El presente Decreto entrará en vigor el primero de enero del año 2005.

SEGUNDO. El Consejo Nacional de Ciencia y Tecnología deberá presentar la integración analítica de su presupuesto aprobado, con base en las unidades y áreas que conforman su estructura orgánica básica registrada. Dicha integración deberá verse reflejada en sus analíticos de claves y de plazas, así como en la asignación de programas sujetos a reglas de operación y proyectos de inversión. Asimismo, deberá remitir dicha información a las Comisiones de Presupuesto y Cuenta Pública y de Ciencia y Tecnología de la Cámara, a la Secretaría y a la Función Pública, a más tardar el último día hábil de enero de 2005.

TERCERO. El Presupuesto de Egresos de la Federación sus Tomos y Anexos para este ejercicio fiscal, deberán publicarse en la página electrónica de la Secretaría a más tardar el 2 de enero de 2005 y se enviará en versión impresa a la Cámara a más tardar el 20 de enero de 2005.

CUARTO. Los recursos del programa proyectos de infraestructura básica para el desarrollo de los pueblos indígenas aprobados en este Presupuesto para este ejercicio fiscal 2005, se continuarán distribuyendo en este ejercicio en la misma proporción aplicada en el ejercicio inmediato anterior. Dichos recursos serán ministrados a las entidades federativas de forma mensual, teniendo el carácter de subsidios, de acuerdo con el Presupuesto de Egresos de la Federación para este ejercicio fiscal y las demás disposiciones aplicables, los cuales serán ejercidos por la dependencia que el Estado determine.

QUINTO. Para este ejercicio fiscal 2005, la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, elaborarán un estudio en el que se analice de manera integral la situación que guardan los contratos de prestación de servicios profesionales por honorarios con personas físicas, con cargo al capítulo de servicios personales, que se encuentran vigentes, para cuantificar el impacto presupuestario que representan en el Presupuesto. Asimismo, procurarán identificar los casos de aquellas personas contratadas por honorarios que desempeñen actividades y funciones similares a las que realiza el personal de plaza presupuestaria, a efecto de evaluar el costo que representaría transferir dicho personal del esquema de contratación por honorarios a la plaza presupuestaria que le resulte equiparable. El Ejecutivo Federal, por conducto de la Secretaría y de la Función Pública hará llegar el estudio a la Comisión de Presupuesto y Cuenta Pública de la Cámara, a más tardar el 15 de junio de 2005.

SEXTO. Los recursos señalados en el artículo 7, fracción XI, párrafo tercero de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2004, devengados mediante el mandato que Petróleos Mexicanos constituyó para dicho efecto en 2004, deberán aplicarse durante 2005 en las obras que establece expresamente el referido párrafo tercero. A más tardar el último día hábil del mes de enero de 2005, la Secretaría, deberá informar a la Cámara, del monto total de los recursos. La aplicación de dichos recursos para la inversión en obras de infraestructura en materia de exploración y producción de petróleo crudo y gas, refinación, cogeneración y petroquímica que realicen Petróleos Mexicanos y sus organismos subsidiarios, deberá reportarse detalladamente en los informes trimestrales sobre la situación económica, las finanzas públicas y la deuda pública; que rinde la Secretaría. Asimismo, esta misma Secretaría deberá informar a la Cámara, a más tardar a los cuarenta días al cierre de cada mes, la metodología utilizada para el cálculo de los excedentes petroleros, el volumen de la producción, el precio promedio y a más tardar el último día hábil del mes de enero de 2005, el monto que asciende al 31 de diciembre de 2004, los recursos del Fondo de Estabilización de los Ingresos Petroleros; así como los movimientos de ingresos y egresos realizados en el mismo desde su creación.

SÉPTIMO. Las dependencias y entidades, en el ámbito de sus respectivas competencias, y con el propósito de incrementar la eficiencia e impacto del gasto en materia de promoción de las exportaciones y atracción de la inversión extranjera, así como para evitar la duplicación de esfuerzos y estructuras administrativas, deberán apoyarse en el Banco Nacional de Comercio Exterior, S.N.C. para que con cargo al programa aprobado en su presupuesto para estos fines coordine las actividades correspondientes a la promoción de exportaciones y la atracción de la inversión extranjera que le soliciten las dependencias y entidades en el cumplimiento de sus atribuciones. Adicionalmente, el Ejecutivo Federal, por conducto de las dependencias y entidades que resulten competentes, deberá realizar todas aquellas acciones necesarias que contribuyan a racionalizar e incrementar la efectividad del gasto destinado a las actividades referidas en este artículo. Dichas acciones deberán reportarse en los informes trimestrales.

OCTAVO. Del equivalente al presupuesto de PEMEX Exploración y Producción para el ejercicio fiscal de 2005, se destinará el 1.5 por ciento de sus recursos presupuestados para la creación de un fondo que se financiará con los recursos a que se refiere la fracción I inciso j) del artículo 21 de este Decreto, para programas específicos para la rehabilitación de áreas y ecosistemas afectados por la actividad industrial de esta entidad, y el 0.5 por ciento de sus recursos para incrementar el rubro desarrollo social destinado a apoyar a los sectores productivos afectados y en desventaja por este organismo público descentralizado.

NOVENO. Para el ejercicio fiscal 2005, la Secretaría de Relaciones Exteriores, con el objeto de fortalecer el auxilio a los migrantes, continuará con los programas que lleva a cabo en el extranjero en favor de los mismos, en los rubros de asistencia jurídica, situación de las mujeres, apoyo a niñas y niños en condición de maltrato, campaña de seguridad al migrante, la defensa de condenados a muerte y, la identificación y repatriación de cadáveres, de acuerdo con los recursos previstos en este Presupuesto.

DÉCIMO. Con la finalidad de abatir la pérdida de ingresos por el robo de combustible (gasolina, diesel, turbosina y gas licuado de petróleo), Petróleos Mexicanos deberá adoptar a más tardar en los primeros 45 días del año siguiente, los sistemas de tecnología de punta que identifiquen los combustibles que suministra el mercado. En el caso de incumplimiento se estará a lo dispuesto en la Constitución Política de los Estados Unidos Mexicanos, la Ley Federal de Responsabilidades de los Servidores Públicos, la Ley Orgánica del Congreso General de los Estados Unidos Mexicanos y las demás disposiciones aplicables.

DÉCIMO PRIMERO. Las dependencias y entidades que durante el año 2003 hayan participado en el Programa de Separación Voluntaria establecido en el artículo 7, fracción III, del Decreto de Presupuesto de Egresos la Federación para el Ejercicio Fiscal 2003 o que en el año 2004 hayan aplicado las medidas establecidas en el artículo 8, fracción III, del Decreto de Presupuesto de Egresos la Federación para el Ejercicio Fiscal 2004 y, en su caso, los Poderes Legislativo y Judicial, deberán restituir con cargo a sus respectivos presupuestos, en los plazos y términos de los artículos citados y de las demás disposiciones aplicables, los montos equivalentes a los recursos que hayan utilizado para cubrir las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría, descontará los recursos correspondientes de las ministraciones posteriores de recursos de la respectiva dependencia o entidad.

DÉCIMO SEGUNDO. Los recursos a que se refiere el artículo 55 fracción I de este Decreto serán transferidos, por conducto de las tesorerías de las entidades federativas, a los órganos técnicos de fiscalización de las legislaturas locales, siempre y cuando la Auditoría Superior de la Federación haya celebrado con éstos los convenios de coordinación para la fiscalización del ejercicio de recursos públicos federales por parte de las entidades federativas y, en su caso, sus municipios, de conformidad con la Ley de Fiscalización Superior de la Federación.

DÉCIMO TERCERO. Los recursos para aquellas entidades federativas que no han celebrado los convenios relativos al Fondo de Aportaciones para la Educación Tecnológica y de Adultos, a que se refiere el artículo 42 de la Ley de Coordinación Fiscal, correspondientes al presupuesto regularizable de servicios personales, y a las previsiones para sufragar las medidas salariales y económicas que establece el artículo 34 de este Decreto, se incluyen en las erogaciones previstas en el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 1.B. de este Decreto, y sólo podrán traspasarse al Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios una vez que se suscriban los convenios.

DÉCIMO CUARTO. Las reglas de operación de los programas a que se refiere el artículo 52 de este Decreto, que hayan sido publicadas en el **Diario Oficial de la Federación** a partir del año 2004 o anteriores, continuarán vigentes durante el presente ejercicio fiscal, en lo que no contravengan las disposiciones de este Decreto.

Los criterios generales para la emisión de reglas de operación, a que se refiere el párrafo segundo de la fracción I del artículo 52 de este Decreto, así como las disposiciones relativas a los requisitos que deberán cumplir las instituciones y organismos que evaluarán los programas sujetos a reglas de operación, a que se refiere el inciso b) de la fracción IV del artículo citado, expedidos en el ejercicio fiscal 2002 por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, continuarán vigentes durante el presente ejercicio fiscal en lo que no contravengan las disposiciones de este Decreto.

DÉCIMO QUINTO. Con el fin de que todas las bases de beneficiarios de los programas señalados en el artículo 52 de este Decreto, incluyan la información de la Clave Única de Registro de Población o, en su caso, del Registro Federal de Contribuyentes, las dependencias y entidades deberán incorporar en sus bases de datos la información requerida. En caso de que los beneficiarios no cuenten con la Clave Única de Registro de Población, las dependencias deberán promover ante los beneficiarios de los programas su trámite ante el Registro Nacional de Población. La Secretaría de Gobernación otorgará las facilidades necesarias para que se cumpla esta disposición.

Con base en la información anterior, las dependencias y entidades que tengan programas con una población objetivo y fines similares, deberán realizar un cruce de sus padrones o listado de beneficiarios con el fin de evaluar las duplicidades de atención, y proponer a la Secretaría las medidas conducentes a más tardar en el mes de agosto.

DÉCIMO SEXTO. Los convenios de coordinación relativos al Ramo Administrativo 20 Desarrollo Social a que se refiere el artículo 61 de este Decreto, suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos de las entidades federativas, continuarán vigentes durante el presente ejercicio fiscal en lo que no contravengan las disposiciones de este Decreto, sin perjuicio de que podrán modificarse o, en su caso, suscribirse nuevos convenios.

DÉCIMO SÉPTIMO. Queda prohibido a las áreas de recursos humanos o sus equivalentes en las entidades, determinar o contraer compromisos laborales de cualquier naturaleza que impliquen erogaciones presentes o futuras con cargo al presupuesto, sin contar con la previa autorización presupuestaria a cargo de las áreas de finanzas o sus equivalentes, observando los respectivos estatutos orgánicos y demás disposiciones generales que rigen su gobierno, organización, administración y funcionamiento.

DÉCIMO OCTAVO. La Secretaría, con la intervención de la Función Pública en el ámbito de su competencia, podrá autorizar a las dependencias y entidades el traspaso de recursos dentro del capítulo de servicios personales, de honorarios y plazas eventuales a plazas presupuestarias, siempre y cuando dichos traspasos obedezcan a modificaciones en el marco legal o a resoluciones de los tribunales competentes.

Las adecuaciones presupuestarias correspondientes se autorizarán siempre y cuando no incrementen el presupuesto total aprobado para servicios personales correspondiente al ejercicio fiscal 2005 ni el presupuesto regularizable de los ejercicios subsecuentes de la dependencia o entidad de que se trate.

DÉCIMO NOVENO. De conformidad con la Declaratoria a la Nación y Acuerdos de la Primera Convención Nacional Hacendaría que en su estrategia cuatro señala, entre otros aspectos, reconocer la aportación del Estado de Campeche a la producción de petróleo, y que las Participaciones a Entidades Federativas derivadas de los ingresos por derechos de hidrocarburos que recibe no reflejan la extracción de hidrocarburos en dicha entidad federativa, en este presupuesto se contemplan $600,000,000.00 pesos en el Ramo General 39 Programa de Apoyo para el Fortalecimiento de las Entidades Federativas, en adición a los recursos que le corresponden del programa de apoyo financiero a las entidades federativas de este ramo. Estos recursos se enterarán de manera ágil y oportuna divididos en doce mensualidades para proyectos de inversión en infraestructura, así como para la operación, conservación y mantenimiento de infraestructura social.

VIGÉSIMO. La Secretaría continuará con la operación del sistema informático de administración financiera para el control, registro y generación oportuna de información del gasto público federal en las etapas de autorizado, liquidado y pagado, además de seguir operando un sistema electrónico de pagos, respecto de los ramos administrativos y generales que cuenten con los requerimientos de infraestructura informática y de comunicaciones dispuestos por la Secretaría.

La operación del sistema informático de administración financiera se seguirá realizando, sin perjuicio de que, a consideración de la Secretaría se continúen llevando los sistemas de control y registro que se encuentran actualmente en operación, o a través de otros sistemas que determine la propia Secretaría.

La Secretaría seguirá con los trabajos relativos al diseño del modelo contable; así como con las acciones tendentes a implementar con los ramos administrativos y generales, el control y registro del ejercicio del gasto público federal correspondiente a las etapas de comprometido y devengado, para lo cual la Secretaría definirá la conveniencia de operarlos a través del sistema informático de administración financiera o de un sistema diverso.

VIGÉSIMO PRIMERO. La Función Pública en cumplimiento a lo dispuesto en el artículo quinto transitorio del Decreto por el que se reforma la Ley Orgánica de la Administración Pública Federal, la Ley Federal de las Entidades Paraestatales y la Ley Federal de Responsabilidades de los Servidores Públicos, publicada el 24 de diciembre de 1996, deberá realizar las siguientes acciones:

I. Incluir en el primer informe trimestral, el costo total de las percepciones de los titulares de los órganos internos de control en las dependencias y entidades, así como los de sus áreas de auditoría, quejas y responsabilidades, que en virtud del Decreto antes citado dependen jerárquica y funcionalmente de la Función Pública;

II. Tramitar ante la Secretaría, con la participación que corresponda a las respectivas dependencias y entidades, las adecuaciones presupuestarias que sean necesarias para regularizar la situación del pago de las percepciones de aquellos servidores públicos a que se refiere la fracción anterior, y

III. En tanto no se regularice la situación de pago de los servidores públicos a que se refiere este artículo, deberá incluir en los informes trimestrales, la información relativa a las percepciones que continúen cubriendo las dependencias y entidades.

VIGÉSIMO SEGUNDO. Las dependencias y entidades deberán remitir a la Secretaría, a más tardar dentro de los 10 días hábiles posteriores a la formalización de los contratos de seguros correspondientes, copia de las pólizas que consignen las condiciones pactadas en el establecimiento de cualquier operación pasiva de seguros sobre bienes patrimoniales a su cargo, así como inventario actualizado de los bienes con que cuenten, de conformidad con los manuales y formatos que expida la Secretaría en los términos de las disposiciones que para tales efectos establezca a más tardar el 30 de enero, las que determinarán los medios a través de los cuales deberá hacerse llegar dicha información.

Lo anterior, a efecto de que la Secretaría se encuentre en condiciones de asesorar a las dependencias y entidades en la elaboración de sus programas de aseguramiento, de sus manuales de procedimientos sobre la contratación de seguros y soporte de siniestros, en la determinación de sus niveles de retención máximos y en la prevención y disminución de los riesgos inherentes a los bienes con que cuenten, así como para asesorar en el proceso de siniestros ocurridos y reportados a las compañías de seguros con los que dichas dependencias y entidades mantengan celebrados contratos de seguros sobre bienes patrimoniales.

La Secretaría analizará y clasificará, con base en la información que las dependencias y entidades le remitan de conformidad con el presente artículo, los activos fijos de dichas dependencias y entidades, los cúmulos de riesgo, la dispersión y exposición de las unidades de riesgo y los contratos de seguros sobre bienes patrimoniales que las mismas hubiesen celebrado. Asimismo, la Secretaría podrá proponer a las dependencias y entidades, esquemas de transferencia de riesgos y de contratación centralizada, con el propósito de beneficiar las condiciones de contratación de la Administración Pública Federal.

VIGÉSIMO TERCERO. Las dependencias y entidades deberán continuar con las acciones que aseguren la transparencia de sus estructuras ocupacionales y orgánicas, así como, en su caso, plantillas de personal, autorizadas, en los términos de las disposiciones que la Secretaría y la Función Pública expidan, al efecto, dentro del primer trimestre del ejercicio.

VIGÉSIMO CUARTO. De conformidad con la Ley de Desarrollo Rural Sustentable, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en su carácter de Presidente tanto del Consejo Mexicano para el Desarrollo Rural Sustentable, como de la Comisión Intersecretarial para el Desarrollo Rural Sustentable, presentará a la Cámara a más tardar el último día hábil de enero, el gasto y composición del Programa Especial Concurrente de acuerdo al Anexo 17.

Dicha distribución de gasto estará detallada por dependencia y entidad y por programa y su calendario de gasto, conforme a las seis vertientes de atención aprobadas por el Consejo Mexicano para el Desarrollo Rural Sustentable.

Asimismo, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación remitirá a la Cámara de manera mensual y trimestral el avance en la ejecución de los recursos y evaluación del Programa Especial Concurrente, así como sobre la publicación, en su caso, de las Reglas de Operación de los programas que integran el Programa Especial Concurrente.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá informar a la Cámara, a más tardar el último día hábil de junio, sobre los convenios o acuerdos de carácter inter e intra institucional que se hubieran o se llevarán a cabo, previa consulta en el seno del Consejo Mexicano de Desarrollo Rural Sustentable, a fin de fortalecer la coordinación y evitar duplicidad en la consecución de los objetivos y requisitos de los programas incorporados en el Programa Especial Concurrente.

VIGÉSIMO QUINTO. Los recursos asignados a los programas que integran el Programa Especial Concurrente para el Desarrollo Rural Sustentable, sólo podrán ser transferidos entre éstos en la misma dependencia, bajo casos excepcionales y con la plena justificación y dictamen que al efecto emita la dependencia correspondiente, sin demérito del cumplimiento de los fines específicos que marcan sus propias reglas de operación. Lo anterior, previa consulta en el seno del Consejo Mexicano para el Desarrollo Rural Sustentable y las Comisiones Unidas del Sector Rural de la Cámara.

Las dependencias que integran la Comisión Intersecretarial para el Desarrollo Rural Sustentable deberán incorporar mecanismos que eficienten el gasto asociado a la entrega de los apoyos y los de operación para el seguimiento, supervisión y evaluación, de manera tal que se generen oportunidades para canalizar los recursos a través de una sola ventanilla gubernamental de gestión y entrega de recursos. Asimismo, se deberán identificar programas y componentes similares que operan diversas dependencias y entidades, a fin de que se resectoricen o se delimiten los alcances de cada uno de ellos.

Para efecto de lo anterior, la Comisión Intersecretarial para el Desarrollo Rural Sustentable, por conducto de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, entregará a más tardar el primer día hábil de abril a la Comisión de Presupuesto y Cuenta Pública y a las Comisiones Unidas del Sector Rural de la Cámara, previa aprobación del Consejo Mexicano para el Desarrollo Rural Sustentable, el informe sobre los mecanismos instrumentados, conforme el párrafo anterior, así como los programas sujetos de alineación y resectorización, indicando la dependencia que los operará.

VIGÉSIMO SEXTO. El convenio modelo de reasignación a que se refiere el segundo párrafo del artículo 59 de este Decreto, emitido en el ejercicio fiscal 2003 por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, continuará utilizándose durante el presente ejercicio fiscal en lo que no contravenga las disposiciones del presente Decreto.

VIGÉSIMO SÉPTIMO. Con la finalidad de celebrar el Forum Universal de las Culturas Monterrey 2007, en el Estado de Nuevo León, se canalizará 250,000,000.00 millones de pesos para la creación de un fideicomiso que financie este proyecto. Estos recursos presupuestados en el Ramo General 39 Programa de Apoyo para el Fortalecimiento de las Entidades Federativas, en adición a los recursos que le corresponden a Nuevo León del programa de apoyo al fortalecimiento de las entidades federativas de este ramo, se enterarán de manera ágil y oportuna divididos en doce mensualidades.

VIGÉSIMO OCTAVO. Las asignaciones contenidas en el presupuesto aprobado al Consejo Nacional de Ciencia y Tecnología y los Centros Públicos de Investigación para los fondos mixtos y sectoriales a los que se refiere la Ley de Ciencia y Tecnología, así como otras asignaciones para fondos de investigación y desarrollo tecnológico, se aplicarán y distribuirán con base en la selección de proyectos que se presenten con base en convocatorias públicas, cuyos términos garanticen su impacto en el desarrollo tecnológico y vinculación con la industria nacional; transparencia en su asignación y rendición de cuentas y sean susceptibles de ser evaluados con base en indicadores de resultados en el corto y mediano plazos. Los términos de referencia que cumplan con este mandato, habrán de ser contenidos en los convenios de colaboración que suscriba el referido Consejo con las contrapartes. En ningún caso, la aplicación de los recursos objeto de esta disposición podrá generar pasivos laborales. El Consejo reportará al respecto en los informes trimestrales.

VIGÉSIMO NOVENO. La distribución de los recursos previstos en el anexo correspondiente en el rubro de "Infraestructura y equipamiento para escuelas de educación básica ubicadas en municipios de muy alta marginación" del Ramo 11, deberá sujetarse a la aplicación de Reglas de operación que para el efecto emita la Secretaría de Educación Pública a más tardar el 28 de febrero de 2005.

TRIGÉSIMO. Los recursos autorizados en el Fondo para el Reconocimiento de Plantilla de Personal de las Universidades Públicas Estatales se asignarán de Acuerdo con Reglas de Operación que establezca la Secretaría de Educación Pública.

TRIGÉSIMO PRIMERO. Los recursos autorizados en el Fondo de Calidad para Institutos Tecnológicos Federales se asignarán de acuerdo con Reglas de Operación que establezca la Secretaría de Educación Pública.

TRIGÉSIMO SEGUNDO. Los recursos del programa Proyectos de Infraestructura básica para el Desarrollo de los Pueblos Indígenas aprobados en el Presupuesto de la Federación para el ejercicio fiscal de 2005, se continuarán distribuyendo para este ejercicio conservando el porcentaje del ejercicio inmediato anterior. Dichos recursos serán ministrados a las entidades federativas en forma mensual, teniendo el carácter de subsidios, de acuerdo con el PEF y las disposiciones aplicables, los cuales serán ejercidos por la dependencia que el Estado determine.

Los recursos a que se refiere este artículo deberán destinarse exclusivamente a gastos de : Inversión en Programas y Obras de Infraestructura básica para el equipamiento en comunidades indígenas de las entidades del país, quedando incluidos los gastos indirectos asociados a la realización de programas, proyectos, obra pública o acciones de infraestructura básica y su equipamiento, por concepto de la realización de estudios, de elaboración y evaluación de proyectos, supervisión y control de las obras que se ejecuten, dicho monto no deberá representar más del 3 por ciento del costo total de las obras o acciones de los Proyectos de Infraestructura Básica.

Las entidades federativas deberán incluir en su cuenta pública y en los informes sobre el ejercicio del gasto público al Poder Legislativo, la información correspondiente a la aplicación de estos recursos.

TRIGÉSIMO TERCERO. La Secretaria de Salud, destinará durante 2005, de los recursos que provengan del Fondo de Protección Contra Gastos Catastróficos, el 75 por ciento para la investigación, prevención y atención de las enfermedades asociadas al tabaquismo, en partes iguales, a través de los Institutos: Nacional de Cardiología, Nacional de Enfermedades Respiratorias y Nacional de Cancerología. El 25 por ciento restante se deberá ejercer en partes iguales en los estados productores de tabaco, a través Fondo de Aportaciones Para los Servicios de Salud contemplados en los artículos 25, 29, 30 y 31 de la Ley de Coordinación Fiscal de la Federación. La Secretaría de Salud informará a la Cámara a través de los informes trimestrales, devolución y aplicación de los recursos que integran el fondo referido.

TRIGÉSIMO CUARTO. Si las asignaciones autorizadas por este Decreto a las distintas dependencias y entidades fueran insuficientes para cubrir las obligaciones del capítulo de servicios personales, dichas dependencias y entidades deberán ajustar su gasto exclusivamente en los grupos jerárquicos identificados con el indicador O, N, M, L, K, J, I, H, G, y el Presidente de la República, a que se refiere el Anexo 11 del presente Decreto.

TRIGÉSIMO QUINTO. Únicamente por el año de 2005 se destinará a través del Ramo 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas, la cantidad de 2,100 millones de pesos, por concepto de compensación derivada de la diferencia entre la recaudación federal participable que se estableció en la aprobación de la Ley de Ingresos de la Federación para el ejercicio fiscal de 2005 y la estimación de la recaudación federal participable contemplada en la minuta aprobatoria de la Ley de Ingresos de la Federación en comento, que la Cámara envió a la Cámara de Senadores.

La distribución de estos recursos se hará conforme al Anexo 16 A, de este Decreto, de acuerdo con los coeficientes efectivos de participación a que se refiere la Ley de Coordinación Fiscal. Estos recursos deberán destinarse a proyectos de infraestructura física en los términos del Anexo 16 A de este Decreto.

TRIGÉSIMO SEXTO. Se incluya a la Secretaría de la Defensa Nacional y a la Secretaría de Marina en el Anexo 1.D. del presente Decreto, de acuerdo con los supuestos del Artículo 21, fracción I, inciso j), para que se contemplen recursos adicionales hasta por mil millones para la Secretaría de la Defensa Nacional y hasta por quinientos millones para la Secretaría de Marina para que se apliquen con preferencia al gasto de inversión y de manera particular se cubran las necesidades de iniciar la construcción del Sector Naval de La Paz, Baja California Sur, en la Isla Juan Nepomuceno, así como la adquisición de cuatro lanchas interceptoras.

TRIGÉSIMO SÉPTIMO. Para los efectos del artículo 21, fracción I , inciso j) el Ejecutivo Federal por conducto de la Secretaría, destinará solo los primeros ingresos que se obtengan al cierre de cada uno de los trimestres del ejercicio fiscal del 2005 a los siguientes fines:

a) Al Instituto Mexicano del Seguro Social hasta la cantidad de mil millones de pesos, quien los destinará al capítulo de servicios generales;

b) Al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado hasta por la cantidad de trescientos millones, quien los destinará a los capítulos de servicios personales, materiales y suministros y servicios generales, y

c) Al Instituto Federal Electoral hasta por la cantidad de doscientos millones de pesos, quien los destinará para garantizar el ejercicio del voto de los ciudadanos mexicanos en el exterior, en el caso de que el Congreso de la Unión apruebe las modificaciones relativas en el Código Federal de Instituciones y Procedimientos Electorales.

Para los efectos del primer párrafo de este artículo transitorio sólo serán considerados los ingresos excedentes de la fracción I de la Ley de Ingresos de la Federación.

TRIGÉSIMO OCTAVO. La Secretaría de Desarrollo Social, de su presupuesto asignado para el ejercicio fiscal 2005, destinará la cantidad de sesenta millones de pesos al Consejo Nacional de Evaluación de la Política de Desarrollo Social, dichos recursos estarán condicionados al cumplimiento de lo dispuesto en el artículo Tercero Transitorio de la Ley General de Desarrollo Social.

TRIGÉSIMO NOVENO. Los recursos asignados en el Anexo 17 de este Decreto, deberán distribuirse conforme lo establece el mencionado anexo, y a más tardar a 10 días de haberse publicado este Decreto en el **Diario Oficial de la Federación**, deberá comunicarse dicha distribución a las dependencias correspondientes.

CUADRAGÉSIMO. Los recursos asignados a las instituciones de educación superior que se describen en el Anexo 21 del presente Decreto, estarán destinados a desarrollar proyectos que tengan como propósitos elevar la calidad y fortalecer el desarrollo de sus instituciones, de acuerdo con las prioridades definidas por las mismas.

En el caso de las universidades e instituciones públicas de los estados, se firmarán convenios con la Secretaría de Educación Pública conforme a los lineamientos descritos en el párrafo anterior.

CUADRAGÉSIMO PRIMERO. En razón de que el modelo de asignación de recursos se sustenta en diversos indicadores de las instituciones de educación superior, la Secretaría de Educación Pública y la Asociación Nacional de Universidades e Instituciones de Educación Superior realizarán de manera coordinada la evaluación de su aplicación.

Adicionalmente, las instituciones de educación superior públicas deberán llevar a cabo una verificación externa de su matrícula del sistema formal escolarizado, cuyos resultados serán presentados a sus consejos universitarios, para ser remitidos a la Comisión de Educación Pública y Servicios Educativos de la Cámara a más tardar el 15 de septiembre de 2005.

CUADRAGÉSIMO SEGUNDO. Las instituciones educativas señaladas informarán trimestralmente a la Cámara sobre el avance de los proyectos y la aplicación de los recursos. Una vez concluido el ejercicio fiscal, deberán presentar el informe pormenorizado de la aplicación de los recursos ejercidos.

CUADRAGÉSIMO TERCERO. Los recursos autorizados en el Fondo de Calidad para Institutos Tecnológicos Federales, se asignarán de acuerdo con Reglas de Operación que establezca la Secretaría de Educación Pública a más tardar en el primer trimestre del 2005.

CUADRAGÉSIMO CUARTO. Si las asignaciones autorizadas por este Decreto a las entidades que conforman el Ramo 38 Consejo Nacional de Ciencia y Tecnología, fueran insuficientes para cubrir las obligaciones del capítulo de servicios personales, podrán transferir recursos de otros capítulos de gasto, hasta por el monto en que se redujo el capítulo de servicios personales del Presupuesto de Egresos de la Federación para el ejercicio fiscal 2005.

SALON DE SESIONES DE LA CAMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNION.- México, D.F., a 15 de noviembre de 2004.- Dip. **Manlio Fabio Beltrones Rivera**, Presidente.- Dip. **Marcos Morales Torres**, Secretario.- Rúbricas".

Dado en la Residencia del Poder Ejecutivo, en la Ciudad de México, Distrito Federal, a los veinte días del mes de diciembre de dos mil cuatro.- **Vicente Fox Quesada**.- Rúbrica.- El Secretario de Gobernación, **Santiago Creel Miranda**.- Rúbrica.

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

LEY de Ingresos de la Federación para el Ejercicio Fiscal de 2005.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

VICENTE FOX QUESADA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

LEY DE INGRESOS DE LA FEDERACION PARA EL EJERCICIO FISCAL DE 2005

Capítulo I
De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2005, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
A. INGRESOS DEL GOBIERNO FEDERAL	**1,280,105.2**
I. Impuestos:	**864,830.7**
1. Impuesto sobre la renta.	375,833.3
2. Impuesto al activo.	12,242.3
3. Impuesto al valor agregado.	313,739.9
4. Impuesto especial sobre producción y servicios:	110,805.9
A. Gasolinas, diesel para combustión automotriz.	75,860.0
B. Bebidas con contenido alcohólico y cerveza:	19,362.4
a) Bebidas alcohólicas.	5,600.0
b) Cervezas y bebidas refrescantes.	13,762.4
C. Tabacos labrados.	14,564.0
D. Aguas, refrescos y sus concentrados.	1,019.5
5. Impuesto sobre tenencia o uso de vehículos.	14,207.1
6. Impuesto sobre automóviles nuevos.	5,295.2
7. Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
8. Impuesto a los rendimientos petroleros.	0.0
9. Impuestos al comercio exterior:	25,996.9
A. A la importación.	25,996.9
B. A la exportación.	0.0
10. Accesorios.	6,710.1
II. Contribuciones de mejoras:	**16.0**
Contribución de mejoras por obras públicas de infraestructura hidráulica.	16.0

III. Derechos:	**361,027.7**
1. Servicios que presta el Estado en funciones de derecho público:	7,220.3
A. Secretaría de Gobernación.	970.4
B. Secretaría de Relaciones Exteriores.	1,259.9
C. Secretaría de la Defensa Nacional.	46.4
D. Secretaría de Marina.	0.4
E. Secretaría de Hacienda y Crédito Público.	1,623.5
F. Secretaría de la Función Pública.	0.0
G. Secretaría de Energía.	21.7
H. Secretaría de Economía.	67.8
I. Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	13.0
J. Secretaría de Comunicaciones y Transportes.	2,781.1
K. Secretaría de Medio Ambiente y Recursos Naturales.	27.6
L. Secretaría de Educación Pública.	347.8
M. Secretaría de Salud.	2.0
N. Secretaría del Trabajo y Previsión Social.	0.6
Ñ. Secretaría de la Reforma Agraria.	46.9
O. Secretaría de Turismo.	0.9
P. Secretaría de Seguridad Pública.	10.3
2. Por el uso o aprovechamiento de bienes del dominio público:	5,873.9
A. Secretaría de Hacienda y Crédito Público.	0.2
B. Secretaría de la Función Pública.	0.0
C. Secretaría de Economía.	300.6
D. Secretaría de Comunicaciones y Transportes.	477.9
E. Secretaría de Medio Ambiente y Recursos Naturales.	5,095.2
3. Derechos a los hidrocarburos.	347,933.5
A. Derecho sobre extracción de petróleo.	229,791.3
B. Derecho extraordinario sobre la extracción de petróleo.	114,156.2
C. Derecho adicional sobre la extracción de petróleo.	3,986.0
D. Derecho sobre hidrocarburos.	0.0
IV. Contribuciones no comprendidas en las fracciones precedentes causadas en ejercicios fiscales anteriores pendientes de liquidación o de pago.	**118.7**
V. Productos:	**5,658.3**
1. Por los servicios que no correspondan a funciones de derecho público.	85.5
2. Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:	5,572.8
A. Explotación de tierras y aguas.	0.0
B. Arrendamiento de tierras, locales y construcciones.	1.2
C. Enajenación de bienes:	1,251.7
a) Muebles.	1,102.1
b) Inmuebles.	149.6

D. Intereses de valores, créditos y bonos.	2,573.3
E. Utilidades:	1,746.6
a) De organismos descentralizados y empresas de participación estatal.	0.0
b) De la Lotería Nacional para la Asistencia Pública.	458.1
c) De Pronósticos para la Asistencia Pública.	1,255.3
d) Otras.	33.2
F. Otros.	0.0
VI. Aprovechamientos:	**48,453.8**
1. Multas.	684.5
2. Indemnizaciones.	774.7
3. Reintegros:	125.3
A. Sostenimiento de las Escuelas Artículo 123.	24.7
B. Servicio de Vigilancia Forestal.	1.1
C. Otros.	99.5
4. Provenientes de obras públicas de infraestructura hidráulica.	1,242.8
5. Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.	0.0
6. Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.	0.0
7. Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.	0.0
8. Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.	0.0
9. Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.	0.1
10. 5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.	0.0
11. Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.	1,111.2
12. Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	240.1
13. Regalías provenientes de fondos y explotaciones mineras.	0.0
14. Aportaciones de contratistas de obras públicas.	27.0
15. Destinados al Fondo para el Desarrollo Forestal:	0.5
A. Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.2
B. De las reservas nacionales forestales.	0.0
C. Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.3
D. Otros conceptos.	0.0

16. Cuotas Compensatorias.	345.6
17. Hospitales Militares.	0.0
18. Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.1
19. Recuperaciones de capital:	3,503.7
A. Fondos entregados en fideicomiso, a favor de entidades federativas y empresas públicas.	1.2
B. Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	250.1
C. Inversiones en obras de agua potable y alcantarillado.	0.0
D. Desincorporaciones.	2,500.0
E. Otros.	752.4
20. Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	113.7
21. Rendimientos excedentes de Petróleos Mexicanos y organismos subsidiarios.	9,976.4
22. Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	1,012.0
23. No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
24. Otros:	29,296.1
A. Remanente de operación del Banco de México.	5,000.0
B. Utilidades por Recompra de Deuda.	0.0
C. Rendimiento mínimo garantizado.	17,912.6
D. Otros.	6,383.5
B. INGRESOS DE ORGANISMOS Y EMPRESAS	**500,880.8**
VII. Ingresos de organismos y empresas:	**385,104.8**
1. Ingresos propios de organismos y empresas:	385,104.8
A. Petróleos Mexicanos.	183,197.0
B. Comisión Federal de Electricidad.	162,805.3
C. Luz y Fuerza del Centro.	459.1
D. Instituto Mexicano del Seguro Social.	9,185.0
E. Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado.	29,458.4
2. Otros ingresos de empresas de participación estatal.	0.0
VIII. Aportaciones de seguridad social:	**115,776.0**
1. Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
2. Cuotas para el Seguro Social a cargo de patrones y trabajadores.	115,776.0
3. Cuotas del Sistema de Ahorro para el Retiro a cargo de los Patrones.	0.0
4. Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
5. Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0

C. INGRESOS DERIVADOS DE FINANCIAMIENTOS	**37,455.7**
IX. Ingresos derivados de financiamientos:	**37,455.7**
1. Endeudamiento neto del Gobierno Federal:	116,881.3
A. Interno.	116,881.3
B. Externo.	0.0
2. Otros financiamientos:	20,000.0
A. Diferimiento de pagos.	20,000.0
B. Otros.	0.0
3. Superávit de organismos y empresas de control presupuestario directo (se resta).	99,425.6
TOTAL	**1,818,441.7**

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este artículo.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos pagados en especie o en servicios, por contribuciones, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio de 2005, se estima una recaudación federal participable por 1 billón 65 mil 564.8 millones de pesos.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, informará al Congreso de la Unión, trimestralmente, dentro de los 35 días siguientes al trimestre vencido, sobre los ingresos percibidos por la Federación en el ejercicio fiscal de 2005, en relación con las estimaciones que se señalan en este artículo.

Se estima que el pago en especie, durante el ejercicio fiscal de 2005, en términos monetarios, del Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, establecido en la Ley que Establece, Reforma y Adiciona las Disposiciones Relativas a Diversos Impuestos publicada en el **Diario Oficial de la Federación** el 31 de diciembre de 1968 y cuyo pago se regula en el decreto publicado el 10 de octubre de 2002, ascenderá al equivalente de 2,540.2 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en los artículos correspondientes del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005, por un monto de endeudamiento neto interno hasta por 97 mil millones de pesos. Asimismo, podrá contratar endeudamiento interno adicional al autorizado, siempre que los recursos obtenidos se destinen íntegramente a la disminución de la deuda pública externa. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar obligaciones del Erario Federal a efecto de obtener un monto de desendeudamiento neto externo de hasta 500 millones de dólares de los Estados Unidos de América. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2005 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el **Diario Oficial de la Federación**, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubiere realizado la operación correspondiente.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

El Ejecutivo Federal queda autorizado, en caso de que así se requiera, para emitir en el mercado nacional, en el ejercicio fiscal de 2005, valores u otros instrumentos indizados al tipo de cambio del peso mexicano respecto de monedas del exterior, siempre que el saldo total de los mismos durante el citado ejercicio no exceda del 10 por ciento del saldo promedio de la deuda pública interna registrada en dicho ejercicio y que, adicionalmente, estos valores o instrumentos sean emitidos a un plazo de vencimiento no menor a 365 días.

Las operaciones a las que se refieren el segundo y tercer párrafos de este artículo no deberán implicar endeudamiento neto adicional al autorizado para el presente ejercicio.

Del ejercicio de estas facultades, el Ejecutivo Federal dará cuenta trimestralmente al Congreso de la Unión, por conducto de la Secretaría de Hacienda y Crédito Público dentro de los 35 días siguientes al trimestre vencido, especificando las características de las operaciones realizadas.

El Ejecutivo Federal también informará trimestralmente al Congreso de la Unión en lo referente a aquellos pasivos contingentes que se hubieran asumido con la garantía del Gobierno Federal, durante el ejercicio fiscal de 2005, incluyendo los avales distintos de los proyectos de inversión productiva de largo plazo otorgados.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos, en la cuenta que para tal efecto le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el Banco procurará las mejores condiciones para el Instituto dentro de lo que el mercado permita.

El Banco deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de quince días hábiles contados a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Tesorero de la Federación, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación, el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a Financiera Nacional Azucarera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo y a las Sociedades Nacionales de Crédito que integran el Sistema Banrural contempladas en el Artículo Transitorio Tercero de la Ley Orgánica de la Financiera Rural, todas en liquidación, para que en el mercado interno y por conducto de su liquidador, contrate créditos o emita valores con el único objeto de canjear o refinanciar sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, y en general, a mejorar los términos y condiciones de sus obligaciones financieras. Las obligaciones asumidas en los términos de la presente autorización, estarán respaldadas por el Gobierno Federal en los términos previstos para los pasivos a cargo de las Instituciones de Banca de Desarrollo conforme a sus respectivas Leyes Orgánicas.

Se autoriza a la banca de desarrollo y fondos de fomento un monto conjunto de déficit por intermediación financiera, definida como el crédito neto otorgado al sector privado y social más el déficit de operación de las instituciones de fomento, de 36 mil 448.6 millones de pesos, de acuerdo a lo previsto en los Criterios Generales de Política Económica para 2005 y a los programas establecidos en el Tomo V del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005.

El monto autorizado a que hace referencia el párrafo anterior podrá ser adecuado previa autorización de su Consejo de Administración y con la opinión favorable de la Secretaría de Hacienda y Crédito Público; debiendo informarse al H. Congreso de la Unión cada trimestre sobre las modificaciones.

Artículo 3o. Se autoriza al Distrito Federal a contratar y ejercer créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de mil setecientos millones de pesos, para el financiamiento de obras, proyectos de inversión contemplados en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal del 2005.

Los proyectos y programas a realizar serán exclusivamente los señalados en el artículo Noveno Transitorio de esta Ley, denominado "Proyectos del Gobierno del Distrito Federal a ser financiados con deuda aprobada por el Congreso de la Unión".

El Gobierno del Distrito Federal no podrá condicionar la administración de recursos a las demarcaciones territoriales a la contratación de los financiamientos derivados de la presente autorización. Tampoco podrá transferir recursos de los proyectos y programas relacionados en el anexo a que se refiere el párrafo anterior, a otros proyectos y programas.

El endeudamiento a que se refiere este artículo se ejercerá de acuerdo a lo siguiente:

1. El endeudamiento debe de contratarse con apego a lo establecido en la Ley General de Deuda Pública. Los proyectos y programas que se financien a través de endeudamiento deberán contemplarse en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal del 2005 y deberán apegarse a las disposiciones legales aplicables.
2. El endeudamiento deberá contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunde en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del Gobierno Federal.
3. El monto de los desembolsos de los recursos crediticios y el ritmo al que procedan deberá conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando tales obras, de manera que el ejercicio y aplicación de los recursos crediticios deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. En todo caso, el desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras y proyectos que ya hubieren sido adjudicados bajo la normatividad correspondiente.
4. El Gobierno del Distrito Federal informará trimestralmente al Congreso de la Unión sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosada por su origen y fuente de financiamiento, especificando las características financieras de las operaciones realizadas.
5. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones.
6. El Gobierno del Distrito Federal deberá informar mensualmente a la Cámara de Diputados del Congreso de la Unión, treinta días después de finalizado el mes, sobre la evolución de los ingresos y egresos. Esta información deberá estar desagregada de acuerdo con la apertura en la que la Asamblea Legislativa del Distrito Federal aprueba los ingresos y los egresos. Esta información deberá ser publicada tanto por el Gobierno del Distrito Federal como por la Cámara de Diputados en sus páginas de Internet respectivas.
7. Los informes de avance trimestral que el Jefe de Gobierno rinda al Congreso de la Unión deberán contener un apartado específico de deuda pública, de acuerdo a lo siguiente:
   - **I.** Evolución de la deuda pública durante el periodo que se informe.
   - **II.** Perfil de vencimientos del principal y servicio, montos y fechas.
   - **III.** Colocación de deuda autorizada, por entidad receptora, y aplicación a programas, subprogramas y proyectos específicos.
   - **IV.** Composición del saldo de la deuda por usuario de los recursos y por acreedor.
   - **V.** Servicio de la deuda.
   - **VI.** Costo financiero de la deuda.
   - **VII.** Reestructuración o recompras.
   - **VIII.** Evolución por línea de crédito.
   - **IX.** Programa de colocación para el resto del ejercicio fiscal.
8. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo del 2005, el programa de colocación de la deuda autorizada para el ejercicio fiscal de 2005.

Artículo 4o. En el ejercicio fiscal de 2005, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada por 533 mil 621.90 millones de pesos, de acuerdo con la siguiente distribución:

	Directa	**Condicionada**	**Total**
I. Comisión Federal de Electricidad	35,327.20	56,121.10	91,448.30
II. Petróleos Mexicanos	440,079.60	2,094.00	442,173.60
Total	**475,406.80**	**58,215.10**	**533,621.90**

Los ingresos anuales a que se refiere este artículo, que genere cada proyecto durante la vigencia de su financiamiento, sólo podrán destinarse al pago de cada año de las obligaciones atribuibles al propio proyecto, incluyendo todos sus gastos de operación, mantenimiento y demás gastos asociados, en los términos del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005 y de conformidad con lo dispuesto en los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento. Los ingresos excedentes no podrán ser destinados a gasto corriente.

A más tardar el 31 de enero las entidades deberán enviar a la Secretaría de Hacienda y Crédito Público, los montos de las obligaciones fiscales referidas en el párrafo anterior, atribuibles a cada proyecto de infraestructura productiva de largo plazo durante el ejercicio fiscal de 2005.

Los proyectos de inversión productiva de largo plazo autorizados deberán tener una contabilidad separada con el objeto de identificar los ingresos asociados a dichos proyectos, así como los costos y las amortizaciones derivados de los mismos.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada en los términos de los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento, por 23 mil 050.5 millones de pesos que corresponden a proyectos de inversión directa, de acuerdo con la siguiente distribución:

Entidad	**Inversión Financiada Directa**
I. Comisión Federal de Electricidad	21,497.2
II. Petróleos Mexicanos	1,553.3
Total de Inversión Financiada	**23,050.5**

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Capítulo II
De las Obligaciones de Petróleos Mexicanos

Artículo 7o. Petróleos Mexicanos y sus organismos subsidiarios estarán obligados al pago de contribuciones y sus accesorios, de productos y de aprovechamientos, excepto el impuesto sobre la renta, de acuerdo con las disposiciones que los establecen y con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público, conforme a lo siguiente:

I. **Derecho sobre la extracción de petróleo.**

Petróleos Mexicanos y sus organismos subsidiarios pagarán el derecho que establece esta fracción por cada región petrolera de explotación de petróleo y gas natural, aplicando la tasa del 52.3% al resultado que se obtenga de restar al total de los ingresos por ventas de bienes o servicios que tenga PEMEX-Exploración y Producción por cada región, el total de los costos y gastos efectuados en bienes o servicios con motivo de la exploración y explotación de dicha región por el citado organismo, considerando dentro de estos últimos las inversiones en bienes de activo fijo y los gastos y cargos diferidos efectuados con motivo de la exploración y explotación de la región petrolera de que se trate, sin que exceda el monto del presupuesto autorizado por la Secretaría de Hacienda y Crédito Público a PEMEX-Exploración y Producción para el ejercicio fiscal de 2005.

Para los efectos de esta fracción, se estará a lo siguiente:

a) El precio que se tomará en cuenta para determinar los ingresos por la venta de petróleo crudo no podrá ser inferior al precio promedio ponderado de la mezcla de petróleo crudo mexicano de exportación del periodo correspondiente.

b) El precio que se tomará en cuenta para determinar los ingresos por la venta de gas natural no podrá ser inferior al precio del mercado internacional relevante que al efecto fije la Secretaría de Hacienda y Crédito Público mediante la expedición de reglas de carácter general.

c) Las mermas por derramas o quema de petróleo o gas natural se considerarán como ventas de exportación y el precio que se utilizará para el cálculo del derecho será el que corresponda de acuerdo a los incisos a) o b) anteriores, respectivamente.

d) Las regiones petroleras de explotación de petróleo y gas natural serán las que dé a conocer la Secretaría de Hacienda y Crédito Público mediante reglas de carácter general.

PEMEX-Exploración y Producción enterará diariamente, incluyendo los días inhábiles, anticipos a cuenta de este derecho como mínimo, por 193 millones 492 mil pesos durante el año. Además, PEMEX-Exploración y Producción enterará el primer día hábil de cada semana un anticipo de 1,358 millones 168 mil pesos.

El derecho se calculará y enterará mensualmente por conducto de PEMEX-Exploración y Producción, mediante la presentación de la declaración correspondiente ante la Tesorería de la Federación, a más tardar el último día hábil del segundo mes posterior a aquél al que correspondan los pagos provisionales. Contra el monto del derecho que resulte a su cargo en la declaración mensual, PEMEX-Exploración y Producción podrá acreditar los anticipos efectuados por el mes de que se trate en los términos del párrafo anterior, sin que causen recargos las diferencias que, en su caso, resulten. Las diferencias que resulten a cargo de PEMEX-Exploración y Producción con posterioridad a la presentación de la declaración del pago provisional de que se trate deberán enterarse mediante declaración complementaria que presentará ante la Tesorería de la Federación, incluyendo la actualización y los recargos aplicables en los términos del Código Fiscal de la Federación.

PEMEX-Exploración y Producción calculará y enterará el monto del derecho sobre la extracción de petróleo que resulte a su cargo por el ejercicio fiscal de 2005, mediante declaración que presentará ante la Tesorería de la Federación a más tardar el último día hábil del mes de marzo de 2006. Contra el monto que resulte a su cargo, PEMEX-Exploración y Producción podrá acreditar los pagos provisionales efectuados durante el año en los términos de esta fracción.

II. Derecho extraordinario sobre la extracción de petróleo.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el derecho que establece esta fracción aplicando la tasa del 25.5% sobre la base del derecho sobre la extracción de petróleo a que se refiere la fracción I anterior y lo enterará por conducto de PEMEX-Exploración y Producción, conjuntamente con este último derecho.

Petróleos Mexicanos y sus organismos subsidiarios enterarán diariamente incluyendo los días inhábiles, por conducto de Pemex-Exploración y Producción, anticipos a cuenta de este derecho, como mínimo, por 96 millones 225 mil pesos durante el año. Además, Pemex-Exploración y Producción enterará el primer día hábil de cada semana un anticipo de 675 millones 426 mil pesos.

El derecho se calculará y enterará mensualmente por conducto de Pemex-Exploración y Producción, mediante la presentación de la declaración correspondiente ante la Tesorería de la Federación, a más tardar el último día hábil del segundo mes posterior a aquél al que correspondan los pagos provisionales. Contra el monto del derecho que resulte a su cargo en la declaración mensual, Pemex-Exploración y Producción podrá acreditar los anticipos efectuados por el mes de que se trate en los términos del párrafo anterior, sin que causen recargos las diferencias que, en su caso, resulten. Las diferencias que resulten a cargo de Pemex-Exploración y Producción con posterioridad a la presentación de la declaración del pago provisional de que se trate deberán enterarse mediante declaración complementaria que se presentará ante la Tesorería de la Federación, incluyendo la actualización y los recargos aplicables en los términos del Código Fiscal de la Federación.

Pemex-Exploración y Producción calculará y enterará el monto del derecho extraordinario sobre la extracción de petróleo que resulte a su cargo por el ejercicio fiscal de 2005, mediante declaración que presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2006. Contra el monto que resulte a su cargo, Pemex-Exploración y Producción podrá acreditar los pagos provisionales efectuados durante el año en los términos de esta fracción.

Los ingresos que la Federación obtenga por este derecho extraordinario no serán participables a los Estados, Municipios y al Distrito Federal.

III. Derecho adicional sobre la extracción de petróleo.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el derecho que establece esta fracción aplicando la tasa del 1.1% sobre la base del derecho sobre la extracción de petróleo a que se refiere la fracción I anterior.

El derecho se calculará y enterará mensualmente por conducto de Pemex-Exploración y Producción, mediante la presentación de la declaración correspondiente ante la Tesorería de la Federación, a más tardar el último día hábil del segundo mes posterior a aquél al que corresponda. Las diferencias que resulten a cargo de Pemex-Exploración y Producción con posterioridad a la presentación de la declaración del pago provisional de que se trate deberán enterarse mediante declaración complementaria que presentará ante la Tesorería de la Federación, incluyendo la actualización y los recargos aplicables, en los términos del Código Fiscal de la Federación.

Pemex-Exploración y Producción calculará y enterará el monto del derecho adicional sobre la extracción de petróleo que resulte a su cargo por el ejercicio fiscal de 2005, mediante declaración que presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2006. Contra el monto que resulte a su cargo, Pemex-Exploración y Producción podrá acreditar los pagos provisionales efectuados durante el año en los términos de esta fracción.

IV. Impuesto a los rendimientos petroleros.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el impuesto a los rendimientos petroleros, de conformidad con lo siguiente:

a) Cada organismo deberá calcular el impuesto a que se refiere esta fracción aplicando al rendimiento neto del ejercicio la tasa del 30%. El rendimiento neto a que se refiere este párrafo, se determinará restando de la totalidad de los ingresos del ejercicio, el total de las deducciones autorizadas que se efectúen en el mismo, siempre que los ingresos sean superiores a las deducciones. Cuando el monto de los ingresos sea inferior a las deducciones autorizadas, se determinará una pérdida neta.

b) Cada organismo efectuará dos anticipos a cuenta del impuesto del ejercicio a más tardar el último día hábil de los meses de agosto y noviembre de 2005 aplicando la tasa del 30% al rendimiento neto determinado conforme al inciso anterior, correspondiente a los periodos comprendidos de enero a junio, en el primer caso y de enero a septiembre, en el segundo caso.

El monto de los pagos provisionales efectuados durante el año se acreditará contra el monto del impuesto del ejercicio, el cual se pagará mediante declaración que presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2006.

c) Petróleos Mexicanos y sus organismos subsidiarios podrán determinar el impuesto a que se refiere esta fracción en forma consolidada. Para tal efecto, Petróleos Mexicanos calculará el rendimiento neto o la pérdida neta consolidados aplicando los procedimientos que establecen las disposiciones fiscales y las reglas específicas que al efecto expida la Secretaría de Hacienda y Crédito Público.

Para el cumplimiento de lo dispuesto en esta fracción se aplicarán, en lo conducente, las disposiciones fiscales y las reglas de carácter general expedidas por la Secretaría de Hacienda y Crédito Público en materia de ingresos, deducciones, cumplimiento de obligaciones y facultades de las autoridades fiscales.

V. Derecho sobre hidrocarburos.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el derecho sobre hidrocarburos aplicando la tasa del 60.8%, al total de los ingresos por las ventas de hidrocarburos y petroquímicos a terceros, que efectúen en el ejercicio fiscal de 2005. Los ingresos antes citados se determinarán incluyendo el impuesto especial sobre producción y servicios por enajenaciones y autoconsumo de Pemex-Refinación sin tomar en consideración el impuesto al valor agregado ni el valor de la enajenación a la Comisión Federal de Electricidad de combustibles que hayan sido previamente importados por Petróleos Mexicanos y sus organismos subsidiarios.

El derecho se calculará y enterará mensualmente por conducto de Petróleos Mexicanos, mediante la presentación de la declaración correspondiente ante la Tesorería de la Federación, a más tardar el último día hábil del segundo mes posterior a aquél al que correspondan los pagos provisionales. Contra el monto del derecho que resulte a su cargo en la declaración mensual, Petróleos Mexicanos podrá acreditar las cantidades efectivamente pagadas de acuerdo con lo establecido en las fracciones I, II, III y IV de este artículo y en la Ley del Impuesto Especial sobre Producción y Servicios, correspondientes al periodo de que se trate, así como el monto que resulte de multiplicar

1.50 dólares por el número de miles de pies cúbicos de gas natural no asociado que exceda de una producción de 1,819.5 millones de pies cúbicos diarios en promedio, en el periodo correspondiente. Cuando el monto a acreditar en los términos de este párrafo sea superior o inferior al derecho sobre hidrocarburos a pagar por el periodo de que se trate, se reducirán o incrementarán respectivamente, las tasas de los derechos a que se refieren las fracciones I y II de este artículo para dicho periodo, en el porcentaje necesario para que el monto acreditable sea igual a la cantidad a pagar por el derecho sobre hidrocarburos, de acuerdo con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público.

Las diferencias que resulten a cargo de Petróleos Mexicanos con posterioridad a la presentación de la declaración del pago provisional a que se refiere el párrafo anterior deberán enterarse mediante declaración complementaria que se presentará ante la Tesorería de la Federación, incluyendo la actualización y los recargos aplicables en los términos del Código Fiscal de la Federación.

Petróleos Mexicanos calculará y enterará el monto del derecho sobre hidrocarburos que resulte a su cargo por el ejercicio fiscal de 2005, mediante declaración que presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2006. Contra el monto que resulte a su cargo en la declaración anual, Petróleos Mexicanos podrá acreditar las cantidades efectivamente pagadas en el ejercicio, de acuerdo con lo establecido en las fracciones I, II, III y IV de este artículo y en la Ley del Impuesto Especial sobre Producción y Servicios, así como el monto que resulte de multiplicar 1.50 dólares por el número de miles de pies cúbicos de gas natural no asociado que exceda de una producción de 1,819.5 millones de pies cúbicos diarios en promedio, en el ejercicio fiscal de 2005. Cuando el monto a acreditar en los términos de este párrafo sea superior o inferior al derecho sobre hidrocarburos a pagar en el ejercicio, se reducirán o incrementarán, respectivamente, las tasas de los derechos a que se refieren las fracciones I y II de este artículo para el ejercicio, en el porcentaje necesario para que el monto acreditable sea igual a la cantidad a pagar por el derecho sobre hidrocarburos, de acuerdo con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público.

VI. Impuesto Especial sobre Producción y Servicios.

Petróleos Mexicanos y sus organismos subsidiarios, por la enajenación de gasolinas y diesel, enterarán por conducto de Pemex-Refinación, diariamente, incluyendo los días inhábiles, anticipos por un monto de 192 millones 755 mil pesos, como mínimo, a cuenta del impuesto especial sobre producción y servicios, mismos que se acreditarán contra el pago mensual que establece la Ley del Impuesto Especial sobre Producción y Servicios, correspondiente al mes por el que se efectuaron los anticipos. El pago mensual de dicho impuesto deberá presentarse a más tardar el último día hábil del mes posterior a aquél al que corresponda el pago, mismo que podrá modificarse mediante declaración complementaria que se presentará a más tardar el último día hábil del tercer mes siguiente a aquél en que se presentó la declaración que se complementa, sin que se causen recargos por las diferencias que, en su caso, resulten, siempre que éstas no excedan del 3% del impuesto declarado. Cuando estas últimas diferencias excedan a dicho por ciento, se pagarán recargos por el total de las mismas. Todas estas declaraciones se presentarán en la Tesorería de la Federación.

Los pagos mínimos diarios por concepto del impuesto especial sobre producción y servicios por la enajenación de gasolinas y diesel, se modificarán cuando los precios de dichos productos varíen, para lo cual se aplicará sobre los pagos mínimos diarios un factor que será equivalente al aumento o disminución porcentual que registren los productos antes señalados, el cual será determinado por la Secretaría de Hacienda y Crédito Público, a más tardar el tercer día posterior a su modificación.

Cuando las gasolinas y el diesel registren diferentes por cientos de incremento, la Secretaría de Hacienda y Crédito Público determinará el factor a que se refiere el párrafo anterior, tomando en consideración el aumento o la disminución promedio ponderado de dichos productos, de acuerdo con el consumo que de los mismos se haya presentado durante el trimestre inmediato anterior a la fecha de incremento de los precios.

El Banco de México deducirá los pagos diarios y semanales que establecen las fracciones anteriores de los depósitos que Petróleos Mexicanos o sus organismos subsidiarios deben hacer en dicha institución, conforme a la Ley del propio Banco de México y los concentrará en la Tesorería de la Federación.

Cuando en un lugar o región del país se establezca un sobreprecio al precio de la gasolina, no se estará obligado al pago del impuesto especial sobre producción y servicios por dicho sobreprecio en la enajenación de este combustible.

VII. Impuesto al Valor Agregado.

Petróleos Mexicanos y sus organismos subsidiarios efectuarán individualmente los pagos provisionales de este impuesto en la Tesorería de la Federación, mediante declaraciones que presentarán a más tardar el último día hábil del mes siguiente, las que podrán modificarse mediante declaración complementaria que presentarán a más tardar el último día hábil del tercer mes siguiente a aquél en que se presentó la declaración que se complementa, sin que se causen recargos por las diferencias que, en su caso, resulten, siempre que éstas no excedan del 3% del impuesto declarado. Cuando estas últimas diferencias excedan a dicho por ciento, se pagarán recargos por el total de las mismas.

VIII. Contribuciones causadas por la importación de mercancías.

Petróleos Mexicanos y sus organismos subsidiarios determinarán individualmente los impuestos a la importación y las demás contribuciones que se causen con motivo de las importaciones que realicen, debiendo pagarlas ante la Tesorería de la Federación a más tardar el último día hábil del mes posterior a aquél en que se efectúe la importación.

IX. Impuestos a la Exportación.

Cuando el Ejecutivo Federal, en ejercicio de las facultades a que se refiere el artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, establezca impuestos a la exportación de petróleo crudo, gas natural y sus derivados, Petróleos Mexicanos y sus organismos subsidiarios deberán determinarlos y pagarlos a más tardar el último día hábil del mes siguiente a aquél en que se efectúe la exportación.

X. Derechos.

Los derechos que causen Petróleos Mexicanos y sus organismos subsidiarios se determinarán y pagarán en los términos de esta Ley y de la Ley Federal de Derechos.

XI. Aprovechamiento sobre rendimientos excedentes.

Cuando en el mercado internacional el precio promedio ponderado acumulado mensual del barril del petróleo crudo mexicano exceda de 23.00 dólares de los Estados Unidos de América, Petróleos Mexicanos y sus organismos subsidiarios pagarán un aprovechamiento que se calculará aplicando la tasa del 39.2% sobre el rendimiento excedente acumulado, que se determinará multiplicando la diferencia entre el valor promedio ponderado acumulado del barril de crudo y 23.00 dólares de los Estados Unidos de América por el volumen total de exportación acumulado de hidrocarburos.

Para los efectos de lo establecido en esta fracción, Petróleos Mexicanos y sus organismos subsidiarios calcularán y efectuarán anticipos trimestrales a cuenta del aprovechamiento anual, que se pagarán a más tardar el último día hábil de los meses de abril, julio y octubre de 2005 y enero de 2006. Pemex y sus organismos subsidiarios presentarán ante la Tesorería de la Federación una declaración anual por este concepto a más tardar el último día hábil del mes de marzo de 2006, en la que podrán acreditar los anticipos trimestrales enterados en el ejercicio.

XII. Otras Obligaciones.

Petróleos Mexicanos será quien cumpla por sí y por cuenta de sus subsidiarias las obligaciones señaladas en esta Ley y en las demás leyes fiscales, excepto la de efectuar pagos provisionales diarios y semanales cuando así se prevea expresamente. Para tal efecto, Petróleos Mexicanos será solidariamente responsable del pago de contribuciones, aprovechamientos y productos, que correspondan a sus organismos subsidiarios.

Petróleos Mexicanos y sus organismos subsidiarios presentarán las declaraciones, harán los pagos y cumplirán con las obligaciones de retener y enterar las contribuciones y aprovechamientos a cargo de terceros, incluyendo los establecidos en la Ley del Impuesto sobre la Renta, ante la Tesorería de la Federación.

La Secretaría de Hacienda y Crédito Público queda facultada para variar el monto de los pagos provisionales, diarios y semanales, establecidos en este artículo, cuando existan modificaciones en los ingresos de Petróleos Mexicanos o de sus organismos subsidiarios que así lo ameriten; así como para expedir las reglas específicas para la aplicación y cumplimiento de las fracciones I, II, III y V de este artículo.

Petróleos Mexicanos presentará una declaración a la Secretaría de Hacienda y Crédito Público, en los meses de abril, julio y octubre de 2005 y enero de 2006 en la que informará sobre los pagos por contribuciones y los accesorios a su cargo o a cargo de sus organismos subsidiarios, efectuados en el trimestre anterior.

Petróleos Mexicanos presentará conjuntamente con su declaración anual del impuesto a los rendimientos petroleros, declaración informativa sobre la totalidad de las contribuciones causadas o enteradas durante el ejercicio anterior, por sí y por sus organismos subsidiarios.

Petróleos Mexicanos descontará de su facturación a las estaciones de servicio, por concepto de mermas, el 0.74% del valor total de las enajenaciones de gasolina PEMEX Magna y PEMEX Premium, que realice a dichas estaciones de servicio. El monto de ingresos que deje de percibir Petróleos Mexicanos por este concepto, podrá ser disminuido de los pagos mensuales que del impuesto especial sobre producción y servicios debe efectuar dicho organismo en los términos del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios.

Capítulo III
De las Facilidades Administrativas y Estímulos Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos al 1.5% mensual sobre los saldos insolutos, durante el ejercicio fiscal de 2005. Esta tasa se reducirá, en su caso, a la que resulte mayor entre:

I. La tasa de 0.75%, y

II. La tasa de 0.75% multiplicada por el factor que se determine en los términos de esta fracción, cuando dicho factor sea mayor que 1.9.

El factor a que se refiere esta fracción se obtendrá de dividir entre 0.03, el cociente que resulte de dividir el Índice Nacional de Precios al Consumidor del penúltimo mes inmediato anterior a aquél por el que se calculan los recargos, entre el Índice Nacional de Precios al Consumidor del mismo mes del ejercicio inmediato anterior, restando la unidad a dicho cociente.

La reducción a que se refiere el primer párrafo del presente artículo, también será aplicable a los intereses a cargo del fisco federal a que se refiere el artículo 22-A del Código Fiscal de la Federación.

La Secretaría de Hacienda y Crédito Público realizará los cálculos a que se refiere este artículo y publicará la tasa de recargos vigente para cada mes en el **Diario Oficial de la Federación**.

Artículo 9o. Se ratifican los acuerdos expedidos en el Ramo de Hacienda, por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Asimismo, se ratifican los convenios que se hayan celebrado entre la Federación por una parte y los Estados, organismos autónomos por disposición Constitucional de éstos y los Municipios, por la otra, en los cuales se finiquiten adeudos entre ellos.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2005, por el uso o aprovechamiento de bienes del dominio público o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos.

Para establecer el monto de los aprovechamientos a que hace referencia este artículo, por la prestación de servicios y por el uso o aprovechamiento de bienes, se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero, de los organismos públicos que realicen dichos actos, conforme a lo siguiente:

I. La cantidad que deba cubrirse por concepto de uso o aprovechamiento de bienes o por la prestación de servicios, que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso o aprovechamiento o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso o aprovechamiento de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso o aprovechamiento de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

A los organismos que omitan total o parcialmente el cobro o el entero de los aprovechamientos establecidos en los términos de esta Ley, se les disminuirá del presupuesto que les haya sido asignado para el ejercicio a las entidades correspondientes, una cantidad equivalente a dos veces el valor de la omisión efectuada.

Durante el ejercicio fiscal de 2005, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias y entidades de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias o entidades interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2005, los montos de los aprovechamientos que tengan una cuota fija o se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia o entidad de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los aprovechamientos cuya autorización haya sido negada por parte de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia o entidad de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2005, sólo surtirán sus efectos para dicho año y, en su caso, en las mismas se señalará el destino específico que se apruebe para los aprovechamientos que perciba la dependencia o entidad correspondiente.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2005, se aplicarán los vigentes al 31 de diciembre de 2004, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado un incremento posterior, a partir de la última vez en el que fueron incrementados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0409
Febrero	1.0344
Marzo	1.0283
Abril	1.0248
Mayo	1.0233
Junio	1.0258
Julio	1.0242
Agosto	1.0215
Septiembre	1.0170
Octubre	1.0124
Noviembre	1.0092
Diciembre	1.0028

En el caso de aprovechamientos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2005 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2004, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el presente ejercicio fiscal.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, así como aquellos a que se refiere la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, y los accesorios de los aprovechamientos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias y entidades interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias y entidades de la Administración Pública Federal, deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2005, los conceptos y montos de los ingresos que por aprovechamientos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias y entidades a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante el mes de julio de 2005, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre.

Artículo 11. Los ingresos por aprovechamientos a que se refiere el artículo anterior, se destinarán, previa aprobación de la Secretaría de Hacienda y Crédito Público, a cubrir los gastos autorizados de operación, conservación, mantenimiento e inversión, hasta por el monto autorizado en el presupuesto de la dependencia, para la unidad generadora de dichos ingresos.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso o aprovechamiento de bienes o el servicio por el cual se cobra el aprovechamiento. Cuando no exista una asignación presupuestal específica por unidad generadora, se considerará el presupuesto total asignado a la dependencia en la proporción que representen los ingresos de la unidad generadora respecto del total de los ingresos de la dependencia.

Las dependencias a las que se les apruebe destinar los ingresos por aprovechamientos para cubrir sus gastos autorizados de operación, conservación, mantenimiento e inversión, en los términos del primer párrafo de este artículo, lo harán en forma mensual y hasta por el monto presupuestal autorizado por la Secretaría de Hacienda y Crédito Público para el mismo periodo. La parte de los ingresos que exceda el límite autorizado para el mes que corresponda, se enterará a la Tesorería de la Federación a más tardar el décimo día del mes siguiente a aquél en el que obtuvo el ingreso la entidad de que se trate.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal, el mismo se destinará a la capitalización de los Bancos de Desarrollo.

El aprovechamiento que fije la Secretaría de Hacienda y Crédito Público con motivo del otorgamiento de la concesión para la explotación, uso y aprovechamiento de bienes del dominio público en los puertos, terminales y marinas, podrá destinarse a los municipios a cuyas playas corresponda la zona concesionada.

Los ingresos que se obtengan por los productos señalados en la fracción V del rubro A del artículo 1o. de esta Ley, se podrán destinar a las dependencias que enajenen los bienes, otorguen su uso o goce o presten los servicios, para cubrir sus gastos autorizados de operación, conservación, mantenimiento e inversión, hasta por el monto que señale el presupuesto de egresos de la entidad para la unidad generadora de dichos ingresos, que les hubiere sido autorizado para el mes de que se trate. Los ingresos que excedan del límite señalado no tendrán fin específico y se enterarán a la Tesorería de la Federación a más tardar el décimo día del mes siguiente a aquél en el que se obtuvo el ingreso.

Se entiende por unidad generadora de los ingresos de la entidad, cada uno de los establecimientos de la misma, en los que se enajena el bien o se otorga o proporciona, de manera autónoma e integral, el uso o goce de bienes o el servicio por el cual se cobra el producto. Cuando no exista una asignación presupuestal específica por unidad generadora, se considerará el presupuesto total asignado a la entidad en la proporción que representen los ingresos de la unidad generadora respecto del total de ingresos de la entidad.

Artículo 12. Las autorizaciones para fijar o modificar las cuotas de los productos, que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2005, sólo surtirán sus efectos para dicho año y, en su caso, en dichas autorizaciones se señalará el destino específico que se apruebe para los productos que perciba la dependencia o entidad correspondiente.

El Ejecutivo Federal por conducto de la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, autorizará para el ejercicio fiscal de 2005, las modificaciones y las cuotas de los productos, aun cuando su cobro se encuentre previsto en otras leyes, así como el destino de los mismos a la dependencia correspondiente.

Para tal efecto, las dependencias o entidades interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2005, los montos de los productos que tengan una cuota fija o se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia o entidad de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los productos cuya autorización haya sido negada por parte de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia o entidad de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2005, se aplicarán los vigentes al 31 de diciembre de 2004, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado un incremento posterior, a partir de la última vez en el que fueron incrementados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0409
Febrero	1.0344
Marzo	1.0283
Abril	1.0248
Mayo	1.0233
Junio	1.0258
Julio	1.0242
Agosto	1.0215
Septiembre	1.0170
Octubre	1.0124
Noviembre	1.0092
Diciembre	1.0028

En el caso de productos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2005 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2004, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el presente ejercicio fiscal.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias y entidades interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias y entidades de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2005, los conceptos y montos de los ingresos que por productos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias y entidades a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante el mes de julio de 2005 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre.

Cuando las dependencias y entidades de la Administración Pública no enteren a la Tesorería de la Federación el monto de los productos cobrados dentro de los plazos que correspondan, dicho monto se actualizará desde el mes en que debió hacerse el pago y hasta que el mismo se efectúe, de conformidad con lo establecido en el artículo 17-A del Código Fiscal de la Federación y deberán pagarse recargos por concepto de indemnización al fisco federal por la falta de pago oportuno, aplicando al efecto lo dispuesto en el artículo 21 del citado ordenamiento. En el caso de que no se establezca plazo para el entero de los productos, éstos se deberán enterar a más tardar dentro de los 17 días del mes siguiente a aquél en el que se hayan cobrado, siempre y cuando los mismos no tengan un destino específico.

Artículo 13. Los ingresos que se recauden por parte de las dependencias o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán enterarse a la Tesorería de la Federación y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la cuenta de la Hacienda Pública Federal. Los ingresos que se enterarán a la Tesorería de la Federación en los términos de este párrafo, serán los netos de gasto de recaudación que autorice el Código Fiscal de la Federación.

Tratándose de los ingresos a que se refiere el párrafo que antecede que se destinen a un fin específico, deberán depositarse en una cuenta a nombre de la dependencia generadora de los ingresos, debidamente registrada ante la Tesorería de la Federación, a fin de que la propia Tesorería ejerza facultades para comprobar el cumplimiento del destino específico autorizado en los términos de esta Ley.

Las entidades sujetas a control presupuestario directo, los Poderes Legislativo y Judicial, el Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley.

Las entidades sujetas a control presupuestario indirecto, deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece esta Ley y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

Cuando los ingresos por derechos, productos o aprovechamientos, se destinen a un fin específico y para el cumplimiento de dicho destino se hubiere creado un fideicomiso, la Tesorería de la Federación deberá formar parte del Comité de Vigilancia del mismo, para verificar que los ingresos referidos se destinen al fin para el que fueron autorizados.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social de las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios Institutos y por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

Igualmente, no se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

Los recursos autogenerados por prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquiera otra vía, de las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, independientemente de que sean organismos descentralizados u órganos desconcentrados, serán aplicados por éstos para gastos de sus objetivos y programas institucionales. La cuantía o la disponibilidad de recursos autogenerados a que se refiere este párrafo, no dará lugar a la disminución, limitación o compensación de las asignaciones presupuestales normales autorizadas conforme al Presupuesto de Egresos de la Federación, ni tampoco dará lugar para que la Federación, los gobiernos estatales y municipales reduzcan o limiten su obligación de destinar recursos crecientes a la educación pública.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que presten servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, a que hace referencia el párrafo anterior, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público, el origen y aplicación de los recursos autogenerados.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Las oficinas cuentadantes de la Tesorería de la Federación, deberán conservar, durante dos años, la cuenta comprobada y los documentos justificativos de los ingresos que recauden por los diversos conceptos que establece esta Ley.

Las dependencias y entidades de la Administración Pública Federal presentarán, a más tardar en el mes de marzo de 2005, ante la Secretaría de Hacienda y Crédito Público, una declaración informativa sobre los ingresos percibidos durante el ejercicio fiscal de 2004 por concepto de contribuciones, aprovechamientos y productos.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar al final del ejercicio, en la Tesorería de la Federación, los recursos no devengados.

Artículo 14. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación, hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido, las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos y desincorporación de entidades son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Los ingresos netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación, y deberán manifestarse, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Artículo 15. Se aplicará el régimen establecido en esta Ley, salvo lo dispuesto en el artículo 13 de la misma, a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control presupuestario en los términos de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005, entre las que se comprende, de manera enunciativa a las siguientes:

Petróleos Mexicanos y sus organismos subsidiarios.

Comisión Federal de Electricidad.

Instituto Mexicano del Seguro Social.

Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Luz y Fuerza del Centro.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones, aun cuando se sujeten al régimen establecido en esta Ley.

Artículo 16. Se faculta a las autoridades fiscales para que lleven a cabo la cancelación de los créditos fiscales cuyo cobro les corresponda efectuar, en los casos en que exista imposibilidad práctica de cobro. Se considera que existe imposibilidad práctica de cobro, entre otras, cuando los deudores no tengan bienes embargables, el deudor hubiera fallecido o desaparecido sin dejar bienes a su nombre o cuando por sentencia firme hubiera sido declarado en quiebra por falta de activo.

Artículo 17. En materia de estímulos fiscales, durante el ejercicio fiscal de 2005, se estará a lo siguiente:

I. Se otorga un estímulo fiscal a los contribuyentes dedicados exclusivamente a las actividades de los sectores agropecuario y forestal, consistente en permitir el acreditamiento de la inversión realizada contra una cantidad equivalente al impuesto al activo determinado en el ejercicio, mismo que podrá acreditarse en ejercicios posteriores hasta agotarse. Igual estímulo se otorgará para el sector forestal en lo relativo a inversiones en protección, conservación y restauración cuando se refieran a construcción de torres contra incendios, caminos forestales, viveros de alta productividad, brechas corta fuego, equipo y mobiliario contra incendios, laboratorios de sanidad, habilitación y pagos de jornales a brigadas contra incendios forestales.

II. Se otorga un estímulo fiscal en el impuesto al activo a los contribuyentes residentes en México que se dediquen al transporte aéreo o marítimo de personas o bienes por los aviones o embarcaciones que tengan concesión o permiso del Gobierno Federal para ser explotados comercialmente, en los siguientes términos:

a) Tratándose de aviones o embarcaciones arrendados, acreditarán contra el impuesto al activo a su cargo, el impuesto sobre la renta que se hubiera retenido de aplicarse la tasa del 21% en lugar de la tasa del 5% que establece el artículo 188 de la Ley del Impuesto sobre la Renta a los pagos por el uso o goce de dichos bienes, siempre que se hubiera efectuado la retención y entero de este impuesto y que los aviones o embarcaciones sean explotados comercialmente por el arrendatario en la transportación de pasajeros o bienes.

b) En el caso de aviones o embarcaciones propiedad del contribuyente, el valor de dichos activos que se determine conforme a la fracción II del artículo 2o. de la Ley del Impuesto al Activo, se multiplicará por el factor de 0.1 tratándose de aviones y por el factor de 0.2 tratándose de embarcaciones, y el monto que resulte será el que se utilizará para determinar el valor del activo de esos contribuyentes respecto de dichos bienes conforme al artículo mencionado.

Los contribuyentes a que se refiere esta fracción que hubieran ejercido la opción a que se refiere el artículo 5-A de la Ley del Impuesto al Activo, podrán efectuar el cálculo del impuesto que les corresponda, aplicando para tal efecto lo dispuesto en esta fracción.

Los contribuyentes a que se refiere esta fracción, no podrán reducir del valor del activo del ejercicio las deudas contratadas para la obtención del uso o goce o la adquisición de los aviones o embarcaciones, ni aquellas que se contraten para financiar el mantenimiento de los mismos, por los que se aplique el estímulo a que la misma se refiere.

III. Se otorga un estímulo fiscal en el impuesto al activo a los Almacenes Generales de Depósito por los inmuebles de su propiedad que utilicen para el almacenamiento, guarda o conservación de bienes o mercancías, consistente en permitir que el valor de dichos activos que se determine conforme a la fracción II del artículo 2o. de la Ley del Impuesto al Activo, se multiplique por el factor de 0.2; el monto que resulte será el que se utilizará para determinar el valor del activo de esos contribuyentes respecto de dichos bienes, conforme al artículo mencionado.

Los contribuyentes a que se refiere esta fracción, que hubieran ejercido la opción a que se refiere el artículo 5-A de la Ley del Impuesto al Activo, podrán efectuar el cálculo del impuesto que les corresponda, aplicando para tal efecto lo dispuesto en esta fracción.

IV. Se otorga un estímulo fiscal en el impuesto al activo a las personas físicas que tributen conforme al régimen de pequeños contribuyentes a que se refiere la Ley del Impuesto sobre la Renta, consistente en el monto total del impuesto que hubiere causado.

V. Se otorga un estímulo fiscal en el impuesto al activo por el monto total del mismo que se derive de la propiedad de cuentas por cobrar derivadas de contratos que celebren los contribuyentes con organismos públicos descentralizados del Gobierno Federal, respecto de inversiones de infraestructura productiva destinada a actividades prioritarias, autorizada por la Secretaría de Hacienda y Crédito Público, en los términos del artículo 18 de la Ley General de Deuda Pública.

VI. Se otorga un estímulo fiscal a los contribuyentes de los sectores agrícola, ganadero, pesquero y minero que adquieran diesel para su consumo final y siempre que dicho combustible no sea para uso automotriz en vehículos que se destinen al transporte de personas o efectos a través de carreteras o caminos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible, siempre que se utilice exclusivamente como combustible en:

a) Maquinaria fija de combustión interna, maquinaria de flama abierta y locomotoras.

b) Vehículos marinos y maquinaria utilizada en las actividades de acuacultura.

c) Tractores, motocultores, combinadas, empacadoras de forraje, revolvedoras, desgranadoras, molinos, cosechadoras o máquinas de combustión interna para aserrío, bombeo de agua o generación de energía eléctrica, que se utilicen en actividades de siembra, cultivo y cosecha de productos agrícolas; cría y engorda de ganado, aves de corral y animales; cultivo de los bosques o montes, así como en la cría, conservación, restauración, fomento y aprovechamiento de la vegetación de los mismos.

d) Vehículos de baja velocidad o bajo perfil, que por sus características no estén autorizados para circular por sí mismos en carreteras federales o concesionadas y siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Asimismo, los contribuyentes que adquieran diesel para su consumo final que se utilice exclusivamente como combustible en maquinaria fija de combustión interna, maquinaria de flama abierta y locomotoras, independientemente del sector al que pertenezcan, podrán aplicar el estímulo fiscal a que se refiere esta fracción.

VII. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

a) Podrán acreditar únicamente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación del diesel.

Para estos efectos, el monto que dichas personas podrán acreditar será el que se señale expresamente y por separado en el comprobante correspondiente.

En los casos en que el diesel se adquiera de agencias o distribuidores autorizados, el impuesto que los contribuyentes antes mencionados podrán acreditar, será el que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a dichas agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores comercialicen a esas personas. En ningún caso procederá la devolución de las cantidades a que se refiere este inciso.

b) Las personas que utilicen el diesel en las actividades agropecuarias o silvícolas señaladas en el inciso c) de la fracción VI de este artículo, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diesel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el inciso anterior.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate.

El acreditamiento a que se refiere la fracción anterior, podrá efectuarse contra el impuesto sobre la renta y el impuesto al valor agregado, que tenga el contribuyente a su cargo o contra las retenciones efectuadas a terceros por dichos impuestos, así como contra el impuesto al activo.

VIII. Las personas que adquieran diesel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere el inciso c) de la fracción VI del presente artículo, podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción VII que antecede, en lugar de efectuar el acreditamiento a que el mismo se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución, serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a $685.52 mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,371.05 mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior, a más tardar el 31 de enero de 2005.

Las personas morales que podrán solicitar la devolución serán aquéllas cuyos ingresos en el ejercicio inmediato anterior, no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a $685.52 mensuales, por cada uno de los socios o asociados sin que exceda en su totalidad de $7,229.33 mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,371.05 mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de $13,704.91 mensuales.

Las cantidades en moneda nacional establecidas en los párrafos anteriores, se actualizarán en los meses de enero y julio con el factor de actualización correspondiente al periodo comprendido desde el séptimo mes inmediato anterior hasta el último mes inmediato anterior a aquél por el cual se efectúa la actualización, mismo que se obtendrá de conformidad con el artículo 17-A del Código Fiscal de la Federación. El Servicio de Administración Tributaria realizará las operaciones aritméticas previstas en este artículo y publicará los resultados de la actualización en el **Diario Oficial de la Federación** a más tardar el día 10 de los meses citados.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre del mismo año y enero del siguiente.

Las personas a que se refiere el primer párrafo de esta fracción, deberán llevar un registro de control de consumo de diesel, en el que asienten mensualmente la totalidad del diesel que utilicen para sus actividades agropecuarias o silvícolas en los términos del inciso c) de la fracción VI de este artículo, distinguiendo entre el diesel que se hubiera destinado para los fines a que se refiere dicho inciso, del diesel utilizado para otros fines. Dicho registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

Para obtener la devolución a que se refiere esta fracción, se deberá presentar la forma oficial 32 de devoluciones, ante la Administración Local de Recaudación que corresponda, acompañada de la documentación que la misma solicite, así como la establecida en la presente fracción.

El derecho para la recuperación mediante acreditamiento o devolución del impuesto especial sobre producción y servicios, tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diesel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no lo acredite o solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción no serán aplicables a los contribuyentes que utilicen el diesel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IX. Para la aplicación del estímulo fiscal a que hace referencia el artículo 219 de la Ley del Impuesto sobre la Renta, se estará a lo siguiente:

a) Se creará un Comité Interinstitucional que estará formado por un representante del Consejo Nacional de Ciencia y Tecnología, quien tendrá voto de calidad en la autorización de los proyectos de ciencia y tecnología, uno de la Secretaría de Economía, uno de la Secretaría de Hacienda y Crédito Público y uno de la Secretaría de Educación Pública, el cual deberá dar a conocer a más tardar el 31 de marzo de 2005, las reglas generales con que operará dicho Comité, así como los sectores prioritarios susceptibles de obtener el beneficio, las características de las empresas y los requisitos adicionales que se deberán cumplir para poder solicitar el beneficio del estímulo.

b) El monto total del estímulo a distribuir entre los aspirantes del beneficio, no excederá de 3,000 millones de pesos para el año de 2005.

c) El Comité Interinstitucional estará obligado a publicar a más tardar el último día de los meses de julio y diciembre de 2005, el monto erogado durante el primer y segundo semestres, según corresponda, así como las empresas beneficiarias del estímulo fiscal y los proyectos por los cuales fueron merecedoras de este beneficio.

El contribuyente podrá aplicar el estímulo fiscal a que se refiere esta fracción, contra el impuesto sobre la renta o el impuesto al activo que tenga a su cargo, en la declaración anual del ejercicio en el que se determinó dicho estímulo o en los ejercicios siguientes hasta agotarlo.

La parte del estímulo fiscal no aplicada se actualizará por el periodo comprendido desde el mes en que se presentó la declaración del ejercicio en que se determinó el estímulo fiscal y hasta el mes inmediato anterior a aquél en que se aplique. La parte del estímulo fiscal actualizada pendiente de aplicar, se actualizará por el periodo comprendido desde el mes en que se actualizó por última vez y hasta el mes inmediato anterior a aquél en que se aplique.

X. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado de personas o de carga, consistente en el acreditamiento del monto que resulte necesario para el mes de que se trate a efecto de que el precio, sin considerar el impuesto al valor agregado de dicho combustible, sea equivalente al precio promedio del mes anterior del mismo combustible en la zona del sur de Texas, Estados Unidos de América, sin incluir el impuesto al valor agregado o el impuesto a las ventas que, en su caso, se aplique en esa zona. Para simplificar la aplicación del estímulo a que se refiere esta fracción, el Servicio de Administración Tributaria hará los cálculos correspondientes y dará a conocer mensualmente el factor aplicable en la página de Internet www.sat.gob.mx. Para estos efectos, el factor de acreditamiento se aplicará sobre el monto del impuesto especial sobre producción y servicios que se señale en forma expresa y por separado en el comprobante que expidan las agencias o distribuidoras autorizadas.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, aplicando en lo conducente el artículo 215 de la Ley del Impuesto sobre la Renta.

El acreditamiento del impuesto especial sobre producción y servicios se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del mes en que se adquiera el diesel o los doce meses siguientes a que se adquiera el diesel o contra el impuesto del propio ejercicio.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

XI. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50% del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

El acreditamiento de los gastos a que hace referencia esta fracción se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del ejercicio en que se realicen dichos gastos o contra el impuesto del propio ejercicio, en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación de este beneficio.

XII. Se otorga una franquicia postal y telegráfica a las Cámaras de Diputados y Senadores del Congreso de la Unión. Para estos efectos, cada una de las Cámaras determinará las reglas de operación conducentes.

XIII. Se otorga un estímulo fiscal en el impuesto sobre automóviles nuevos a las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquellos eléctricos que además cuenten con motor de combustión interna, consistente en el monto total del impuesto que hubieren causado.

XIV. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel marino especial, para su consumo final y que sea utilizado exclusivamente como combustible en embarcaciones destinadas al desarrollo de las actividades propias de la marina mercante, consistente en permitir el acreditamiento de un monto equivalente al del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de diesel marino especial.

En los casos en que el diesel marino especial se adquiera de agencias o distribuidores autorizados, el monto que los contribuyentes podrán acreditar será el que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a tales agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores comercialicen a dichos contribuyentes.

Para los efectos de lo dispuesto en los párrafos anteriores, el comprobante que se expida deberá reunir los requisitos previstos en los artículos 29 y 29-A del Código Fiscal de la Federación, sin que se acepte para los efectos del estímulo a que se refiere esta fracción, comprobante simplificado.

Cuando el monto a acreditar a que se refiere esta fracción, sea superior al monto de los pagos provisionales o definitivos de los impuestos contra los que se autoriza el acreditamiento, la diferencia se podrá acreditar contra los pagos subsecuentes, correspondientes al año de 2005. En ningún caso procederá la devolución de las cantidades a que se refiere esta fracción.

El acreditamiento a que se refiere la presente fracción deberá efectuarse, sin excepción alguna, a más tardar en las fechas siguientes:

1. Tratándose del impuesto al valor agregado, en la fecha en que los contribuyentes deban presentar la declaración correspondiente al mes de diciembre de 2005.

2. Tratándose del impuesto sobre la renta o del impuesto al activo, en la fecha en que los contribuyentes deban presentar la declaración correspondiente al ejercicio de 2005.

Para aplicar el estímulo fiscal a que se refiere la presente fracción, los contribuyentes deberán cumplir, además, con lo siguiente:

a) Estar inscritos en el Registro Federal de Contribuyentes, y en el Registro Público Marítimo Nacional como empresa naviera.

b) Presentar en la Administración Local de Recaudación o en la Administración Local de Grandes Contribuyentes, según sea el caso, que corresponda a su domicilio fiscal, dentro de los cinco días posteriores a la presentación de las declaraciones provisionales o del ejercicio del impuesto sobre la renta o del impuesto al activo, o definitivas tratándose del impuesto al valor agregado, en las que se efectúe el acreditamiento a que se refiere el presente Decreto, copia de las mismas, adjuntando la siguiente documentación:

1. Copia del despacho o despachos expedidos por la Capitanía de Puerto respectiva, a las embarcaciones de su propiedad o bajo su legítima posesión en las que haya utilizado el diesel marino especial por el que hayan aplicado el estímulo fiscal a que se refiere el presente Decreto, en el que deberá constar el puerto y fecha de arribo.

En el caso de embarcaciones a las que la Capitanía de Puerto les haya expedido despachos de entradas y salidas múltiples, se deberá anexar copia de dichos despachos en los que deberá constar la fecha de cada una de las ocasiones en que entró y salió del puerto la embarcación.

Tratándose de embarcaciones que sólo realizan navegación interior, los contribuyentes deberán presentar copia del informe mensual rendido a la Capitanía de Puerto sobre el número de viajes realizados.

Los duplicados de los documentos mencionados en este inciso deberán contener el sello y la firma originales de la autoridad marítima que los expida.

2. Escrito en el que se mencione el número de la inscripción del contribuyente en el Registro Público Marítimo Nacional como empresa naviera, manifestando la siguiente información de cada una de las embarcaciones propiedad de la empresa o que se encuentren bajo su legítima posesión en las que hayan utilizado el diesel marino especial por el que hayan aplicado el estímulo fiscal a que se refiere esta fracción:

   i) Nombres de las embarcaciones;

   ii) Matrículas de las embarcaciones;

   iii) Eslora y tonelaje de registro bruto de cada embarcación;

   iv) Capacidad de carga de combustible, y

   v) Cálculo promedio de su consumo de combustible en millas náuticas por galón.

3. Copias simples de los comprobantes fiscales expedidos a favor del contribuyente por la adquisición del diesel marino especial, correspondientes al periodo que abarque la declaración provisional, definitiva o del ejercicio, en que se aplicó el estímulo fiscal.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta y el impuesto al valor agregado, que tenga el contribuyente a su cargo o contra las retenciones efectuadas a terceros por dichos impuestos, así como contra el impuesto al activo.

Los beneficiarios de los estímulos previstos en las fracciones VI, X y XI del presente artículo, quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto le señalen.

Los beneficios que se otorgan en las fracciones VI, VII y VIII del presente artículo, no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley. Tratándose de los estímulos establecidos en las fracciones X y XI del mismo podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la citada Ley.

Los estímulos que se otorgan en el presente artículo, están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada estímulo establece la presente Ley.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la obtención de los beneficios previstos en este artículo.

Artículo 18. Se faculta a la Secretaría de Hacienda y Crédito Público para otorgar los estímulos fiscales y subsidios siguientes:

I. Los relacionados con comercio exterior:

   a) A la importación de artículos de consumo a las regiones fronterizas.

   b) A la importación de equipo y maquinaria a las regiones fronterizas.

II. A cajas de ahorro y sociedades de ahorro y préstamo.

Se aprueban los estímulos fiscales y subsidios con cargo a impuestos federales, así como las devoluciones de impuestos concedidos para fomentar las exportaciones de bienes y servicios o la venta de productos nacionales a las regiones fronterizas del país en los por cientos o cantidades otorgados o pagadas en su caso, que se hubieran otorgado durante el ejercicio fiscal de 2004.

La Secretaría de Hacienda y Crédito Público, para conceder los estímulos a que se refiere este artículo escuchará, en su caso, la opinión de las dependencias competentes en los términos de la Ley Orgánica de la Administración Pública Federal.

La Secretaría de Hacienda y Crédito Público expedirá las disposiciones necesarias para el cumplimiento de lo establecido por este artículo en materia de estímulos fiscales y subsidios.

La Secretaría de Hacienda y Crédito Público informará trimestralmente al Congreso de la Unión sobre el costo que representan para el erario federal, por concepto de menor recaudación, los diversos estímulos fiscales a que se refiere esta fracción, así como los sectores objeto de este beneficio.

Artículo 19. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en el Código Fiscal de la Federación, ordenamientos legales referentes a organismos descentralizados federales que prestan los servicios de seguridad social, Decretos Presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones, federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación de organismos descentralizados, órganos desconcentrados y empresas de participación estatal.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias o entidades por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Asimismo, se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos, o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 20. Los ingresos que trimestralmente obtengan en exceso a los previstos en el calendario trimestral que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en esta Ley, los Poderes Legislativo y Judicial, de la Federación, los Tribunales Administrativos, el Instituto Federal Electoral, la Comisión Nacional de los Derechos Humanos, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades sujetas a control presupuestario directo, se deberán aplicar a los fines que al efecto establezca el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005, sin perjuicio de lo dispuesto en el artículo 13 de esta Ley.

Las adecuaciones y el ejercicio de los recursos presupuestarios que, en su caso sean necesarios para el pago de obligaciones derivadas de contribuciones federales, estatales o municipales, así como para las obligaciones contingentes que se generen por resoluciones emitidas por autoridad competente, se sujetarán estrictamente a lo que disponga el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005 y los demás ordenamientos aplicables.

Las entidades no sujetas a control presupuestario directo que obtengan ingresos de los previstos en esta Ley, deberán comunicar a la Secretaría de Hacienda y Crédito Público sobre el monto de dichos ingresos, para formular los informes trimestrales a que se refiere el artículo 24 de esta Ley y la Cuenta de la Hacienda Pública Federal.

Artículo 21. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los previstos en el calendario trimestral de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los previstos en el calendario trimestral de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los previstos en el calendario trimestral de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero, y la enajenación de bienes muebles, y

IV. Ingresos de los Poderes Legislativo y Judicial, así como de los Tribunales Administrativos, Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos.

Los ingresos excedentes de las entidades u órganos de la Administración Pública Centralizada, serán determinados con base en las estimaciones de ingresos previstas en el artículo 1o. de esta Ley.

La Secretaría de Hacienda y Crédito Público dará a conocer, a más tardar el 31 de enero, la estimación trimestral de los ingresos, desagregando el artículo 1o., rubro A, fracciones I, numerales 1, 3, 4 y 9, inciso A, III, numeral 3 y VI, numerales 19, inciso D, 21 y 23, de esta Ley, por entidad.

Asimismo, la Secretaría de Hacienda y Crédito Público dará a conocer, a más tardar el último día hábil de enero, una lista que detalle los ingresos a que se refieren las fracciones I, II y III de este artículo.

Artículo 22. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 23. Para los efectos de lo dispuesto por los artículos 58 y 160, de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2005 la tasa de retención anual será del 0.5%.

Capítulo IV
De la Información, la Transparencia, y la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 24. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, estará obligado a proporcionar información sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, al Congreso de la Unión en los términos siguientes:

I. Informes mensuales sobre los montos de endeudamiento interno neto, el canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública, y el costo total de las emisiones de deuda interna y externa. Dichos informes deberán presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar 30 días después de terminado el mes de que se trate.

   La Secretaría de Hacienda y Crédito Público informará a la Cámara de Diputados, a más tardar 35 días después de concluido el mes, sobre la recaudación federal participable que sirvió de base para el cálculo del pago de las participaciones a las entidades federativas. La recaudación federal participable se calculará de acuerdo con lo previsto en la Ley de Coordinación Fiscal. La recaudación federal participable se comparará con la correspondiente al mismo mes del año previo.

   La Secretaría de Hacienda y Crédito Público informará a la Cámara de Diputados, a más tardar 30 días después de concluido el mes, sobre el pago de las participaciones a las entidades federativas. Esta información deberá estar desagregada por tipo de fondo, de acuerdo con lo establecido en la Ley de Coordinación Fiscal, y por entidad federativa. El monto pagado de participaciones se comparará con el correspondiente al del mismo mes del año previo. La Secretaría de Hacienda y Crédito Público deberá proporcionar la información a que se refieren los dos párrafos precedentes a las entidades federativas, a través del Comité de Vigilancia del Sistema de Participaciones en Ingresos Federales de la Comisión Permanente de Funcionarios Fiscales, a más tardar 30 días después de concluido el mes. Además, deberá publicarla en su página de Internet.

II. Informes trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública en los que se presente información sobre los montos de endeudamiento interno neto, el canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública, y el costo total de las emisiones de deuda interna y externa. Dichos informes deberán presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar 30 días después de terminado el trimestre de que se trate.

III. La información sobre el costo total de las emisiones de deuda interna y externa deberá identificar por separado el pago de las comisiones y gastos inherentes a la emisión, de los del pago a efectuar por intereses. Estos deberán diferenciarse de la tasa de interés que se pagará por los empréstitos y bonos colocados. Asimismo, deberá informar sobre la tasa de interés o rendimiento que pagará cada emisión, el plazo, y el monto de la emisión.

IV. Los datos estadísticos y la información que la Secretaría de Hacienda y Crédito Público tenga disponibles que puedan contribuir a una mejor comprensión de la evolución de la recaudación y del endeudamiento, que los Diputados y Senadores soliciten por conducto de las Comisiones de Hacienda y Crédito Público respectivas. Dicha información deberá entregarse en forma impresa y en medios magnéticos en los términos que estas Comisiones determinen. La Secretaría de Hacienda y Crédito Público proporcionará dicha información en un plazo no mayor de 30 días naturales, contados a partir de la solicitud que se haga.

   La información que la Secretaría de Hacienda y Crédito Público proporcione en los términos de este artículo deberá ser completa y oportuna. En caso de incumplimiento se estará a lo dispuesto en la Constitución Política de los Estados Unidos Mexicanos, la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos, la Ley Orgánica del Congreso General de los Estados Unidos Mexicanos y las demás disposiciones aplicables.

V. Informes trimestrales relativos a los proyectos de infraestructura productiva de largo plazo a que se refieren los artículos 4o. y 5o. de la presente Ley. Dicha información deberá presentarse a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de las Cámaras de Diputados y Senadores, respectivamente, las cuales podrán publicarla en sus respectivas páginas de Internet, y deberá contener:

a) Una contabilidad separada con el objeto de identificar los ingresos asociados a dichos proyectos.

b) Los costos de los proyectos y las amortizaciones derivadas de los mismos.

c) El análisis que permita conocer el monto, a valor presente, de la posición financiera del Gobierno Federal con respecto a los proyectos de que se trate.

La Secretaría de Hacienda y Crédito Público, deberá publicar la información a que hace referencia esta fracción en su página de Internet.

Artículo 25. En los informes trimestrales a que se refiere el artículo 24 de esta Ley, la Secretaría de Hacienda y Crédito Público deberá incluir un informe de deuda pública que contenga la evolución detallada de la misma al trimestre, incluyendo el perfil de amortizaciones internas y externas. Este informe deberá incluir un apartado que refiera las operaciones activas y pasivas del Instituto de Protección al Ahorro Bancario, así como de su posición financiera, incluyendo aquéllas relativas a la enajenación de bienes, colocación de valores y apoyos otorgados.

De igual forma, incluirá un informe sobre el uso de recursos financieros de la banca de desarrollo y fondos de fomento para financiar al sector privado y social. Detallando el déficit de operación y la concesión neta de créditos, así como sus fuentes de financiamiento.

En este informe se deberá incluir la información sobre las comisiones de compromiso pagadas por los créditos internos y externos contratados.

Los informes a que se refiere este artículo deberán integrarse bajo una metodología que permita hacer comparaciones consistentes a lo largo del ejercicio fiscal.

Artículo 26. El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, incluirá trimestralmente en el Informe Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, la información relativa a los requerimientos financieros y disponibilidades de la Administración Pública Centralizada, de órganos autónomos, del sector público federal y del sector público federal consolidado, lo cual implica considerar a las entidades paraestatales contempladas en los anexos IV y V del Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005, así como de las disponibilidades de los fondos y fideicomisos sin estructura orgánica.

Asimismo, con el objeto de evaluar el desempeño en materia de eficiencia recaudatoria, se deberán incluir en Informe a que se refiere el párrafo anterior, la información correspondiente a los indicadores que a continuación se señalan:

1. Avance en el padrón de contribuyentes.

2. Información estadística de avances contra la evasión y elusión.

3. Avances contra el contrabando.

4. Reducción de rezagos y cuantificación de resultados en los litigios fiscales.

5. Plan de recaudación.

Artículo 27. En la recaudación y el endeudamiento público del Gobierno Federal, la Secretaría de Hacienda y Crédito Público y las entidades, estarán obligadas a proporcionar a la Secretaría de la Función Pública y a la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias y en los términos de las disposiciones que apliquen, la información en materia de recaudación y endeudamiento que éstas requieran legalmente.

El incumplimiento a lo dispuesto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

Artículo 28. Con el objeto de transparentar la información referente a los ingresos generados por concepto de derechos y aprovechamientos por las distintas dependencias y órganos de la administración pública federal, así como de los órganos autónomos, la Secretaría de Hacienda y Crédito Público presentará a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados antes del 31 de julio de 2005, las estimaciones de ingresos de dichas dependencias y órganos para el mismo año.

La Secretaría de Hacienda y Crédito Público, deberá publicar la información a que hace referencia este artículo en su página de Internet.

Artículo 29. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio será responsabilidad exclusiva de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2005. Estas Comisiones determinarán a más tardar el 15 de abril de 2005 si el estudio cumple con los objetivos establecidos.

De determinarse que dicho estudio no cumple con los objetivos establecidos, la Secretaría de Hacienda y Crédito Público, tendrá hasta el 15 de agosto de 2005 para presentarlo a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados con las modificaciones respectivas, debiéndose publicar en la página de Internet de dicha Secretaría a más tardar el 30 de junio del 2005.

Artículo 30. Los estímulos fiscales y las facilidades que prevea la Iniciativa de Ley de Ingresos de la Federación para el ejercicio fiscal de 2006 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Las facilidades y los estímulos se autorizarán en la Ley de Ingresos de la Federación. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el presupuesto de gastos fiscales.

Artículo 31. El Ejecutivo Federal presentará a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, a más tardar el 30 de mayo de 2005 un estudio integral que analice el grado de cumplimiento de la Banca de Desarrollo, de sus objetivos legales e informe acerca de su financiamiento neto, su comparativo de financiamiento con el programado, su canalización de crédito en términos reales durante los últimos cinco años y sobre su canalización de crédito respecto del Producto Interno Bruto. Adicionalmente, informará sobre el costo de operación de las instituciones y el comparativo de los gastos de administración respecto a la cartera total y gastos de administración respecto a su margen financiero, así como un informe sobre su índice de capitalización, fuentes de recursos financieros y fiscales.

La Secretaría de Hacienda y Crédito Público, deberá publicar la información a que hace referencia este artículo en su página de Internet.

Artículo 32. Los datos generales que a continuación se citan, de las personas morales y de las personas físicas que realicen actividades empresariales o profesionales de conformidad con lo dispuesto en la Ley del Impuesto sobre la Renta, que el Instituto Nacional de Estadística, Geografía e Informática y el Servicio de Administración Tributaria, obtengan con motivo del ejercicio de sus atribuciones, podrán ser comunicados entre dichos organismos con objeto de mantener sus bases de datos actualizadas.

I. Nombre, denominación o razón social.

II. Domicilio o domicilios donde se lleven a cabo actividades empresariales o profesionales.

III. Actividad preponderante y la clave que se utilice para su identificación.

La información así obtenida no se considerará comprendida dentro de las prohibiciones y restricciones que establece el Código Fiscal de la Federación, la Ley de Información Estadística y Geográfica y la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los datos a que se refiere el presente artículo podrán ser objeto de difusión pública.

Artículo 33. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las Comisiones de Hacienda y Crédito Público, de Presupuesto y Cuenta Pública y al Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores antes del 30 de junio de 2005, el Presupuesto de Gastos Fiscales. Este comprenderá al menos, en términos generales, los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades, estímulos, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal. Dicho Presupuesto de Gastos Fiscales deberá contener los montos referidos estimados para el ejercicio fiscal de 2006 desglosado por impuesto y por cada uno de los rubros que la ley respectiva contemple.

Artículo 34. Con el propósito de transparentar la formación de pasivos financieros del Gobierno Federal, la Secretaría de Hacienda y Crédito Público deberá hacer llegar a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 30 de abril, una definición de los balances fiscales, junto con la metodología respectiva, en que se incluya de manera integral todas las obligaciones financieras del Gobierno Federal, así como los pasivos públicos, pasivos contingentes y pasivos laborales.

Artículo 35. En los informes a que se refiere el artículo 24 de esta Ley, deberá incluirse un informe detallado de los juicios ganados y perdidos por el Gobierno Federal en materia fiscal, del Instituto Mexicano del Seguro Social y del INFONAVIT frente al Tribunal Federal de Justicia Fiscal y Administrativa, así como el monto que representan en un aumento o disminución de los ingresos y el costo operativo que representan para la Secretaría de Hacienda y Crédito Público y el Servicio de Administración Tributaria. Asimismo, este informe incluirá una explicación detallada de las disposiciones fiscales que causan inseguridad jurídica a la recaudación.

Para los efectos de este artículo, el Tribunal Federal de Justicia Fiscal y Administrativa deberá facilitar a la Secretaría de Hacienda y Crédito Público y al Servicio de Administración Tributaria la información que éstos requieran para elaborar el informe a que se refiere el primer párrafo.

Artículo 36. La Secretaría de Hacienda y Crédito Público mediante convenio con cada una de las entidades federativas, deberá realizar un estudio en el que se muestre un diagnóstico integral de la situación actual de las haciendas públicas estatales y municipales, así como diversas propuestas para el fortalecimiento de las haciendas públicas de los tres órdenes de gobierno, que tengan como objetivos fundamentales dar mayor eficiencia al uso de los recursos públicos y hacer más eficaz el impacto de dichos recursos en la población.

Para la realización de dicho estudio, la Secretaría de Hacienda y Crédito Público deberá seguir los lineamientos técnicos que establezca la Comisión de Hacienda y Crédito Público de la Cámara de Diputados antes del 15 de febrero de 2005.

La realización del estudio será responsabilidad exclusiva de la Secretaría de Hacienda y Crédito Público y deberá publicarse en la página de Internet de dicha Secretaría, así como entregarse a la Cámara de Diputados a más tardar el 15 de mayo de 2005. Los resultados de dicho estudio estarán sujetos al dictamen del Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados, el cual determinará si el estudio cumple con los objetivos establecidos.

De presentarse un dictamen no favorable sobre dicho estudio, la Secretaría de Hacienda y Crédito Público tendrá hasta el 15 de julio de 2005 para presentarlo a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, con las modificaciones respectivas y publicarlo en la página de Internet de la citada Secretaría.

Artículo 37. En el ejercicio fiscal de 2005, toda iniciativa en materia fiscal, incluyendo aquellas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo de la disposición de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

1. Que se otorgue certidumbre jurídica a los contribuyentes;

2. Que el pago de los impuestos sea sencillo y asequible;

3. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización, y

4. Que las contribuciones sean estables para las finanzas públicas.

Estas disposiciones deberán incluirse en la exposición de motivos de la iniciativa, las cuales deberán ser tomadas en cuenta en la elaboración de los dictámenes que emitan las Comisiones respectivas en el Congreso de la Unión. La Ley de Ingresos de la Federación únicamente incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

Artículo 38. Los estímulos fiscales y las facilidades que establezca la Iniciativa de Ley de Ingresos de la Federación para el ejercicio fiscal de 2005, se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

En la exposición de motivos de la Iniciativa de la Ley de Ingresos de la Federación, se fundamentará y motivará su otorgamiento, mencionando especialmente los objetivos, los beneficiarios directos y las metas por alcanzar.

Para el otorgamiento de los estímulos deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Las facilidades y los estímulos se autorizarán en la Ley de Ingresos de la Federación. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el presupuesto de gastos fiscales.

Artículo 39. Se autoriza al Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados a solicitar a la Secretaría de Hacienda y Crédito Público y al Servicio de Administración Tributaria la información estadística en materia de finanzas públicas que éste requiera. La solicitud de información se hará por escrito y deberá ser entregada por dichas dependencias del Gobierno Federal en los siguientes 20 días naturales, respetando en todo momento la información reservada en los términos de la legislación aplicable.

Artículo 40. Con la finalidad de abatir la pérdida de ingresos por el robo de combustible (gasolina, diesel, turbosina y gas licuado de petróleo), Petróleos Mexicanos deberá adoptar a más tardar en los primeros 45 días del año siguiente, los sistemas de tecnología de punta que identifiquen los combustibles que suministra el mercado. En el caso de incumplimiento se estará a lo dispuesto en la Constitución Política de los Estados Unidos Mexicanos, la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos, la Ley Orgánica del Congreso General de los Estados Unidos Mexicanos y las demás disposiciones aplicables.

Transitorios

Primero. La presente Ley entrará en vigor el día 1o. de enero de 2005.

Segundo. Se aprueban las modificaciones a las Tarifas de los Impuestos Generales a la Exportación y a la Importación efectuadas por el Ejecutivo Federal durante el año de 2004, a las que se refiere el informe que en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 Constitucional, ha rendido el propio Ejecutivo al Congreso de la Unión.

Tercero. Los montos establecidos en la Sección C, fracción IX del artículo 1o., así como el monto de endeudamiento neto interno consignado en el artículo 2o. de esta Ley, se verán, en su caso, modificados en lo conducente como resultado de lo siguiente: i) la distribución, entre Gobierno Federal y los organismos y empresas de control presupuestario directo, de los montos autorizados en el Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005, y ii) por los montos que resulten de la aplicación de lo establecido en el párrafo tercero del artículo 3o. del Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005.

Cuarto. Con la finalidad de que el Gobierno Federal dé cumplimiento a lo previsto en el segundo párrafo del artículo 3 y segundo transitorio del "Decreto por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, cupones o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el **Diario Oficial de la Federación** los días 3 y 10 de septiembre de 2001, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, conforme a las disposiciones aplicables y la intervención que corresponda a la Secretaría de Hacienda y Crédito Público, establecerá el instrumento adecuado para tal efecto, el cual, sin perjuicio de los recursos que reciba para tal fin en términos de las disposiciones aplicables, se integrará por los que se enteren por parte del Fondo de Empresas Expropiadas del Sector Azucarero, Nacional Financiera, Sociedad Nacional de Crédito o de cualquier otro ente jurídico, provenientes de los vehículos financieros autorizados por la Comisión Intersecretarial de Gasto Financiamiento e instituidos conforme a los artículos 47 de la Ley Orgánica de la Administración Pública Federal, 40 de la Ley Federal de las Entidades Paraestatales y 75 de la Ley de Instituciones de Crédito y las demás disposiciones aplicables.

Para todos los efectos establecidos en la presente Ley y en el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005, los recursos que integran el patrimonio del Fondo de Empresas Expropiadas del Sector Azucarero o de cualquiera de los vehículos financieros, a que se refiere el párrafo anterior, se ajustarán, en todo momento, a lo señalado en el artículo 75 de la Ley de Instituciones de Crédito y a las demás disposiciones aplicables en la materia.

Quinto. El Servicio de Administración Tributaria implementará un Programa de Ampliación y Actualización del Registro Federal de Contribuyentes que tendrá por objeto verificar el exacto cumplimiento de las obligaciones en dicha materia, lo que permitirá un adecuado control de las obligaciones fiscales y aduaneras de los contribuyentes. Dicho programa se ejecutará mediante la práctica de recorridos, invitaciones, solicitudes de información, censos o cualquier otra medida que, en todo caso, encuentre su fundamento en disposición prevista en el Código Fiscal de la Federación.

Para la realización del Programa anteriormente descrito, el Servicio de Administración Tributaria deberá otorgar a los contribuyentes la asistencia necesaria para el debido cumplimiento de las obligaciones antes señaladas, en los términos de las disposiciones fiscales vigentes.

Los particulares, que por el monto de los ingresos que obtengan, se encuadren en el régimen de pequeños contribuyentes a que hace referencia la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2005 quedarán liberados de las infracciones o sanciones que correspondan por el incumplimiento de obligaciones formales, salvo que se trate de conductas reincidentes. El Servicio de Administración Tributaria podrá otorgar facilidades administrativas a las personas a que hace referencia este párrafo, para que puedan corregir su situación fiscal.

Las Entidades Federativas y sus municipios podrán realizar de manera total o parcial el Programa previsto en el presente artículo, siempre que les sean delegadas las facultades necesarias mediante convenio de colaboración administrativa en materia fiscal federal.

Sexto. Este artículo tiene por objeto establecer regulaciones en materia de importación, producción y comercialización de maíz, leche y frijol.

I. Disposiciones en materia de importación, producción y comercialización de maíz amarillo.

En los casos en los que se requiera importar maíz amarillo indispensable para el abasto nacional, que rebasen las cuotas mínimas libres de arancel acordadas por las Partes en los tratados de libre comercio, la Secretaría de Economía y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, determinarán el arancel que aplicará a la cuota adicional en consulta con el Consejo Mexicano para el Desarrollo Rural Sustentable y con el Comité Nacional Sistema-Producto Maíz.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación pondrá en marcha a más tardar el 31 de enero de 2005 un programa especial para incrementar significativamente la producción y productividad de granos forrajeros.

En lo referente a la importación de maíz amarillo, se asegurará no poner en peligro el suministro de materia prima a la industria tradicionalmente consumidora de este grano, a los productores pecuarios y a los formuladores de alimentos balanceados, a la vez que se atiendan los legítimos intereses de los productores primarios, por lo que la cuota adicional considerará la ampliación de la capacidad instalada y aprovechada de cada industria consumidora, las condiciones específicas de producción en cada cosecha, su estacionalidad y los compromisos que generen las industrias consumidoras para sustituir las importaciones y desarrollar proveedores nacionales. En el marco de estas consideraciones, se aplicarán los criterios de asignación siguientes:

a) Las cuotas mínimas y adicionales se emitirán preferentemente a la industria y al sector pecuario que utiliza maíz amarillo.

b) Las cuotas adicionales se otorgarán una vez que los consumidores manifiesten por escrito sus compromisos de compra de granos nacionales, en el esquema de agricultura por contrato o en su defecto contratos de compra-venta, y éstos queden registrados ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.

c) Para aquellos industriales consumidores de maíz amarillo que acrediten ante Apoyos y Servicios a la Comercialización Agropecuaria (ASERCA/SAGARPA) compromisos de contratos de compra-venta o de agricultura por contrato de granos nacionales, equivalentes a por lo menos el 20% del consumo anual auditado de 2004 o, en su caso, el reportado para la asignación de cupo mínimo de 2005 de maíz importado bajo cuota, hasta por un máximo de 150,000 toneladas por empresa, se aplicarán los siguientes lineamientos de asignación:

La cantidad de cuota adicional asignada a cada solicitante, será el equivalente al producto de multiplicar el consumo anual auditado de 2004 o en su caso el, reportado para la asignación de cupo mínimo de 2005 de maíz amarillo total por un factor que considere el crecimiento del PIB en 2004, menos la cantidad recibida de cupo mínimo en 2005, menos el 20% del consumo anual auditado, ajustado de acuerdo con lo previsto en el párrafo anterior, reportado para la asignación de cuota mínima de 2005 de maíz amarillo importado bajo cuota.

Esta cantidad podrá ser incrementada en caso de una ampliación de la capacidad instalada o utilizada de 2005 respecto a la de 2004. Dicha ampliación, deberá estar debidamente certificada por un auditor externo.

d) Para los solicitantes del Sector Pecuario, que acrediten ante ASERCA/SAGARPA compromisos de adquisición de granos forrajeros nacionales de por lo menos el 20% del consumo anual auditado de 2004 de maíz amarillo importado bajo cuota o, en su caso, el reportado para la asignación de cupo mínimo de 2005, a través de agricultura por contrato o contratos de compra-venta de granos forrajeros nacionales, se aplicarán los siguientes lineamientos de asignación:

La cantidad de cuota adicional asignada a cada solicitante, será el equivalente al producto de multiplicar el consumo anual auditado de grano forrajero total de 2004 o, en su caso, el reportado para la asignación del cupo mínimo en 2005, por un factor que considere el crecimiento del PIB en 2004, menos la cantidad recibida de cuota mínima en 2005, menos el 20% del consumo anual auditado, reportado para la asignación del cupo mínimo en 2005, de maíz amarillo importado bajo cuota.

e) Para empresas que no se ajustan con los incisos c) y d), se les asignará una vez el promedio mensual del consumo anual auditado de granos, reportado para la asignación del cupo mínimo en 2005 o consumo anual auditado en 2004, en caso de no haber solicitado cuota mínima en 2005 o no tener antecedentes de importación.

f) El Ejecutivo Federal creará condiciones objetivas para asegurar que se cumplan los esquemas de sustitución de importaciones, conversión productiva y agricultura por contrato a través de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, por lo que deberá promover con antelación el objetivo de sustituir importaciones con esquemas de agricultura por contrato o conversión productiva en reuniones regionales entre productores e industriales consumidores, así como los productores pecuarios, de acuerdo con un calendario límite de realización de las reuniones del 15 de febrero para el ciclo primavera-verano, y el 31 de julio para el ciclo otoño-invierno. Los contratos de compra-venta se podrán firmar en cualquier época del año.

La promoción consistirá en informar sobre el procedimiento de contratación y acreditación de los contratos de agricultura o de compra-venta, informando a su vez sobre los montos, porcentajes e instrumentos correspondientes a la conversión productiva y agricultura por contrato con base en las Reglas de Operación del Programa correspondiente y sus lineamientos específicos en los siguientes conceptos:

i) Monto del Ingreso Objetivo para los productores cubiertos y regiones.

ii) Base en zona de consumo acordada entre los industriales consumidores y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.

iii) Base regional diferencial para maniobras y fletes cortos de los productores dependiendo de las distancias entre las zonas de producción y las bodegas locales de consumo congruentes.

iv) Apoyo complementario al ingreso que pagará la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para cubrir el diferencial entre el Ingreso Objetivo del Productor y el Precio de agricultura por contrato para proteger la competitividad de la cadena productiva.

Este apoyo se establecerá en lo referente a su monto y plazo de entrega en el cuerpo del contrato.

v) Coberturas de precios para garantizar el Ingreso Objetivo del Productor y el Precio de Indiferencia del Industrial Consumidor, las cuales deberán otorgarse a los agentes económicos involucrados en la firma de los contratos.

vi) Apoyo a compensación de bases para realizar oportunamente la compensación correspondiente a la parte afectada por fluctuaciones de precio y niveles de base.

vii) Formato tipo para agricultura por contrato y conversión productiva incluyendo cláusulas de incumplimiento que apliquen penalizaciones y den garantía de abasto incluyendo las necesarias cuotas adicionales.

g) La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá publicar, en su caso, en el **Diario Oficial de la Federación** a más tardar el 15 de febrero, las modificaciones a las áreas de influencia logística para efectos de los convenios acreditables de agricultura por contrato de granos. Así como las Bases en Zona de Consumo y Base Regional.

Para el caso de las plantas establecidas en los estados de Yucatán, Quintana Roo, Campeche y Tabasco se les asignarán, de la cuota adicional, 5 veces el promedio mensual de consumo auditado de granos forrajeros del 2004 o en su caso del periodo reportado para la asignación del cupo mínimo de 2005 de maíz importado bajo cuota.

En el caso de plantas establecidas en otros estados que comprueben ante ASERCA/SAGARPA la imposibilidad de realizar agricultura por contrato también se les dará el tratamiento antes citado.

h) ASERCA/SAGARPA deberá publicar en el **Diario Oficial de la Federación** el procedimiento de acreditación al que hacen referencia los incisos c), d) y e) a más tardar el último día hábil de marzo de 2005. Dicho procedimiento estipulará los requisitos específicos que deberán cumplir los solicitantes para poder obtener la acreditación.

La publicación del Acuerdo que regule la asignación de la cuota adicional para el 2005 deberá hacerse a más tardar el 15 de junio y el trámite de asignación no será mayor a diez días hábiles.

II. Disposiciones en materia de importación, producción y comercialización de maíz blanco.

Para el caso de maíz blanco, el Ejecutivo Federal establecerá un arancel no inferior a 54.5% para las importaciones que superen la cuota mínima prevista en el Tratado de Libre Comercio de América del Norte.

Las cuotas mínimas y adicionales serán autorizadas sólo en caso comprobado de desabasto existente o previsible, acreditado por el Ejecutivo Federal y en consulta con el Sistema Producto Maíz y de acuerdo a la metodología que determine la Secretaría de Economía y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en consulta con las comisiones correspondientes del Consejo mexicano de Desarrollo Rural Sustentable, y con el compromiso de informar al respecto al Congreso de la Unión y aplicando los criterios de asignación en función de los compromisos de adquisición de cosechas nacionales a precio competitivo y calidad según la norma oficial o la convenida entre las partes, bajo el esquema de Ingreso Objetivo, conforme a las siguientes condiciones, cuyo propósito es promover el encadenamiento productivo, a fin de apoyar el mercado interno y sustituir importaciones:

El Gobierno Federal, a través de la Secretaría de Economía, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, la Secretaría de Salud y la Secretaría del Trabajo y Previsión Social, continuará apoyando el funcionamiento del Consejo Regulador que tiene como objetivo asegurar el fortalecimiento de la Cadena Maíz-Tortilla, con el fin de evitar la desaparición de la única cadena de valor relacionada con el maíz blanco en nuestro país.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá tomar las medidas necesarias para asegurar que el productor debidamente registrado y autorizado ante la misma, reciba el apoyo complementario al ingreso dentro de los cinco días hábiles posteriores a la operación de compra-venta, sin perjuicio de los adelantos que se convengan. Para tal efecto, podrá habilitar a las organizaciones de productores o a la industria como ventanilla de trámite a través de Almacenes Generales de Depósito.

Los Industriales consumidores de maíz blanco presentarán con antelación sus compromisos de adquisición de cosecha nacional, a través de agricultura por contrato o contratos de compra-venta, los cuales deberán quedar registrados ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Para tal efecto se dará prioridad en el ciclo Primavera-Verano a los Estados de Jalisco y Chiapas y en el ciclo Otoño-Invierno a Sinaloa y Tamaulipas en cuyos casos los contratos se firmarán por el 50% de las compras auditadas en 2004 de cada empresa en dichos estados.

La condición previa a la autorización de cuotas mínimas de importación para el segundo semestre será la celebración de contratos de compra-venta o agricultura por contrato de cosechas nacionales del ciclo anterior.

No se autorizarán cuotas de importación de maíz blanco en la República Mexicana excepto en los Estados de Baja California, Coahuila, Chihuahua, Nuevo León, Tamaulipas, Veracruz, Yucatán y Chiapas. En los estados en los que se autoricen dichas cuotas, éstas serán asignadas de acuerdo con los lineamientos publicados por la Secretaría de Economía. En lo referente al estado de Chiapas, el periodo de importación será del 1o. de noviembre al 15 de diciembre y en el caso del estado de Chihuahua será del 1o. de abril al 31 de mayo.

Las cuotas autorizadas de maíz blanco para los Estados mencionados en el párrafo anterior serán por un equivalente a cinco veces el consumo mensual promedio auditado en el 2004 y se otorgarán dentro de la cuota mínima, excepto para Chiapas y Chihuahua, donde dicho cupo será de dos veces el consumo mensual promedio auditado en el 2004. Dichos montos serán reducidos en función de la producción nacional y de los apoyos autorizados por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para la movilización de cosechas nacionales y conforme a la metodología de determinación de déficit de abasto establecida por la Secretaría de Economía.

El Ejecutivo Federal, creará una reserva de cuota mínima, para cubrir los requerimientos de importación de maíz blanco para el 2o. semestre de 2005; la cual, por estar etiquetada para los consumidores de esta variedad específica de grano, no interferirá con la asignación de cuotas adicionales para los solicitantes de cupo de maíz amarillo.

Con la finalidad de hacer competitiva la operación de la cadena maíz-tortilla, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación establecerá condiciones para una adecuada articulación entre la industria y las organizaciones de productores, para el diseño de esquemas de agricultura por contrato o contratos de compraventa, con instrumentos de apoyo en los que se calcule el precio de indiferencia en zona de producción.

Con la finalidad de hacer competitiva la operación de la Cadena de Maíz-Tortilla, ante la libre importación de trigo y de otras materias primas que intervienen en la producción e importación de alimentos sustitutos, lo que ha dado como resultado la baja en el consumo de la tortilla, en lo referente a toda la industria procesadora incluyendo molineros e industriales de la harina relacionada con la Cadena Maíz-Tortilla y en su caso las comercializadoras que intervengan, el complemento al ingreso objetivo más el precio de indiferencia del maíz blanco, será pagado al productor utilizando en su caso el conducto de los compradores. En caso de que los compradores sean el conducto para que el productor reciba el complemento del ingreso objetivo, recibirán por parte de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación a través de Apoyos y Servicios a la Comercialización Agropecuaria un monto igual al apoyo por tonelada pagado a los productores, agrupaciones e intermediarios, que será igual a la diferencia que exista entre el ingreso objetivo y el precio de indiferencia en cada uno de los destinos de consumo, llevado a la zona de producción incluyendo los costos de servicios, almacenaje, financieros y de transportación a cada una de las instalaciones de producción industrial. Esta diferencia tendrá efecto siempre y cuando el ingreso objetivo sea mayor al precio de indiferencia que corresponda a cada zona.

El precio de indiferencia en cada zona de consumo llevado a zona de producción será calculado por ASERCA al inicio de cada cosecha y revisado mensualmente. Todas las variables que intervienen en el cálculo tales como: precio de cierre semanal del contrato de futuros más cercano de maíz amarillo que opera en la Bolsa de Comercio de Chicago, promedio semanal de la base de tres de los principales proveedores norteamericanos de maíz blanco a frontera norte de México con los Estados Unidos de América o puerto mexicano, tipo de cambio de cierre que presenta el Diario Oficial al día que se efectúa el cambio, gastos aduanales y portuarios, costo del flete de transportación de frontera o puerto mexicano a instalación de consumo, costo de transportación de zona de acopio a destino de consumo, maniobras, almacenaje de tres meses y costos financieros de tres meses, serán sometidas a consulta del Consejo Regulador de la Cadena Maíz-Tortilla. La metodología del cálculo del precio de indiferencia será publicada en el **Diario Oficial de la Federación**, a más tardar el 31 de marzo de 2005.

El pago de la diferencia será al final de cada mes durante la época de cosecha, una vez que ASERCA reciba el reporte auditado de las compras efectuadas por los industriales y comercializadoras y no podrá ser repercutido al siguiente eslabón de la cadena.

III. Disposiciones en materia de importación, producción y comercialización de frijol.

Para el caso del frijol, el Ejecutivo Federal establecerá un arancel no inferior al 35.2% para las importaciones que superen la cuota mínima prevista en el Tratado de Libre Comercio de América del Norte.

Las cuotas mínimas libres de arancel de frijol acordadas por las Partes en los tratados de libre comercio, estarán sujetas a licitación bajo la modalidad de postura ofrecida ganadora.

Las importaciones de frijol por encima de las cuotas mínimas libres de arancel acordadas por las Partes en los tratados de libre comercio, en ningún caso podrán rebasar el 10% del total de las cuotas mínimas libres de arancel y serán asignadas a través de licitaciones públicas bajo la modalidad de postura ofrecida ganadora con un precio piso que resultará de la adición del 11.72%, correspondiente al valor anual del monto de desgravación arancelaria, al precio declarado y comprobado del frijol de importación en punto de origen expresado en pesos mexicanos por kilogramo.

El Ejecutivo Federal creará las condiciones objetivas para asegurar un Programa de Sustitución de Importaciones y Adquisición de frijol de Producción Nacional. Dicho Programa tendrá dos vías de adquisición de frijol de producción nacional, la efectuada mediante el Acopio y Comercialización de Apoyos y Servicios a la Comercialización Agropecuaria (ASERCA por 320,000 toneladas y la adquisición hasta por 680,000 toneladas a través de contratos de compra-venta entre los productores y sus Organizaciones Gremiales o con Empresas Comercializadoras en los Estados de Chiapas, Chihuahua, Durango, Guanajuato, Nayarit, San Luis Potosí, Sinaloa y Zacatecas). Las bases mínimas para ambas formas de adquisición de frijol deberán contener:

a) La integración y registro ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y la Secretaría de Economía, del Padrón de Productores, Organizaciones Gremiales y se promoverá la participación de las Empresas de los propios Productores.

b) El precio de compra al Productor en el Programa que será de $0.50 adicional por kilogramo al Precio de referencia del programa.

c) La calidad del Productor para el Programa que tomará como referencia las calidades comerciales, conforme a las normas aplicables.

d) Forma de pago del apoyo complementario por kilogramo, habilitando para tal efecto como ventanilla de trámite a ASERCA, Organizaciones Gremiales y Empresas Participantes.

El precio de referencia del programa tomará como base de cálculo el promedio de los precios estimados de entrada de frijol a las principales centrales de abasto del Distrito Federal, Guadalajara y Monterrey, de las variedades de frijol negros, pintos y claros durante 2004 y de los precios del frijol negros, pintos y claros excepto bayo de importación en punto de origen de Estados Unidos durante 2004 expresados en pesos mexicanos por kilogramo aplicando una reducción del 20% será de $4.70 por kilogramo y de $4.50 por kilogramo para el frijol bayo.

IV. Disposiciones en materia de importación, producción y comercialización de leche.

Las cuotas mínimas libres de arancel acordadas por las Partes en los tratados de libre comercio, serán asignadas en un 60% del total a LICONSA, S.A. de C.V. para su Programa de Abasto Social de Leche. Del remanente de las mismas, el 20% se asignará mediante licitación pública a las empresas industriales del sector privado que no pueden cubrir el 70% de compra de leche fluida de producción nacional de sus consumos totales auditados de productos lácteos.

Del restante 80% del remanente del sector privado, la condición previa para la asignación directa de las cuotas mínimas libres de arancel para el sector privado será que cada empresa presente sus consumos auditados en volumen de leche fluida de producción nacional y de leche en polvo importada de 2004, así como sus compromisos de adquisición de leche de producción nacional para 2005, los cuales deberán quedar registrados ante las Secretarías de Economía y de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Para que un solicitante pueda acceder a dichas cuotas, la participación del consumo de leche en polvo importada en litros equivalentes, usando el factor de conversión de 8.5 para leche en polvo entera y 11.3 para leche en polvo descremada, no deberá sobrepasar el 30% de la suma de los consumos auditados de leche fluida y de leche en polvo en litros equivalentes de 2004.

En la primera quincena del mes de agosto de 2005, se asignarán directamente a LICONSA las cuotas adicionales equivalentes a un 11% de la asignación de la cuota mínima. Por su parte, a la industria se le asignará el 26% de la cuota mínima total destinada a ese sector. En adición se convocará a licitaciones públicas bajo la modalidad de postura ofrecida ganadora con un precio piso, que establecerá el Ejecutivo Federal tomando en cuenta los subsidios a la exportación de leche en polvo de Estados Unidos y la Unión Europea.

Del cupo unilateral de preparaciones lácteas correspondiente a la fracción arancelaria 19.01.90.05 se asignarán directamente 5,000 toneladas a LICONSA, S.A. de C.V.

La Secretaría de Hacienda y Crédito Público tendrá la obligación de verificar el origen de las importaciones de lácteos que ingresan al país bajo las preferencias arancelarias establecidas en los tratados de libre comercio vigentes, de las fracciones arancelarias 04.02.10.01, 04.02.21.01, 04.04.10.01 y 19.01.90.05, conforme a los procedimientos legales aplicables, informando trimestralmente los resultados al H. Congreso de la Unión.

El Ejecutivo Federal creará las condiciones objetivas para asegurar un Programa de Sustitución de Importaciones de Leche en Polvo y Adquisición de Leche de Producción Nacional.

La base para determinar el Precio de Referencia del Programa será el cociente entre el valor y el volumen de las importaciones totales del semestre comprendido de marzo a agosto de 2004 de leche en polvo entera (LPE) que reporta la Secretaría de Hacienda y Crédito Público en los reportes mensuales de importación expedidos por la Administración General de Aduanas, que vienen expresados en pesos por kilogramo. La proporción por litro de leche fluida se obtendrá dividiendo cada kilogramo entre 8.5, que es el factor mundialmente aceptado. Los gastos de internación al país, desaduanamiento, fletes y seguro en México, se tomarán a razón del 8% del costo de la LPE reportado por la Administración General de Aduanas. El Precio de Referencia del Programa por litro de leche fluida será la suma del precio de importación de LPE en aduana mexicana por kilogramo dividido entre 8.5 más el producto del valor anterior multiplicado por el factor 0.08. El precio de referencia del Programa que se obtenga de la aplicación del procedimiento establecido en este párrafo, deberá darse a conocer a más tardar el 31 de enero de 2005.

Dicho Programa tendrá dos vías de adquisición de leche de producción nacional, la efectuada directamente por LICONSA durante todo el año por un volumen de 200 millones de litros y la adquisición estacional de enero a agosto hasta por 400 millones de litros, los cuales tendrán las siguientes modalidades:

a) Oferta directa de los productores de leche de vaca a LICONSA, mediante padrón registrado de productores.

b) Oferta directa de leche a través de las Organizaciones Gremiales de Productores Lecheros a LICONSA, especificando el padrón de organizaciones y productores participantes.

c) Oferta directa de un padrón adicional de productores registrados de leche de vaca a LICONSA a través de las Empresas Industrializadoras de Lácteos, con el aval de las Organizaciones Gremiales de Productores de Leche.

d) Adquisición directa de las Empresas Industrializadoras de Lácteos con el aval de las Organizaciones Gremiales de Productores de Leche para el cual deberán registrarse las Empresas y productores participantes.

En los cuatro casos anteriores, las bases mínimas de adquisición de leche deberán contener:

a) Registro del Padrón de Productores de Leche de Vaca y Empresas Participantes.

b) Los padrones de productores, organizaciones y empresas participantes se registrarán con fecha límite al 31 de marzo ante ASERCA.

c) El precio de compra al productor en el Programa que será de un peso adicional por litro al Precio de Referencia del Programa.

d) La calidad de la leche del productor para el Programa será con base en leche fría, tomando como referencia la norma NMX-F-700-COFOCALEC-2004 Sistema producto leche-alimento-lácteo-leche cruda de vaca-especificaciones fisicoquímicas y sanitarias y métodos de prueba.

e) Forma de pago del peso de apoyo complementario por litro habilitando para tal efecto, como ventanilla de trámite, a LICONSA, a las empresas industrializadoras de Lácteos o a sus Organizaciones Gremiales registradas participantes.

V. En condiciones de emergencia, que pongan en peligro el abasto nacional de alguno de los productos a los que hace referencia este artículo, el Ejecutivo Federal deberá determinar los aranceles y cuotas extraordinarias, teniendo la obligación de reestablecer los aranceles y las cuotas adicionales de forma inmediata, una vez que quede garantizado el abasto nacional, así como de presentar un informe detallado al H. Congreso de la Unión sobre las condiciones que originaron la emergencia y las medidas adoptadas.

Séptimo. Para los efectos de lo dispuesto en los artículos 32-A del Código Fiscal de la Federación y los relacionados de su reglamento, el dictamen fiscal, información y documentación correspondiente al ejercicio fiscal del año 2004, se presentará a más tardar el 30 de junio del año 2005, excepto a los contribuyentes del sector agropecuario, pesquero y de autotransporte, que lo podrá presentar a más tardar el 31 de agosto del año 2005.

Octavo. El Servicio de Administración Tributaria, por conducto de su Junta de Gobierno, podrá celebrar convenios con los contribuyentes con la finalidad de condonar total o parcialmente multas y recargos respecto de créditos fiscales derivados de contribuciones federales que debieron causarse antes del 1 de enero de 2003 y acordará, en su caso, las condiciones de plazo para el pago y amortización de tales créditos fiscales, conforme a lo siguiente:

I. La condonación total o parcial de recargos y multas será acordada por la autoridad, atendiendo a la situación financiera del contribuyente, a su posibilidad de pago y en función de la carga financiera que representen tales recargos y multas para el propio contribuyente.

Para los efectos del párrafo anterior, el contribuyente deberá exhibir toda la información y documentación que considere necesaria o conveniente que acredite la necesidad del otorgamiento de la condonación solicitada. Sin perjuicio de lo anterior, la autoridad también podrá requerir al contribuyente todos los datos, informes o documentos que resulten necesarios para determinar la procedencia o no de la condonación.

En caso de que la autoridad considere viable la condonación, la autoridad y el contribuyente celebrarán el convenio respectivo, dentro de los 40 (cuarenta) días posteriores a la fecha en que se haya presentado la documentación correspondiente.

La Junta de Gobierno del Servicio de Administración Tributaria establecerá el tipo de casos o supuestos en que procederá la condonación total o parcial de los recargos y multas a que se refiere este artículo, los cuales deberán publicarse en el **Diario Oficial de la Federación**.

II. La condonación total o parcial de recargos y multas procederá aun y cuando deriven de créditos fiscales que estén siendo pagados a plazo en los términos del artículo 66 del Código Fiscal de la Federación.

III. Asimismo, la condonación total o parcial de recargos y multas también procederá aun y cuando los mismos deriven de créditos fiscales que hayan sido objeto de impugnación por parte del contribuyente, sea ante la propia autoridad hacendaria o ante el Tribunal Federal de Justicia Fiscal y Administrativa.

IV. Sin perjuicio de la condonación total o parcial de recargos o multas que, en su caso, acuerde la autoridad con el contribuyente, la Junta de Gobierno igualmente podrá acordar con el contribuyente el pago a plazos de los créditos fiscales respecto de los que se causaron los recargos y multas condonadas, ya sea en forma diferida o en parcialidades, conforme lo establece el Código Fiscal de la Federación. Asimismo, la autoridad fiscal podrá eximir la garantía del interés fiscal cuando el contribuyente no tenga posibilidad de otorgarla.

V. En caso de que el contribuyente incumpla con sus obligaciones de pago derivadas del convenio que se llegue a celebrar con la autoridad, se tendrá por rescindido de pleno derecho y, por lo tanto, las autoridades fiscales competentes iniciarán de inmediato el procedimiento administrativo de ejecución.

VI. No procederá la condonación total o parcial de recargos y multas, cuando el contribuyente se ubique en cualquiera de los siguientes supuestos:

a) La determinación de los créditos fiscales respecto de los que se causaron los recargos y multas derive de actos u omisiones que impliquen la existencia de agravantes en la comisión de infracciones en términos del Código Fiscal de la Federación.

b) Los créditos se hayan determinado presuntivamente de acuerdo con lo que señala el Código Fiscal de la Federación.

c) Exista sentencia ejecutoriada que provenga de la comisión de delitos fiscales.

d) Se trate de impuestos retenidos o recaudados.

VII. La solicitud de condonación a que se refiere el presente artículo no constituirá instancia y las resoluciones que dicte la autoridad fiscal al respecto, no podrán ser impugnadas por los medios de defensa.

La Secretaría de Hacienda y Crédito Público informará trimestralmente a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, del ejercicio de las facultades otorgadas en los términos de este artículo.

Noveno. Para los efectos del artículo 3o. de esta Ley, los "Proyectos del Gobierno del Distrito Federal a ser financiados con deuda aprobada por el Congreso de la Unión", son los siguientes:

GOBIERNO DEL DISTRITO FEDERAL PROYECTOS FINANCIADOS CON DEUDA 2005 (PESOS)

CLAVE PRESUPUESTAL	CONCEPTO	JUSTIFICACION	MONTO
	ENDEUDAMIENTO NETO		1,700,000,000.00
	SISTEMA DE TRANSPORTE COLECTIVO (METRO)		1,700,000,000.00
27 00 17	Ampliar el parque de la red neumática del metro.	El endeudamiento neto se destinará a cubrir el pago parcial de 28 trenes de un programa de 45 trenes de rodadura neumática de nueve coches cada uno, equipados con bogies de suspensión neumática, sistema de tracción tipo asíncrono, así como pasillos de intercirculación entre carros y sistema de informática embarcada. El programa de entregas, además de los 28 contemplados para el año 2005, incluye 3 en el año 2004 y los 14 restantes en el 2006.	1,700,000,000.00

El precio de los 45 trenes está denominado en dos monedas, con un costo unitario de 3.053 millones de dólares y 9.342 millones de euros.

El programa de pagos en pesos a los tipos de cambio estimados para los distintos años fiscales es el siguiente:

2004	504.9 millones de pesos	El remanente para el año 2005 se cubrirá con los recursos provenientes de las amortizaciones calendarizadas para ese mismo año.
2005	4,155.48 millones de pesos	
2006	2,105.26 millones de pesos	

México, D.F., a 13 de noviembre de 2004.- Sen. **Diego Fernández de Cevallos Ramos**, Presidente.- Dip. **Manlio Fabio Beltrones Rivera**, Presidente.- Sen. **Lucero Saldaña Pérez**, Secretaria.- Dip. **Marcos Morales Torres**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a los veintitrés días del mes de noviembre de dos mil cuatro.- **Vicente Fox Quesada**.- Rúbrica.- El Secretario de Gobernación, **Santiago Creel Miranda**.- Rúbrica.